As filed with the Securities and Exchange Commission on June 22, 2004

Registration Number 333-112773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

LIBERMAN BROADCASTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	4832	20-0888078
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1845 West Empire Avenue

Burbank, California 91504

(818) 563-5722

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Brett Zane

Chief Financial Officer

Liberman Broadcasting, Inc.

1845 West Empire Avenue

Burbank, California 91504

(818) 563-5722

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph K. Kim, Esq. David J. Johnson, Jr., Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071-2899 Telephone: (213) 430-6000 Fax: (213) 430-6407	Cynthia A. Rotell, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 Telephone: (213) 485-1234 Fax: (213) 891-8763

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2004

11,050,000 Shares

Liberman Broadcasting, Inc.

Class A Common Stock

We are selling 10,000,000 shares of Class A common stock and the selling stockholders are selling 1,050,000 shares of Class A common stock. We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is currently estimated to be $15.00 per share. We have applied to list our Class A common stock on The NASDAQ National Market under the symbol “LBIM.”

The underwriters have an option to purchase a maximum of 1,657,500 additional shares to cover over-allotments of shares.

Investing in our Class A common stock involves risks. See “ Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Liberman Broadcasting, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of Class A common stock will be made on or about             , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Deutsche Bank Securities

UBS Investment Bank	Bear, Stearns & Co. Inc.

CIBC World Markets	SunTrust Robinson Humphrey

The date of this prospectus is             , 2004.

LIBERMAN BROADCASTING, INC.

Radio and Television Stations in Large Hispanic Markets

Los Angeles, CA
San Diego, CA
Dallas, TX
Houston, TX

Radio

Los Angeles	Houston
KBUE–FM	KTJM–FM
KBUA–FM	KJOJ–FM
KEBN–FM	KQQK–FM
KWIZ–FM	KIOX–FM
KHJ–AM	KXGJ–FM
KVNR–AM	KQUE–AM
	KEYH–AM
Dallas	KSEV–AM
KNOR–FM (1)	KJOJ–AM

Television

Los Angeles – KRCA
Houston – KZJL
Dallas – KMPX
San Diego – KSDX

(1) We expect to complete the acquisition of selected assets of KNOR-FM in the third quarter of 2004.

Popular, Internally-Produced Programming

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until             , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before making an investment decision. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Our Company

We are the largest privately held, and fourth largest overall, owner and operator of Spanish-language radio and television stations in the United States based on revenues and number of stations. We own 15 radio stations (nine FM and six AM) and four television stations in Los Angeles, Houston, Dallas-Fort Worth and San Diego, the first, fourth, sixth and twelfth largest Hispanic markets in the United States, respectively, based on Hispanic television households. We operate radio and television stations in markets that comprise approximately 28% of the U.S. Hispanic population.

Our Los Angeles cluster consists of five Spanish-language radio stations, one AM radio station with time-brokered programming and a television station. Our Houston cluster consists of seven Spanish-language radio stations, two AM radio stations with time-brokered programming and a television station. Upon completion of our acquisition of selected assets of a radio station in Dallas-Fort Worth, our Dallas-Fort Worth cluster will consist of one Spanish-language radio station and one television station. We also own a television station serving San Diego. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we use to produce most of our television programming, and we have television production facilities in Houston and Dallas-Fort Worth that will allow us to produce local programming for those markets.

Jose and Lenard Liberman, father and son, founded our company in 1987 and together have over 55 years of operating experience in the broadcasting industry. We view Jose Liberman as an industry pioneer having owned and operated the first Spanish-language FM station in the Los Angeles market in the mid-1970s. Lenard Liberman manages our day-to-day operations and, together with his father, has primary responsibility for our strategic direction. In addition, we have assembled a management team of industry veterans to direct our sales and programming.

We seek to own and operate radio and television stations in the nation’s largest and most densely populated Hispanic markets. Our strategy is to increase revenue and cash flow in our markets by reformatting acquired stations with locally focused programming, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience and implementing strict cost controls. We have grown our total net revenues from $27.1 million in 1998 to $84.0 million in 2003 and, although we have a history of net losses, our net income has increased from a net loss of $4.6 million in 1998 to net income of $7.9 million in 2003. We also had a substantial debt balance of $340.8 million at March 31, 2004, which we plan to reduce with the net proceeds from this offering.

Operating Strategy

The principal components of our operating strategy are set forth below:

Develop popular stations by targeting the local community.    We believe our ability to produce locally targeted programming gives us an advantage over most other Spanish-language broadcasters that develop and distribute their programming on a national basis, and as a result, we have generally been able to achieve and maintain strong station ratings in our markets.

Cross-promote our radio and television stations.    We utilize a portion of our commercial inventory time at both our radio and television stations to run advertisements promoting our other stations and programming, which helps us capitalize on the strong ratings and targeted audience of our stations with no incremental cash outlay.

Capitalize on our complementary radio and television stations to capture a greater share of advertising revenue.    We create cross-selling opportunities by offering our advertisers customized packages that allow them to cross-advertise on radio and television, as well as to cross-merchandise through product integration in our programming.

Develop a diverse local advertiser base.     We believe that local advertisers are more responsive to Hispanic advertising opportunities in our markets and are less ratings sensitive and more recession resistant than national advertisers. Local advertising accounted for approximately 80% of our gross advertising revenue in 2003.

Offer cost-effective advertising and value-added services to our advertisers.    By supporting advertisers’ media campaigns with creative promotions and offering our studio facilities to provide value-added services, we are able to cross-sell our broadcasting properties and attract new customers currently not advertising on radio or television.

Utilize cost-effective television programming to drive cash flow growth.    Our television programming consists of both internally produced and purchased programming, which creates a compelling programming line-up for our television stations. As we acquire additional television stations, we are able to further leverage our programming library across a broader base of stations, thereby increasing our profitability.

Acquisition Strategy

Our acquisition strategy focuses on identifying and acquiring selected assets of radio and television stations in the largest, most densely populated and fastest growing U.S. Hispanic markets to build market-leading Hispanic radio and television clusters. We have built a long-term track record of acquiring and developing underperforming radio and television stations that has enabled us to achieve significant increases in our net revenue over the past decade. Since our founding in 1987, we have developed 16 Spanish-language, start-up radio and television stations by reformatting acquired stations with locally focused programming, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience and implementing strict cost controls. For example, we entered the Houston market in March 2001 and within two and one-half years, we built the second-highest rated Hispanic radio station group and the second-highest rated Hispanic television station in that market.

Hispanic Market Opportunity

We believe the Hispanic community represents an attractive market for future growth. The U.S. Hispanic population is the largest minority group in the United States and the fastest growing segment of the U.S. population, growing at approximately seven times the rate of the non-Hispanic U.S. population as reported by the U.S. Census Bureau. The U.S. Hispanic population is expected to reach approximately 43.7 million people, or 15% of the total U.S. population, by 2010 according to the U.S. Census Bureau.

In addition, advertisers have begun to direct more advertising dollars towards U.S. Hispanics and, consequently, Spanish-language radio and television advertising has grown at more than twice the rate of total radio and television advertising from 1997 to 2003. As advertisers continue to recognize the buying power of the U.S. Hispanic population, especially in areas where the concentration of Hispanics is very high and where a significant percentage of the retail purchases are made by Hispanic customers, we expect the gap in advertising rates between Spanish-language and English-language media to narrow.

Corporate Information

Liberman Broadcasting, Inc. was incorporated in Delaware on February 3, 2004. Before this offering and subject to Federal Communications Commission, or FCC, approval, we intend to reincorporate our current parent entity, LBI Holdings I, Inc., a California corporation, into a Delaware corporation, by merging it with and into Liberman Broadcasting, with Liberman Broadcasting as the surviving entity. Unless otherwise indicated, the information contained in this prospectus assumes the merger has taken place and Liberman Broadcasting refers to Liberman Broadcasting after the merger and LBI Holdings I before the merger. Our principal executive offices are located at 1845 West Empire Avenue, Burbank, California 91504 and our telephone number is (818) 563-5722.

The Offering

Class A common stock offered by:
Liberman Broadcasting	10,000,000	shares
Selling stockholders	1,050,000	shares

Total	11,050,000	shares

Common stock to be outstanding after this offering:
Class A common stock	13,167,971	shares
Class B common stock	34,869,159	shares

Total	48,037,130	shares

The number of shares of Class A common stock to be outstanding after the offering assumes 2,491,730 shares of Class A common stock will be issued at the closing of this offering upon the exercise of all warrants outstanding immediately before the offering and that the underwriters’ over-allotment option is not exercised and does not include any shares of Class A common stock issuable under deferred compensation arrangements with some of our employees.

Relative rights of Class A and Class B common stock

There will be two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Except with respect to voting and conversion, the rights of holders of Class A common stock and Class B common stock are the same. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. Class A common stock and Class B common stock vote as a single class with respect to all matters submitted to a vote of stockholders. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder. See “Description of Capital Stock.”

Shares of Class B common stock automatically convert into shares of Class A common stock on a share-for-share basis upon a transfer to anyone other than a permitted transferee. See “Description of Capital Stock—Common Stock.”

Upon completion of this offering, only Mr. Lenard Liberman and Mr. Jose Liberman will beneficially own shares of our Class B common stock. The Libermans will enter into an agreement before the completion of this offering whereby they will agree to vote their shares together with respect to certain matters. As a result, the Libermans will control approximately 96% of our voting power after this offering.

Controlled company	We will be considered a “controlled company” under the rules of Nasdaq because Messrs. Jose and Lenard Liberman will control more than 50% of our voting power immediately after this offering. As a controlled company, we will not be required to have a majority of independent directors on our board or to have nomination and compensation committees. We will be required to maintain a fully independent audit committee within one year after this offering in accordance with the rules of the SEC. As a result of our status as a controlled company, our independent directors will not control our board of directors.

Use of proceeds	We expect to use the net proceeds from this offering for the repayment of our debt.

Proposed NASDAQ National Market symbol	LBIM

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical consolidated financial data for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 and as of March 31, 2004 and for the three months ended March 31, 2003 and 2004. The summary historical consolidated financial data for the fiscal years ended December 31, 2001, 2002 and 2003 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the fiscal years ended December 31, 1999 and 2000 were derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenues:
Radio	$19,420	$28,709	$31,585	$39,311	$45,631	$8,776	$8,951
Television	16,997	21,843	28,072	31,685	38,406	7,677	10,421

Total net revenues	36,417	50,552	59,657	70,996	84,037	16,453	19,372
Operating expenses (exclusive of noncash employee compensation, depreciation and amortization and impairment of broadcast license shown below)	17,739	22,550	26,744	33,782	41,347	8,961	10,672
Noncash employee compensation	—	1,240	1,398	3,642	2,226	683	1,061
Depreciation and amortization	4,435	4,637	8,673	3,131	3,510	794	1,124
Impairment of broadcast license	—	—	—	1,750	—	—	—

Operating income	14,243	22,125	22,842	28,691	36,954	6,015	6,515
Interest expense, net	17,037	17,893	29,537	38,074	29,105	6,720	8,277
Loss on sale of property and equipment	6	—	—	388	4	—	—

(Loss) income before income taxes and cumulative effect of accounting change	(2,800)	4,232	(6,695)	(9,771)	7,845	(705)	(1,762)
Income tax (expense) benefit	(6)	(74)	(81)	(42)	19	(20)	111

(Loss) income before cumulative effect of accounting change	(2,806)	4,158	(6,776)	(9,813)	7,864	(725)	(1,651)
Cumulative effect of accounting change	—	—	—	(8,106)	—	—	—

Net (loss) income	$(2,806)	$4,158	$(6,776)	$(17,919)	$7,864	(725)	(1,651)

Net (loss) income per share:
Basic	$(14,029)	$20,790	$(33,877)	$(89,594)	$39,319	(3,625)	(8,254)
Diluted	$(14,029)	$20,790	$(33,877)	$(89,594)	$36,746	(3,625)	(8,254)
Weighted average shares outstanding used to compute net (loss) income per share:
Basic	200	200	200	200	200	200	200
Diluted	200	200	200	200	214	200	200

	As of March 31, 2004
	Actual	As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$199	$199
Working capital	5,142	6,353
Broadcast licenses, net	270,019	270,019
Total assets	375,876	361,209
Total long-term debt	340,827	222,710
Total stockholders’ (deficiency) equity	(23,049)	82,346

(1)	Gives effect to the offering of shares of our Class A common stock at an assumed initial public offering price of $15.00 per share, less the underwriting discount and estimated offering expenses payable by us, the application of the net proceeds as described under “Use of Proceeds” as if the offering had occurred on March 31, 2004, and the issuance of 2,491,730 shares of Class A common stock upon the exercise of warrants. Total stockholders’ (deficiency) equity, as adjusted, includes the following one-time charges: (a) a $39.1 million noncash charge to adjust our deferred tax accounts resulting from the immediate change in our tax status from an S corporation to a C corporation upon the closing of this offering; (b) a $14.6 million noncash charge to write-off previously deferred financing costs relating to our long-term debt; (c) a $7.2 million charge resulting from the early redemption of a portion of our senior subordinated notes and senior discount notes; (d) a $6.0 million noncash charge to adjust the fair market value of the warrants immediately before they are exercised for shares of Class A common stock; and (e) a $3.4 million loss resulting from the early retirement of our 9% subordinated notes.

RISK FACTORS

You should carefully consider the risks described below before investing in our Class A common stock.

Risks Related to Our Business

We may suffer a decrease in advertising revenues due to competitive forces.

The success of our radio and television stations is primarily dependent upon their share of overall advertising revenues within their markets, especially in Los Angeles and Houston. Our stations compete for audiences and advertising revenue directly with other Spanish-language radio and television stations, and many of the owners of those competing stations have greater resources than we do. Two of our largest competitors, each of whom has greater resources than we do, merged and became our first competitor to operate both radio and television stations in Los Angeles, Houston and Dallas, markets in which we derive substantially all of our revenues. As the Hispanic population grows in the United States, more stations may begin competing with us by converting to a format similar to that of our stations.

In addition, our stations compete for audiences and advertising revenue with other media, including cable television and to a lesser extent, satellite television, newspapers, magazines, the Internet and outdoor advertising. We anticipate that our radio stations may also compete with satellite-based radio services in the future. Our failure to offer advertisers effective, high quality media outlets could cause them to allocate more of their advertising budgets to our competitors, which could cause a decrease in our net revenues.

The loss of key personnel could disrupt our business and result in a loss of advertising revenues.

Our success depends in large part on the continued efforts, abilities and expertise of our officers and key employees and our ability to hire and retain qualified personnel. The loss of any member of our management team, particularly either of our founders, Jose and Lenard Liberman, could disrupt our operations and hinder or prevent implementation of our business plan, which could have a material and adverse effect on our business, financial condition and results of operations.

Our growth depends on successfully executing our acquisition strategy.

As we have done in the past, we intend to continue to supplement our internal growth by acquiring media properties that complement or augment our existing markets. We may be unable to identify or complete acquisitions for many reasons, including:

•	competition among buyers;

•	the need for regulatory approvals, including FCC and antitrust approvals;

•	the high valuations of media properties; and

•	the need to raise additional financing, which may be limited by the terms of our debt instruments, including LBI Media’s senior credit facility and the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes.

If we are unable to successfully execute our acquisition strategy, our growth may be impaired.

In addition, future acquisitions by us could also result in the following consequences:

•	issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	impairment of goodwill and other intangibles; and

•	other acquisition-related expenses.

Furthermore, after we have completed an acquisition, our management must be able to assume significantly greater responsibilities, which may cause them to divert their attention from our existing operations. We believe that these challenges are more pronounced when we enter new markets rather than expand further in existing markets.

If we cannot successfully develop and integrate our recent and future acquisitions, our financial results could be adversely effected.

To develop and integrate our recent and future acquisitions, we may need to:

•	reformat stations with Spanish-language programming and build advertiser, listener and/or viewer support;

•	integrate and improve operations and systems and the management of a station or group of stations;

•	retain or recruit key personnel to manage acquired assets;

•	realize sales efficiencies and cost reduction benefits from acquired assets; and

•	operate successfully in markets in which we may have little or no prior experience.

In addition, there is a risk that the stations we have acquired or may acquire in the future may not enhance our financial performance or yield other anticipated benefits. If we are unable to completely integrate into our business the operations of the properties that we have recently acquired or that we may acquire in the future, our costs could increase. Also, in the event that the operations of a new station do not meet our expectations, we may restructure or write-off the value of some portion of the assets of the new station.

If we are unable to convert acquired stations successfully to a Spanish-language format, anticipated revenues from these acquisitions may not be realized.

Our acquisition strategy has often involved acquiring English-language stations and converting them to a Spanish-language format. We intend to continue this strategy with some of our future acquisitions. This conversion process may require a heavy initial investment of both financial and management resources. We may incur losses for a period of time after a format change due to the time required to build up ratings and station loyalty. These format conversions may be unsuccessful in any given market, and we may incur substantial costs and losses in implementing this strategy.

Cancellations or reductions of advertising could adversely affect our net revenues.

We do not generally obtain long-term commitments from our advertisers. As a result, our advertisers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in purchases of advertising could adversely affect our net revenues, especially if we are unable to replace these purchases. Our expense levels are based, in part, on expected future net revenues and are relatively fixed once set. Therefore, unforeseen decreases in advertising sales could have a material adverse impact on our net revenues.

Our debt service obligations will require a significant amount of cash and could adversely affect our ability to operate our company successfully and achieve growth through acquisitions.

We currently have a substantial amount of debt. At March 31, 2004, after giving effect to this offering and the application of net proceeds as described under “Use of Proceeds,” we would have had total indebtedness of approximately $222.7 million, representing approximately 73% of our total capitalization.

Based on our interest rates as of March 31, 2004 and assuming repayment of debt as described under “Use of Proceeds” and no additional borrowings or principal payments on LBI Media’s senior credit facility until its maturity in 2010 or on our other indebtedness, as of March 31, 2004, we would have needed approximately $66.8 million over the next five years to meet our principal and interest payments under our debt agreements, of which approximately $13.4 million would be due over the next year.

Because we are highly leveraged, we will need to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which may reduce our ability to fund working capital and to expand our business through capital expenditures, acquisitions and other means. As a result, we may not be able to expand our business or increase our net revenues.

In addition, if we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or issue additional debt or equity securities on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate net revenues.

The restrictive covenants in our debt instruments may affect our ability to operate our business successfully.

The indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes and the terms of LBI Media’s senior credit facility contain various provisions that limit our ability to, among other things:

•	incur or guarantee additional debt and issue preferred stock;

•	receive dividends or distributions from our subsidiaries;

•	make investments and other restricted payments;

•	issue or sell capital stock of restricted subsidiaries;

•	grant liens;

•	transfer or sell assets;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	enter into transactions with affiliates.

These covenants may affect our ability to operate and finance our business as we deem appropriate. In addition, we are dependent on our subsidiaries for cash and the covenants in our debt instruments restrict the ability of our subsidiaries to make cash distributions which could affect our ability to meet our cash obligations, including obligations under our indebtedness. If we are unable to meet our obligations as they become due or to comply with various financial covenants contained in the instruments governing our current or future indebtedness, this could constitute an event of default under the instruments governing our indebtedness.

The loss of our status as an S corporation may result in us having less cash available for our operations.

Liberman Broadcasting has elected to be treated as an S corporation, and all of our subsidiaries have elected to be treated as qualified subchapter S subsidiaries for federal income tax purposes. As a result, our profits and losses are taxed directly to our stockholders. After this offering, Liberman Broadcasting will not qualify as an S corporation, and none of our subsidiaries will qualify as subchapter S subsidiaries for federal income tax purposes. Thus, our taxable income will be subject to tax at regular corporate rates and will not flow through to our stockholders for reporting on their own tax returns, and certain of our deductions may no longer be available. We will likely have less cash available to us as a result of losing our S corporation status. In addition, the loss of our S corporation status could be applied retroactively, resulting in us and our subsidiaries owing taxes for past periods.

If we are unable to maintain our FCC license for any station, we would have to cease operations at that station.

The success of our television and radio operations depends on acquiring and maintaining broadcast licenses issued by the FCC, which are typically issued for a maximum term of eight years and are subject to renewal. Our FCC licenses are next subject to renewal at various times in 2005 and 2006. Any renewal applications submitted by us may not be approved, and the FCC may impose conditions or qualifications that could restrict our television and radio operations. In addition, third parties may challenge our renewal applications.

If we violate the Communications Act of 1934, as amended, or the rules and regulations of the FCC, the FCC may issue cease-and-desist orders or admonishments, impose fines, renew a license for less than eight years or revoke our licenses. The FCC recently has begun aggressive enforcement of its rules on broadcasting indecent or obscene material, and has stated that, in addition to increased fines, the FCC may initiate license revocation procedures against licensees that broadcast material the FCC considers to be indecent. The FCC has the right to revoke a license before the end of its term for acts committed by the licensee or its officers, directors or stockholders. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio or television station covered by the license, which could have a material adverse effect on our net revenues.

Our failure to maintain our FCC broadcast licenses could cause a default under LBI Media’s senior credit facility and cause an acceleration of our indebtedness.

LBI Media’s senior credit facility requires us to maintain all of our material FCC licenses. If the FCC were to revoke any of our material licenses, our lenders could declare all amounts outstanding under the senior credit facility to be immediately due and payable, which would cause a cross-default under the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes. If our indebtedness is accelerated, we may not have sufficient funds to pay the amounts owed.

Our broadcast licenses could be revoked if more than 25% of our outstanding capital stock is owned of record or voted by non-U.S. citizens, foreign governments or non-U.S. corporations.

Under the Communications Act of 1934, as amended, a broadcast license may not be granted to or held by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. Because of these restrictions, the licenses for our television and radio stations could be revoked if more than 25% of our outstanding capital stock is owned of record or voted by non-U.S. citizens in excess of these limitations.

Our two principal stockholders own two additional companies that transact business with us and the terms of these transactions may not be on the same terms as we would receive with unaffiliated third parties.

Jose and Lenard Liberman, our two principal stockholders, own and operate our national sales representative, Spanish Media Rep Team, Inc., or SMRT. Lenard Liberman is the sole shareholder of L.D.L. Enterprises, Inc., a mail order business. We pay a 15% commission fee to SMRT for any commercial time it sells to national advertisers on our radio and television stations which is based upon the commission rates we paid to our former third party national sales representative firms. From time to time, we allow L.D.L. Enterprises to use, free of charge, unsold advertising time on our television stations. Because the Libermans control the operations of us and these other two companies, the Libermans may cause us to engage in transactions with these other entities that are on terms less favorable than we would have otherwise received with an unaffiliated third party.

Risks Related to Our Class A Common Stock and This Offering

Our two principal stockholders can control the outcome of all matters voted upon by our stockholders and can prevent actions that a stockholder may otherwise view favorably.

Before this offering, Jose and Lenard Liberman, our President and Executive Vice President, controlled 100% of the outstanding shares of our common stock. After this offering, Jose and Lenard Liberman will control 100% of the outstanding shares of our Class B common stock. The Class B common stock gives the holder ten votes per share compared to the one vote per share of the Class A common stock offered hereby. As a result, the Libermans will have approximately 96% of the total voting power of all common stockholders. Thus, the Libermans will be able to elect all the members of our board of directors, approve significant corporate transactions, such as acquisitions and block unsolicited tender offers, without the approval of our public stockholders. This concentration of ownership could delay, defer or prevent a change in control of our company or impede a merger, consolidation, takeover or other business combination that you, as a stockholder, may otherwise view favorably.

We are a controlled company under the Nasdaq Marketplace Rules and are exempt from some Nasdaq corporate governance requirements.

We are a “controlled company” as defined under Nasdaq Marketplace Rule 4350(c)(5) because Jose and Lenard Liberman will control more than 50% of our voting power after the offering. As a result, we are exempt from some of the Nasdaq corporate governance requirements that would otherwise be required of a public company, including that:

•	a majority of the board of directors must be independent directors;

•	the compensation of the president must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

After this offering, our board of directors will initially consist of four directors including only one independent director and, within 90 days, will consist of five directors including only two independent directors. We will not be required to have a third independent director until one year after this offering. As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company.

Because we are a controlled company, we will not have a compensation committee and the Libermans and other employee-directors may be able to determine their own compensation.

Under the Nasdaq Marketplace Rules, a controlled company is not required to have a compensation committee and the compensation of our president does not have to be determined or recommended by a majority of the independent directors. Therefore, the majority of our board of directors will determine the compensation of our executive officers. Our three executive officers, Jose and Lenard Liberman and Brett Zane, will be three of our initial four board members. As a result, our management will comprise a majority of our board of directors and will be able to determine their own compensation, including the compensation of our President, Jose Liberman. Because of this, you will not be afforded the protection of oversight of our executive officers’ compensation by independent directors that you would otherwise receive if we were not a controlled company.

The Libermans will be able to nominate and elect our independent directors.

Because Jose and Lenard Liberman will control approximately 96% of the voting power of our common stock after this offering, they will be able to elect all members of our board of directors, including the independent directors. Jose and Lenard Liberman will also have significant influence over the selection of director nominees because our director nominees do not have to be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors under the Nasdaq Marketplace Rules. Our director nominees will be selected by our board of directors, and the Libermans will be two of the initial four directors and two of the five directors 90 days after this offering. As a result, until such time, if ever, that the Libermans control less than 50% of our voting power, they will control the election of members to our board of directors.

Our audit committee may not consist solely of independent directors until one year after this offering.

Under the rules of the SEC and Nasdaq, our audit committee must consist of at least one independent director at the time of this offering and a majority of independent members within 90 days after this offering and must be a completely independent committee within one year. Our audit committee will oversee the audit effort of our independent accountants and be required to take any actions it deems necessary to satisfy itself that the accountants are independent of management. Until one year after this offering, some members of our management may serve on our audit committee, and the independent directors on our audit committee may not have the same influence on the committee or the audit process as a fully independent audit committee would have.

Our charter documents and Delaware law contain provisions that may delay, defer or discourage a change of control.

Provisions of our restated certificate of incorporation, which will become effective upon the consummation of the merger of LBI Holdings I and Liberman Broadcasting, and bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. These provisions include the following:

•	ability of the board of directors to authorize the issuance of preferred stock in series without stockholder approval; and

•	advance notice requirements for stockholder proposals and nominations for election to the board of directors.

Our restated certificate of incorporation also does not authorize cumulative voting in the election of directors. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The statute could delay, defer or prevent a change of control of our company that you, as a stockholder, may otherwise view favorably.

The price of our Class A common stock may be volatile, which could cause investors to incur trading losses and lose all or a portion of their investments.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our Class A common stock. The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the Class A common stock that will prevail in the trading market. The market price of the Class A common stock may decline below the initial public offering price, which could result in trading losses or the loss of all or a portion of your investment in our stock. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of stock by Lenard Liberman or Jose Liberman or by other major stockholders, or the perception that these sales may occur, may depress our stock price.

Lenard Liberman and Jose Liberman founded our company and are both directors and executive officers of our company. Immediately after this offering, the Libermans will own collectively approximately 72% of the outstanding shares of our common stock and control approximately 96% of the outstanding voting power. In addition, immediately after completion of this offering, seven stockholders who will exercise their warrants will hold approximately 4.4% of the outstanding shares of our Class A common stock. The sale of substantial amounts of the Libermans’ or these other stockholders’ stock in the public market, or the perception that these sales may occur, could reduce the market price of our stock.

We currently do not intend to pay dividends on our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. In addition, the agreements governing our indebtedness, including LBI Media’s senior credit facility and the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes, restrict our ability to pay dividends. Accordingly, if you purchase shares in this offering, the price of our Class A common stock may be required to appreciate in order to realize a gain on your investment.

You will suffer an immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

The initial offering price is expected to be substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $15.00 per share, purchasers of our Class A common stock in this offering will experience immediate and substantial dilution of approximately $19.24 per share in net tangible book value of the Class A common stock. In addition, as of March 31, 2004, there were warrants outstanding to purchase 2,491,730 shares of Class A common stock at a nominal exercise price. If all of these warrants are exercised on the date of the closing of this offering, as expected, investors purchasing shares in this offering would suffer total dilution of $19.02 per share in net tangible book value.

Risks Related to the Television and Radio Industries

Our television and radio stations could be adversely affected by changes in the advertising market or a recession in the U.S. economy or in the economies of the regions in which we operate.

Revenue generated by our television and radio stations depends primarily upon the sale of advertising and is, therefore, subject to various factors that influence the advertising market for the broadcasting industry as a whole, including:

•	changes in the financial condition of advertisers, which may reduce their advertising budgets; and

•	changes in the tax laws applicable to advertisers.

We also believe that advertising is largely a discretionary business expense. Advertising expenditures generally tend to decline during an economic recession or downturn. In addition, shifts in populations and demographics could adversely affect advertising expenditures. Consequently, our television and radio station revenues are likely to be adversely affected by shifts in Hispanic populations and demographics, a recession or downturn in the economies of Southern California, Houston or Dallas or other events or circumstances that adversely affect advertising activity. In general, our national advertising revenue declined in 2001 due in large part to the economic recession and the terrorist attack on September 11, 2001. Foreign hostilities and further terrorist attacks may affect our revenues and results of operations in the future.

Changes in the rules and regulations of the FCC could result in increased competition for our broadcast stations that could lead to increased competition in our markets.

Recent and prospective actions by the FCC could cause us to face increased competition in the future. The recent or prospective changes include:

•	relaxation of restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home audio and video technologies;

•	establishment of a Class A television service for low-power stations that makes those stations primary stations and gives them protection against full-service stations;

•	licensing of low-power FM radio stations designed to serve small localized areas and niche audiences;

•	competition from direct broadcast satellite television providing the programming of traditional over-the-air stations, including local and out-of-market network stations;

•	competition from satellite radio companies providing continuous, nationwide digital radio services; and

•	revision of restrictions on cross-ownership (i.e., ownership of both television and radio stations in combination with newspapers and/or cable television systems in the same market) and caps on the number of stations or market share that a particular company may own or control, locally or nationally.

The required conversion to digital television may impose significant costs that might not be balanced by consumer demand.

The FCC adopted rules that allow television broadcasters to initially satisfy the obligation to begin broadcasting a digital television signal by broadcasting a signal that serves, at least, each full-service television station’s applicable community of license, rather than to broadcast at full authorized power. These rules have permitted us to operate our digital television facilities in Los Angeles, Houston and Dallas at lower power pursuant to special temporary authority from the FCC. However, our final costs to convert our television stations to full-service digital television could be significant, and there may not be sufficient consumer demand for digital television services to recover our investment in digital television facilities.

Because we rely on “must carry” rights for cable systems to carry our full power television stations, any change in current laws or regulations that eliminate or limit our ability to require cable systems to carry our full power television stations could result in the loss of coverage in those markets, which could result in a decrease in our market ratings and a potential loss of advertising revenues.

Pursuant to the Cable Television Consumer Protection and Competition Act of 1992, we currently may demand carriage of our full power television stations on a specific channel on cable systems within our local markets. Our television stations in Los Angeles, Houston and Dallas-Fort Worth rely on these “must carry” rights to gain access to the local cable systems. If the current laws or regulations were changed or new laws were adopted that eliminate or limit our ability to require cable systems to carry our full power television stations in Los Angeles, Houston and Dallas-Fort Worth, this could result in the loss of market coverage of our television stations, which would decrease our market ratings in those cities and potentially result in a decrease in our net advertising revenues or an increase in our operating expenses to maintain the same coverage.

Direct broadcast satellite companies may not continue to carry our local television stations, which could result in a decrease in our market ratings and a potential loss of advertising revenues.

Similar to the 1992 Cable Act, the 1999 Satellite Act requires direct broadcast satellite companies that elect to transmit local television stations to offer all other qualified local television stations in that market. This is known as the “carry one/carry all” rule. We have qualified our television stations in Los Angeles and Houston under this rule, and these stations are currently being broadcast on the satellite systems electing to carry local television stations in those markets. We expect that our recently acquired television station in Dallas-Fort Worth will also be carried by satellite systems by the end of the second quarter of 2004. Because we rely on the carry one/carry all rule in these markets, if the satellite providers in Los Angeles, Houston or Dallas-Fort Worth elect to discontinue transmitting local television stations or if the current laws or regulations were changed or new laws were adopted, this could result in the loss of market coverage of our television stations, which would decrease our market ratings in those cities and potentially result in a decrease in our net advertising revenues or an increase in our operating expenses to maintain the same coverage.

We may have difficulty obtaining regulatory approval for acquisitions in our existing markets and, potentially, new markets.

We have acquired in the past, and may continue to acquire in the future, additional television and radio stations. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission, or FTC, and the Department of Justice, may investigate certain acquisitions. These agencies have, in certain cases, examined proposed acquisitions or combinations of broadcasters, and in certain cases, required divestiture of one or more stations to complete a transaction.

Any decision by the Department of Justice or FTC to challenge a proposed acquisition could affect our ability to consummate an acquisition or to consummate it on the proposed terms. The FTC or Department of Justice could seek to bar us from acquiring additional television or radio stations in any market where our existing stations already have a significant market share.

We must respond to the rapid changes in technology, services and standards which characterize our industry in order to remain competitive.

The television and radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. Several new media technologies are being employed or developed, including the following:

•	audio programming by cable television systems, direct broadcast satellite systems, Internet content providers and Internet-based audio radio services;

•	satellite digital audio radio service with numerous channels and sound quality equivalent to that of compact discs;

•	In-Band On-Channel™ digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services;

•	low-power FM radio, with additional FM radio broadcast outlets that are designed to serve local interests;

•	streaming video programming delivered via the Internet;

•	video-on-demand programming offered by cable television companies; and

•	digital video recorders with hard-drive storage capacity that offer time-shifting of programming and the capability of deleting advertisements when playing back the recorded programs.

We may not have the resources to acquire new technologies or to introduce new services that could compete with other new technologies. We may encounter increased competition arising from new technologies. If we are unable to keep pace with and adapt our television and radio stations to these developments, our competitive position could be harmed, which could result in a decrease in our market ratings and a potential decrease in net advertising revenues.

FORWARD-LOOKING STATEMENTS

This prospectus includes both historical and “forward-looking statements” as that term is defined by the federal securities laws. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “may,” “will” and similar expressions, we do so to identify forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in “Risk Factors.”

You should be aware that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale by us of 10,000,000 shares of our Class A common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be $138.4 million ($161.5 million if the underwriters exercise their option to acquire additional shares from us in full), based upon an assumed initial public offering price of $15.00 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect to use the net proceeds to repay:

•	$21.7 million of the $119.0 million aggregate principal amount outstanding as of March 31, 2004, plus accrued and unpaid interest, under LBI Media’s senior credit facility, which matures in 2010 and, as of March 31, 2004, bore interest at rates between 3.13% and 4.75% per annum;

•	$52.5 million of the $150.0 million aggregate principal amount of LBI Media’s 10 1/8% senior subordinated notes due 2012 at a redemption price of 110.125% of the principal amount thereof, plus accrued and unpaid interest to the redemption date;

•	$16.8 million of the $42.1 million accreted value at March 31, 2004 of LBI Media Holdings’ 11% senior discount notes due 2013 at a redemption price of 111.0% of the accreted value thereof to the redemption date;

•	all of the $38.9 million aggregate principal amount at March 31, 2004 of Liberman Broadcasting’s 9% subordinated notes due 2014 outstanding at a redemption price of 100.0% of the principal amount thereof, plus accrued and unpaid interest to the redemption date; and

•	to use the remaining net proceeds for general corporate purposes.

The redemption of the portion of LBI Media’s senior subordinated notes and the portion of LBI Media Holdings’ senior discount notes described above will occur within 90 days after the completion of this offering. Pending the redemptions of LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes, we are required to use the net proceeds allocated for these redemptions to temporarily repay LBI Media’s senior credit facility. We will repay the other indebtedness described above concurrently with the closing of this offering.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. In addition, our ability to pay cash dividends is restricted under the terms of LBI Media’s senior credit facility and the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes. Future dividends, if any, will be determined by our board of directors.

DILUTION

Our net tangible book deficit as of March 31, 2004 was $313.1 million. As of March 31, 2004, on a pro forma basis, after giving effect to the merger of LBI Holdings I into Liberman Broadcasting, our net tangible book deficit would have been $313.1 million, or $8.81 per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	then dividing the difference by the number of shares of common stock outstanding at March 31, 2004, after giving effect to the merger.

If we give effect to our sale of 10,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, and the issuance of 2,491,730 shares of Class A common stock upon the exercise of all outstanding warrants, our adjusted pro forma net tangible book deficit as of March 31, 2004 would have been $193.1 million, or $4.02 per share. This amount represents an immediate dilution of $19.02 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book deficit per share as of March 31, 2004, after giving effect to the merger	$8.81
Decrease in net tangible book deficit per share attributable to new investors	(4.57)
Decrease in net tangible book deficit per share attributable to issuance of Class A common stock upon the exercise of warrants	(0.22)
Pro forma net tangible book deficit per share after this offering		4.02

Dilution per share to new investors		$19.02

The following table summarizes on the basis described above, as of March 31, 2004, the difference between the number of shares of Class A common stock (and Class B common stock convertible into Class A common stock) purchased from us, the total consideration paid for the Class A common stock (and Class B common stock convertible into Class A common stock), and the average price per share paid by existing stockholders and by new investors, at an assumed initial public offering price of $15.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us (and assuming that the underwriters do not exercise the over-allotment option):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	38,037,130	79.2%	$—	—%	$—
New investors	10,000,000	20.8	150,000,000	100.0	15.00

Total	48,037,130	100.0%	$150,000,000	100.0%

The tables above assume the issuance of 2,491,730 shares of Class A common stock upon the exercise of warrants at the closing of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2004 on:

•	an actual basis; and

•	an as adjusted basis to reflect (a) the sale of 10,000,000 shares of our Class A common stock by us in this offering at an assumed initial offering price of $15.00 per share and the use of the net proceeds payable to us as set forth under “Use of Proceeds” and (b) the issuance of 2,491,730 shares of Class A common stock upon the exercise of warrants.

The information in this table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$199	$199

Long-term debt (including current portion):
Senior credit facility(1)	$119,000	$97,324
Senior subordinated notes due 2012	150,000	97,500
Senior discount notes due 2013	42,078	25,247
Subordinated notes due 2014	27,110	—
Empire Burbank loan	2,639	2,639

Total long-term debt	$340,827	$222,710

Stockholders’ (deficiency) equity:
Common stock:
Common stock, $0.01 par value; 1,000 shares authorized, actual and as adjusted; 200 shares issued and outstanding, actual and as adjusted; no shares authorized, issued and outstanding, as adjusted for the offering	1	—
Class A common stock, $0.001 par value; no shares authorized, issued and outstanding, actual and as adjusted; 200,000,000 shares authorized and 13,167,971 shares issued and outstanding, as adjusted for the offering	—	13
Class B common stock, $0.001 par value; no shares, authorized, issued and outstanding, actual and as adjusted; 100,000,000 shares authorized and 34,869,159 shares issued and outstanding, as adjusted for the offering	—	35
Additional paid-in capital	50	175,728
Retained deficit(2)	(23,160)	(93,490)
Accumulated other comprehensive income	60	60

Total stockholders’ (deficiency) equity	(23,049)	82,346

Total capitalization	$317,778	$305,056

(1)	Since March 31, 2004, LBI Media has repaid approximately $4.7 million and borrowed an additional $0.8 million under its senior credit facility.
(2)	Retained deficit, as adjusted, and total stockholders’ (deficiency) equity, as adjusted, include the following one-time charges: (a) a $39.1 million noncash charge to adjust our deferred tax accounts resulting from the immediate change in our tax status from an S corporation to a C corporation upon the closing of this offering; (b) a $14.6 million noncash charge to write-off previously deferred financing costs relating to our long-term debt; (c) a $7.2 million charge resulting from the early redemption of a portion of our senior subordinated notes and senior discount notes; (d) a $6.0 million noncash charge to adjust the fair market value of the warrants immediately before they are exercised for shares of Class A common stock; and (e) a $3.4 million loss resulting from the early retirement of our 9% subordinated notes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 is derived from our audited consolidated financial statements. The selected historical consolidated financial data as of December 31, 2002 and 2003 and for the fiscal years ended December 31, 2001, 2002 and 2003 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1999, 2000 and 2001 and for the fiscal years ended December 31, 1999 and 2000 were derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004.

The financial data set forth below should be read in conjunction with, and are qualified in their entirety by, reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenues:
Radio	$19,420	$28,709	$31,585	$39,311	$45,631	$8,776	$8,951
Television	16,997	21,843	28,072	31,685	38,406	7,677	10,421

Total net revenues	36,417	50,552	59,657	70,996	84,037	16,453	19,372
Operating expenses (exclusive of noncash employee compensation, depreciation and amortization and impairment of broadcast license shown below)	17,739	22,550	26,744	33,782	41,347	8,961	10,672
Noncash employee compensation	—	1,240	1,398	3,642	2,226	683	1,061
Depreciation and amortization	4,435	4,637	8,673	3,131	3,510	794	1,124
Impairment of broadcast license	—	—	—	1,750	—	—	—

Total operating expenses	22,174	28,427	36,815	42,305	47,083	10,438	12,857

Operating income	14,243	22,125	22,842	28,691	36,954	6,015	6,515
Interest expense, net	17,037	17,893	29,537	38,074	29,105	6,720	8,277
Loss on sale of property and equipment	6	—	—	388	4	—	—

(Loss) income before income taxes and cumulative effect of accounting change	(2,800)	4,232	(6,695)	(9,771)	7,845	(705)	(1,762)
Income tax (expense) benefit	(6)	(74)	(81)	(42)	19	(20)	111

(Loss) income before cumulative effect of accounting change	(2,806)	4,158	(6,776)	(9,813)	7,864	(725)	(1,651)
Cumulative effect of accounting change	—	—	—	(8,106)	—	—	—

Net (loss) income	$(2,806)	$4,158	$(6,776)	$(17,919)	$7,864	$(725)	$(1,651)

Net (loss) income per share:
Basic	$(14,029)	$20,790	$(33,877)	$(89,594)	$39,319	$(3,625)	$(8,254)
Diluted	(14,029)	20,790	(33,877)	(89,594)	36,746	(3,625)	(8,254)
Weighted average shares outstanding used to compute net (loss) income per share:
Basic	200	200	200	200	200	200	200
Diluted	200	200	200	200	214	200	200

Unaudited Pro Forma Income Statement Data(1):
(Loss) income before taxes and cumulative effect of accounting change	$(2,800)	$4,232	$(6,695)	$(9,771)	$7,845	$(705)	$(1,762)
Pro forma (provision for) benefit from income taxes	(204)	(705)	(727)	82	(5,892)	529	(1,143)

(Loss) income before cumulative effect of accounting change	(3,004)	3,527	(7,422)	(9,689)	1,953	(176)	(2,905)
Cumulative effect of accounting change, net of tax	—	—	—	(5,350)	—	—	—

Pro forma net (loss) income	$(3,004)	$3,527	$(7,422)	$(15,039)	$1,953	$(176)	$(2,905)

Pro forma net (loss) income per share—basic	$(15,020)	$17,637	$(37,108)	$(75,194)	$9,766	$(878)	$(14,527)
Pro forma net (loss) income per share—diluted	(15,020)	17,637	(37,108)	(75,194)	9,127	(878)	(14,527)

Other Data:
Adjusted EBITDA(2)	$18,678	$28,002	$32,913	$37,214	$42,690	$7,492	$8,700
Adjusted EBITDA margin(3)	51.3%	55.4%	55.2%	52.4%	50.8%	45.5%	44.9%
Cash flows provided by (used in) operating activities	$1,609	$9,591	$6,631	$15,405	$18,140	$(5,438)	$490
Cash flows used in investing activities	(9,693)	(13,507)	(108,677)	(37,419)	(51,392)	(1,461)	(39,954)
Cash flows provided by (used in) financing activities	11,475	(215)	102,692	22,279	38,525	9,689	32,993

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,617	$486	$1,131	$1,397	$6,670	$199
Working capital (deficit)	4,545	(7,069)	(4,902)	4,355	11,444	5,142
Broadcast licenses, net	92,990	89,797	181,294	198,323	239,405	270,019
Total assets	135,547	141,234	252,393	284,673	344,853	375,876
Total long-term debt	138,284	133,840	233,057	262,663	305,672	340,827
Total stockholders’ deficiency	(8,668)	(4,700)	(11,363)	(29,316)	(21,395)	(23,049)

(1)	Upon completion of this offering, Liberman Broadcasting will not qualify as an S Corporation, and none of our subsidiaries will qualify as subchapter S subsidiaries. Thus, we will be taxed at regular corporate rates after this offering. The unaudited pro forma income statement data includes pro forma adjustments for income taxes that would have been recorded if we were a C corporation during the periods shown. Assuming this offering closed on March 31, 2004, we would have recorded a one-time noncash charge of approximately $39.1 million to adjust our deferred tax accounts resulting from the change in our tax status.

(2)	We define Adjusted EBITDA as net (loss) income plus cumulative effect of accounting change, income tax (expense) benefit, loss on sale of property and equipment, net interest expense, impairment of broadcast license, depreciation and amortization and noncash employee compensation. Management considers this measure an important indicator of our liquidity relating to our operations because it eliminates the effects of noncash items. This measure should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with U.S. generally accepted accounting principles, such as cash flows from operating activities, operating income and net income. In addition, our definition of Adjusted EBITDA may differ from those of many companies reporting similarly named measures.

We discuss Adjusted EBITDA and the limitations of this financial measure in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measure.”

The table set forth below reconciles net cash provided by (used in) operating activities, calculated and presented in accordance with U.S. generally accepted accounting principles, to Adjusted EBITDA:

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Net cash provided by (used in) operating activities	$1,609	$9,591	$6,631	$15,405	$18,140	$(5,438)	$490
Add:
Gain on sale of investments	—	—	—	53	—
Income tax expense (benefit)	6	74	81	42	(19)	20	(111)
Interest expense, net	17,037	17,893	29,537	38,074	29,105	6,720	8,277
Less:
Amortization of deferred financing costs	(502)	(502)	(3,825)	(8,192)	(1,647)	(388)	(498)
Accretion on senior notes	—	—	(2,556)	(940)	(1,904)	(227)	(1,328)
Provision for doubtful accounts	(179)	(96)	(170)	(862)	(1,066)	(217)	(199)
Changes in operating assets and liabilities:
Accounts receivable	366	2,142	1,901	3,701	4,804	(110)	(2,899)
Program rights	769	102	(314)	317	(52)	31	(302)
Amounts due from related parties	704	(487)	456	(88)	(396)	146	15
Prepaid expenses and other current assets	(289)	(71)	656	101	(109)	451	(98)
Employee advances	(59)	11	124	511	31	10	1
Accounts payable and accrued expenses	(642)	(446)	133	5	(2,185)	526	(330)
Accrued interest	(243)	(357)	321	(10,733)	(2,379)	5,959	5,306
Program rights payable	117	209	56	(58)	(11)	—	27
Amounts due to related parties	(16)	(61)	15	(34)	(56)	14	54
Deferred state income tax payable	—	—	(133)	(31)	28	(9)	106
Other assets and liabilities	—	—	—	(57)	406	4	189

Adjusted EBITDA	$18,678	$28,002	$32,913	$37,214	$42,690	$7,492	$8,700

(3)	Adjusted EBITDA margin means Adjusted EBITDA divided by net revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We own and operate radio and television stations in Los Angeles, California and Houston, Texas and television stations in Dallas, Texas and San Diego, California. Our radio stations consist of four FM and two AM stations serving Los Angeles, California and its surrounding area and five FM and four AM stations serving Houston, Texas and its surrounding area. We expect to add an FM radio station in the Dallas-Fort Worth, Texas market in the third quarter of 2004, pursuant to a definitive agreement we entered into in March 2004. Our four television stations consist of three full-power stations serving Los Angeles, California, Houston, Texas and Dallas-Fort Worth, Texas and a low-power station serving San Diego, California. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we primarily use to produce our core programming for all of our television stations, and we have television production facilities in Houston and Dallas-Fort Worth that will allow us to produce local programming for those markets.

We operate in two reportable segments, radio and television. We generate revenue from sales of local, regional and national advertising time on our radio and television stations, the sale of time on a contractual basis to brokered or infomercial customers on our radio and television stations, and, to a lesser extent, the leasing of our production facilities to outside entertainment companies. Advertising rates are, in large part, based on each station’s ability to attract audiences in demographic groups targeted by advertisers. We recognize revenues when the commercials are broadcast or the brokered time is made available to the customer. We incur commissions from agencies on local, regional and national advertising, and our net revenue reflects deductions from gross revenue for commissions to these agencies.

Our primary expenses are employee compensation, including commissions paid to our sales staff, promotion, selling, programming, engineering, commissions paid to our national representative firm, SMRT, and general and administrative expenses. Our programming expenses for television consist of costs related to the production of original programming content, production of local newscasts and the acquisition of programming content from other sources.

Upon completion of this offering, Liberman Broadcasting will not qualify as an S Corporation, and none of our subsidiaries will qualify as subchapter S subsidiaries. Thus, we will be taxed at regular corporate rates after this offering. Assuming this offering closed on March 31, 2004, we would have recorded a one-time noncash charge of approximately $39.1 million to adjust our deferred tax accounts resulting from the change in our tax status.

On March 20, 2001, we completed our acquisition of the selected assets of our radio stations KTJM-FM, KJOJ-FM, KQUE-AM, KJOJ-AM and KSEV-AM for an aggregate purchase price of $46.2 million (including acquisition costs). These stations are located in the Houston, Texas market. As a result of these acquisitions, we began broadcasting outside of Southern California for the first time. We began airing Spanish-language programming on three of these stations in July 2001.

On March 20, 2001, we completed our acquisition of the selected assets of KZJL-TV, licensed to Houston, Texas, for an aggregate purchase price of $57.8 million (including acquisition costs). The acquisition marked our first television station in the Houston, Texas market.

On October 11, 2002, we completed our acquisition of the selected assets of KQQK-FM, licensed to Houston, Texas, for an aggregate purchase price of $25.6 million (including acquisition costs). On October 11, 2002, we also completed our acquisition of the selected assets of KIOX-FM and KXGJ-FM, licensed to El Campo and Bay City, Texas, respectively, for an aggregate purchase price of approximately $3.5 million (including acquisition costs) and have significantly changed the format, customer base, revenue stream and employee base of these stations.

On April 22, 2003, we completed our acquisition of the selected assets of radio station KEYH-AM, licensed to Houston, Texas, for an aggregate purchase price of approximately $6.5 million (including acquisition costs) and have significantly changed the format, customer base, revenue stream and employee base of these stations.

On May 15, 2003, we completed our acquisition of the selected assets of KMXN-FM, licensed to Garden Grove, California, for an aggregate purchase price of approximately $35.6 million (including acquisition costs) and subsequently changed the station’s call letters to KEBN-FM. We have significantly changed the format, customer base, revenue stream and employee base of this station.

On January 12, 2004, we completed our acquisition of the selected assets of KMPX-TV serving the Dallas-Fort Worth, Texas market for an aggregate purchase price of approximately $37.5 million (including acquisition costs) and have significantly changed the format, customer base, revenue stream and employee base of this station.

On March 18, 2004, we entered into an agreement to purchase the selected assets of radio station KNOR-FM serving the Dallas-Fort Worth, Texas market for an aggregate purchase price of $15.5 million, of which $750,000 has been placed into escrow. We intend to significantly change the format, customer base, revenue stream and employee base of this station. We anticipate completing this acquisition in the third quarter of 2004.

We generally experience lower operating margins several months following the acquisition of radio and television stations. This is primarily due to the time it takes to fully implement our format changes, build our advertiser base and gain viewer or listener support.

From time to time, we engage in discussions with third parties concerning our possible acquisition of additional radio or television stations or related assets. Any such discussions may or may not lead to our acquisition of additional broadcasting assets.

Results of Operations

Separate financial data for each of our operating segments is provided below. We evaluate the performance of our operating segments based on the following:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
				(unaudited)
Net revenues:
Radio	$31,585	$39,311	$45,631	$8,776	$8,951
Television	28,072	31,685	38,406	7,677	10,421

Total	$59,657	$70,996	$84,037	$16,453	$19,372

Total operating expenses before noncash employee compensation, depreciation and amortization and impairment of broadcast license:
Radio	$14,455	$18,624	$21,723	$4,841	$4,810
Television	12,289	15,158	19,624	4,120	5,862

Total	$26,744	$33,782	$41,347	$8,961	$10,672

Noncash employee compensation:
Radio	$1,398	$3,642	$2,226	$683	$1,061

Total	$1,398	$3,642	$2,226	$683	$1,061

Depreciation and amortization:
Radio	$3,678	$1,421	$1,411	$318	$461
Television	4,995	1,710	2,099	476	663

Total	$8,673	$3,131	$3,510	$794	$1,124

Impairment of broadcast license:
Television	$—	$1,750	$—	$—	$—

Total	$—	$1,750	$—	$—	$—

Operating income:
Radio	$12,054	$15,624	$20,271	$2,934	$2,619
Television	10,788	13,067	16,683	3,081	3,896

Total	$22,842	$28,691	$36,954	$6,015	$6,515

Adjusted EBITDA(1):
Radio	$17,130	$20,687	$23,908	$3,935	$4,141
Television	15,783	16,527	18,782	3,557	4,559

Total	$32,913	$37,214	$42,690	$7,492	$8,700

Total assets:
Radio	$107,806	$133,314	$173,949	$133,131	$172,698
Television	125,529	125,100	131,074	126,643	167,703
Corporate	19,058	26,259	39,830	29,369	35,475

Total	$252,393	$284,673	$344,853	$289,143	$375,876

(1)	We define Adjusted EBITDA as net (loss) income plus cumulative effect of accounting change, income tax (expense) benefit, loss on sale of property and equipment, net interest expense, impairment of broadcast license, depreciation and amortization, and noncash employee compensation. See “—Non-GAAP Financial Measure” and footnote (2) under “Selected Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities.

Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003

Net Revenues.    Net revenues increased by $2.9 million, or 17.7%, to $19.4 million for the three months ended March 31, 2004, from $16.5 million for the same period in 2003. This increase was primarily attributable to the performance of our television segments in the California and Texas markets, along with modest growth from our radio division.

We currently anticipate continued net revenue growth through the end of 2004 from both our radio and television segments due to increased advertising time sold, increased advertising rates, and incremental net revenue from our new Dallas-Fort Worth television station, KMPX-TV. Our programming, focused sales strategy and the expected continued demand by advertisers for Spanish-language advertising should continue to increase our advertising time sold and advertising rates for the duration of 2004.

Net revenues for our radio segment increased by $0.2 million, or 2.0%, to $9.0 million for the three months ended March 31, 2004, from $8.8 million for the same period in 2003. This increase was attributable to revenue growth in our Texas market, primarily reflecting higher advertising rates, increased advertising time sold and a stronger sales force presence. Our targeted local programming and a strong retail advertiser base have enabled us to increase rates and advertising time sold.

Net revenues for our television segment increased by $2.7 million, or 35.7%, to $10.4 million for the three months ended March 31, 2004, from $7.7 million for the same period in 2003. This increase was attributable to revenue growth in our California and Texas markets, reflecting higher advertising rates and advertising time sold, and incremental revenues from our new Dallas-Fort Worth station, KMPX-TV, acquired in January 2004. Our internally produced programming continues to achieve higher ratings, enabling us to raise advertising rates and increase advertising time sold.

Total operating expenses.    Total operating expenses increased by $2.4 million, or 23.2%, to $12.8 million for the three months ended March 31, 2004 from $10.4 million for the same period in 2003. This increase was due to:

(1) a $0.7 million increase in program and technical expenses related to (a) the additional production of in-house television programs, (b) incremental expenses related to our new television station in the Dallas-Fort Worth market, which began operations in January 2004 and (c) overall revenue growth,

(2) a $0.2 million increase in promotional expenses primarily resulting from the addition of our television station in the Dallas-Fort Worth market,

(3) a $0.9 million increase in selling, general and administrative expenses due to (a) higher sales salaries and commissions, reflecting our net revenue growth, (b) additional expenses related to the acquisition of selected assets of KMPX-TV in January 2004, and (c) moderate increases in other general and administrative expenses associated with our revenue growth,

(4) a $0.3 million increase in depreciation expense, primarily due to (a) the acquisition of selected assets of KMPX-TV in January 2004, (b) the completion of our corporate office and television production facility during the first three months of 2004, (c) incremental expenses relating to two asset acquisitions completed in the second quarter of 2003, and (d) increased capital expenditures since the first quarter of 2003, and

(5) a $0.3 million increase in noncash employee compensation. Our deferred compensation liability can increase in future periods based on changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease in future periods based on changes in our net value.

Upon the closing of this offering, we currently anticipate an immediate increase in our “net value” based on preliminary equity market valuations. Assuming this offering closed on March 31, 2004, our deferred compensation expense would have increased by an additional $2.5 million for the three months ended March 31, 2004.

We believe that our total operating expenses will continue to increase in 2004 due to increased programming costs for our television segment, increased sales commissions and administrative expenses associated with our net revenue growth, and increased expenses associated with our new Dallas-Fort Worth television station, KMPX-TV. Our television programming expenses will likely continue to increase in 2004 due to additional in-house programming. Continued growth in expenses may occur as a result of the acquisition of radio and television assets that we may complete. We anticipate that the growth rate of our 2004 total operating expenses, excluding noncash employee compensation, will be lower than the growth rate of our 2004 net revenue. This expectation could be negatively impacted by the number and size of additional radio and television assets that we may acquire, if any, and public equity expenses resulting from the closing of this offering.

Total operating expenses for our radio segment increased by $0.5 million, or 8.4%, to $6.3 million for the three months ended March 31, 2004, from $5.8 million for the same period in 2003. This increase was primarily the result of:

(1) a $0.2 million increase in program and technical expenses related to (a) additional ratings service and market research costs associated with our Los Angeles and Houston stations, and (b) general expense increases associated with overall revenue growth,

(2) a $0.1 million increase in depreciation expense, resulting from (a) the completion of our corporate office and production facility during the first three months of 2004 and (b) incremental expenses relating to two asset acquisitions completed in the second quarter of 2003, and

(3) a $0.3 million increase in noncash employee compensation.

These increases were offset by a $0.1 million decline in selling, general and administrative expenses, primarily resulting from a $0.7 million decline in local marketing agreement fees relating to asset acquisitions we completed in the second quarter of 2003. This decrease was offset by (1) higher sales commissions associated with our growth in net revenue and (2) general expense increases associated with overall revenue growth.

Total operating expenses for our television segment increased by $1.9 million, or 42.0%, to $6.5 million for the three months ended March 31, 2004, from $4.6 million, for the same period in 2003. This increase was primarily the result of:

(1) a $0.5 million increase in program and technical expenses related to (a) the additional production of in-house programming, (b) the incremental costs associated with our newly acquired television station in the Dallas-Fort Worth market, and (c) general cost increases associated with overall revenue growth,

(2) a $0.2 million increase in promotional expenses, primarily due to the addition of our new Dallas-Fort Worth television station acquired in January 2004,

(3) a $1.0 million increase in selling, general and administrative expenses related to (a) higher sales salaries and commissions associated with our growth in net revenue, (b) incremental costs associated with the our new Dallas-Fort Worth television station acquired in January 2004, and (c) general expense increases associated with revenue growth, and

(4) a $0.2 million increase in depreciation expense, primarily resulting from (a) an increase in capital expenditures, (b) the completion of our corporate office and television production facility during the quarter, and (c) incremental expenses relating to our most recent asset acquisition.

Interest expense.    Interest expense increased by $1.6 million, or 23.1%, to $8.3 million for the three months ended March 31, 2004, from $6.7 million for the same period in 2003. This change is attributable to a

$1.1 million accretion in our senior discount notes issued in October 2003, additional interest relating to our 9% subordinated notes, and a higher average debt balance during the first quarter of 2004, as compared to the same period in 2003. In January 2004, we borrowed an additional $35.5 million under LBI Media’s senior credit facility to finance the acquisition of KMPX-TV.

As a result of this offering, we plan to redeem a portion of our outstanding indebtedness. Consequently, excluding one-time charges, we expect our interest expense to decrease during the remaining nine months of 2004. However, if we acquire additional radio and television station assets, we may need to incur more debt, which would result in an increase in our interest expense.

Interest and other income.    Interest and other income increased to $24,000 for the three months ended March 31, 2004, from $23,000 for the same period in 2003.

Net loss.    We recognized a net loss of $1.7 million for the three months ended March 31, 2004, as compared to a loss of $0.7 million for the same period of 2003, a change of $1.0 million. This change was primarily due to the increase in our interest expense during the first quarter of 2004.

Adjusted EBITDA.    Adjusted EBITDA increased by $1.2 million, or 16.1%, to $8.7 million for the three months ended March 31, 2004, from $7.5 million for the same period in 2003. This increase was primarily attributable to net revenue growth from our existing stations in the California and Texas markets and the addition of our television station in the Dallas-Fort Worth market, offset by moderate increases in operating expenses. For a reconciliation of Adjusted EBITDA to net cash provided by operating activities, see footnote (2) under “Selected Historical Consolidated Financial and Other Data.” See “—Non-GAAP Financial Measure.”

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenues.    Net revenues increased by $13.0 million, or 18.4%, to $84.0 million for the year ended December 31, 2003 from $71.0 million in 2002. Revenue growth from our radio and television segments in the California and Texas markets accounted for our overall net revenue increase. The revenue growth in both operating segments can be attributed to increased advertising time sold and higher advertising rates. These factors are the direct result of (i) our programming, (ii) our customer retention, (iii) our growing new advertiser base, and (iv) a favorable Spanish-language advertising environment.

Net revenues of our radio segment increased by $6.3 million, or 16.1%, to $45.6 million for the year ended December 31, 2003 from $39.3 million in 2002. This increase was attributable to revenue growth in our California and Texas markets, primarily reflecting the factors noted above, and a full year of operations for two of our radio stations in Houston, which we began operating in May 2002.

Net revenues for our television segment increased by $6.7 million, or 21.2%, to $38.4 million for the year ended December 31, 2003 from $31.7 million in 2002. This increase was attributable to revenue growth in our California and Texas markets, as we continue to experience growth as a result of our internally produced programming and increased awareness of our stations among advertisers in these markets. These increases were offset by a decline in leasing revenues associated with our television production facility, reflecting a continued shift of use of this facility for the production of in-house television programs.

Total operating expenses.    Total operating expenses increased by $4.8 million, or 11.3%, to $47.1 million for the year ended December 31, 2003 from $42.3 million for the same period in 2002. This increase was primarily the result of a $7.5 million increase due to:

(1) a $3.0 million increase in program and technical expenses related to (a) additional production of in-house television programs, (b) incremental expenses related to a full year of operations for two of our radio stations in Houston, which we began operating in May 2002, and (c) overall company growth,

(2) a $0.2 million increase in promotional expenses primarily resulting from increased television promotion activity in the Los Angeles and Houston markets, and

(3) a $4.3 million increase in selling, general and administrative expenses related to (a) higher sales commissions reflecting our net revenue growth, (b) additional expenses related to a full year of operations for our four most recent asset acquisitions, and (c) moderate increases in other general and administrative expenses associated with our revenue growth. Non-recurring legal fees decreased by $0.4 million compared to 2002 due to the settlement of a lawsuit in 2002.

The overall increase in operating expenses was also attributable to a $0.4 million increase in depreciation expense, primarily due to an increase in capital expenditures during 2003. However, these increases were offset in part by a $1.8 million decrease in broadcast license impairment charges and a $1.4 million decrease in noncash employee compensation as compared to 2002. Our deferred compensation liability decreased in 2003 compared to 2002, but could increase in future periods due to changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and could increase or decrease in future periods based on changes in our net value. See “—Critical Accounting Policies—Deferred Compensation.”

Total operating expenses for our radio segment increased by $1.7 million, or 7.1%, to $25.4 million for the year ended December 31, 2003 from $23.7 million in 2002. This increase was primarily the result of a $3.1 million increase due to:

(1) a $1.0 million increase in program and technical expenses related to (a) the incremental costs associated with a full year of operations for four of our radio stations in Houston, (b) retrospective billing of music license fees related to new radio stations, and (c) general expense increases associated with overall revenue growth, and

(2) a $2.1 million increase in selling, general and administrative expenses related to (a) higher sales commissions associated with our growth in net revenue, (b) additional expenses related to the four newly acquired stations in Houston, and (c) general expense increases associated with overall company growth.

The increase in total operating expenses for our radio segment was offset in part by a $1.4 million decrease in noncash employee compensation.

Total operating expenses for our television segment increased by $3.1 million, or 16.7%, to $21.7 million for the year ended December 31, 2003 from $18.6 million for the same period in 2002. This increase was primarily the result of a $4.4 million increase due to:

(1) a $2.0 million increase in program and technical expenses related to (a) additional production of in-house programming and (b) general cost increases associated with overall company growth,

(2) a $0.2 million increase in promotional expenses, primarily due to increased promotional activity in the Los Angeles and Houston markets, and

(3) a $2.2 million increase in selling, general and administrative expenses related to (a) higher sales commissions associated with our growth in net revenue and (b) general expense increases associated with revenue growth.

The increase in total operating expenses for our television segment was also the result of a $0.4 million increase in depreciation expense; however, the overall change was offset by a $1.8 million decrease in broadcast license impairment charges. During the year ended December 31, 2002, we recorded this $1.8 million noncash impairment charge to reduce the carrying value of one of our television broadcast licenses. No such charge was recorded in 2003.

Interest expense.    Interest expense decreased by $9.0 million, or 23.6%, to $29.2 million for the year ended December 31, 2003 from $38.2 million in 2002. This change was primarily due to the refinancing of our former senior credit facility and senior notes in July 2002, which resulted in the expensing of approximately $8.6 million in deferred financing costs and early redemption fees in 2002. The decrease in interest expense in 2003 was offset in part by an increase in interest expense resulting from a higher average debt balance during 2003, as compared to the year ended December 31, 2002. In 2003, we used available cash and incurred additional indebtedness under our senior credit facility to finance approximately $39.2 million in asset acquisitions.

Interest and other income.    Interest and other income decreased by approximately $40,000 to approximately $98,000 for the year ended December 31, 2003 from approximately $138,000 for the same period in 2002. This decrease was primarily the result of the sale of certain marketable securities, which resulted in an approximate $53,000 one-time gain, and a general decline in interest rates on our cash balances.

Net income (loss).    We recognized net income of $7.9 million for the year ended December 31, 2003, as compared to a net loss of $17.9 million for the same period of 2002, a change of $25.8 million. This change was the result of the factors noted above and the absence in 2003 of the $8.1 million non-cash impairment charge to reduce the carrying value of certain broadcast licenses that was recorded in the first quarter of 2002 as a result of our adoption of SFAS 142. This charge is reflected as a cumulative effect of accounting change in our consolidated statement of operations for the year ended December 31, 2002.

Adjusted EBITDA.    Adjusted EBITDA increased by $5.5 million, or 14.7%, to $42.7 million for the year ended December 31, 2003 from $37.2 million in 2002. This increase was primarily attributable to net revenue growth in all of our radio and television markets, along with moderate increases in operating expenses. For a reconciliation of Adjusted EBITDA to net cash provided by operating activities, see footnote (2) under “Selected Historical Consolidated Financial and Other Data.” See “—Non-GAAP Financial Measure.”

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net revenues.    Net revenues increased by $11.3 million, or 19.0%, to $71.0 million for the year ended December 31, 2002 from $59.7 million in 2001. This increase was primarily attributable to (i) revenue growth and a full year of operations for our Houston radio and television properties acquired in March 2001, (ii) revenues from four additional radio stations in the Houston market, two of which we began operating in May 2002 and two of which we began operating in October 2002 and (iii) revenue growth from our Los Angeles television station. Collectively, these factors accounted for $12.6 million of the overall increase in net revenues which were partially offset by a decline in revenues from the leasing of our television production facility.

Net revenues for our radio segment increased by $7.7 million, or 24.5%, to $39.3 million for the year ended December 31, 2002 from $31.6 million in 2001. This increase was primarily attributable to (i) revenue growth and a full year of operations for our Houston properties acquired in March 2001 and (ii) revenues from four additional radio stations in Houston, two of which we began operating in May 2002 and two of which we began operating in October 2002.

Net revenues for our television segment increased by $3.6 million, or 12.9%, to $31.7 million for the year ended December 31, 2002 from $28.1 million in 2001. This increase was largely attributable to a full year of operations for our Houston station acquired in March 2001, and improvements in both our Los Angeles and Houston markets, as we benefited from ratings increases and our targeted sales approach. This increase was offset in part by a decline in revenues from the leasing of our television production facility, Empire Burbank Studios.

Total operating expenses.    Total operating expenses increased by $5.5 million, or 14.9%, to $42.3 million for the year ended December 31, 2002 from $36.8 million in 2001. This increase was primarily the result of:

(1)	a $7.0 million increase in program and technical, promotional and selling, and general and administrative expenses primarily related to (a) a full year of operations for our Houston radio and television properties acquired in March 2001, and additional expenses related to the four new radio stations in Houston, two of which we began operating under local marketing agreements in May 2002 and two of which we began operating in October 2002, which collectively accounted for $5.8 million of the overall increase and (b) additional costs associated with an increase in the production of Spanish- language television programming for our Los Angeles, Houston and San Diego stations, which accounted for $0.9 million of the overall increase.

(2)	a $2.2 million increase in noncash employee compensation. Our deferred compensation liability can increase due to changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease based on changes in our “net value.” During 2002, our “net value” increased and the portion of the vested awards also increased. Therefore, the amount of deferred compensation increased;

(3)	a $0.8 million increase in depreciation expense primarily resulting from (a) additional capital expenditures for our Houston radio and television properties, which accounted for $0.4 million of the increase and (b) the completion of construction on our Los Angeles digital television transmission facilities in April 2002, which accounted for $0.2 million of the increase; and

(4)	a $1.8 million noncash impairment charge to reduce the carrying value of one of our broadcast licenses.

The increase in program and technical, promotional and selling, and general and administrative expenses includes $0.9 million in local marketing payments related to the two radio stations that we began operating under time brokerage agreements in May 2002, and $0.4 million in legal expenses related to the settlement of certain litigation. The overall increase in operating expenses was offset in part by a $6.3 million decrease in amortization expense resulting from the adoption of SFAS 142 under which our broadcast licenses are no longer amortized.

Total operating expenses for our radio segment increased by $4.2 million, or 21.3%, to $23.7 million for the year ended December 31, 2002 from $19.5 million in 2001. This increase was primarily the result of:

(1)	a $4.2 million increase in program and technical, promotional and selling, and general and administrative expenses related to (a) a full year of operations for our Houston properties acquired in March 2001 and (b) additional expenses related to the four new stations in Houston, two of which we began operating under local marketing agreements in May 2002 and two of which we began operating in October 2002;

(2)	a $2.2 million increase in noncash employee compensation. Our deferred compensation liability can increase due to changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease based on changes in our “net value.” During 2002, our “net value” increased and the portion of the vested awards also increased. Therefore, the amount of deferred compensation increased; and

(3)	a $0.5 million increase in depreciation expense resulting primarily from additional capital expenditures at our Houston properties.

The increase in program and technical, promotional and selling, and general and administrative expenses includes $0.9 million in local marketing payments related to the two radio stations that we began operating under time brokerage agreements in May 2002. The increase in total operating expenses was offset in part by a $2.8 million decrease in amortization expense resulting from the adoption of SFAS 142 under which our broadcast licenses are no longer amortized.

Total operating expenses for our television segment increased by $1.3 million, or 7.7%, to $18.6 million for the year ended December 31, 2002 from $17.3 million in 2001. The increase was primarily the result of a $1.8 million noncash impairment charge to reduce the carrying value of one of our broadcast licenses, resulting primarily from the effects of increased competition in the station’s respective market. This increase was also attributable to a $2.9 million increase in program and technical, promotional and selling and general and administrative expenses primarily related to (a) a full year of operations for our Houston station acquired in March 2001 and (b) additional production costs associated with new Spanish-language television programs that began airing in late 2001 and the first quarter of 2002. The overall increase in operating expenses was offset in part by a $3.5 million decrease in amortization expense resulting from the adoption of SFAS 142 under which our broadcast licenses are no longer amortized. The increase in operating expenses for our television segment includes $0.4 million in legal expenses related to certain litigation that we settled in the first quarter of 2002.

Interest expense.    Interest expense increased by $8.2 million to $38.2 million for the year ended December 31, 2002 from $30.0 million in 2001. This increase was due primarily to our July 2002 refinancing of our former senior credit facility and other outstanding debt, which resulted in (i) a noncash write off of $6.1 million in previously deferred financing costs and (ii) a $2.5 million early redemption penalty on our old senior subordinated notes. In addition, we incurred additional interest during 2002 due to a full twelve months of accretion on our subordinated notes and accelerated amortization of deferred financing costs relating to the March 2001 refinancing of our outstanding indebtedness. These charges were slightly offset by decreased borrowings under LBI Media’s old senior credit facility during the first six months of 2002.

Interest and other income.    Interest and other income decreased by $0.3 million to $0.2 million for the year ended December 31, 2002, compared to $0.5 million in 2001. This decrease was primarily the result of a decline in interest rates during 2002, as compared to 2001.

Net income (loss).    As a result of the above factors we recognized a net loss of $17.9 million for the year ended December 31, 2002, compared to a net loss of $6.8 million for the year ended December 31, 2001, a decrease of $11.1 million. This decrease was the result of the factors noted above and our adoption of SFAS 142 in the first quarter of 2002, which resulted in a noncash charge of $8.1 million to reduce the value of certain of our broadcast licenses.

Adjusted EBITDA.    Adjusted EBITDA increased by $4.3 million, or 13.1%, to $37.2 million for the year ended December 31, 2002 from $32.9 million for the same period in 2001. This increase was primarily attributable to the improved performance and a full year of operations of our Houston radio and television properties, which were acquired in March 2001. For a reconciliation of Adjusted EBITDA to net cash (used in) provided by operating activities, see footnote (2) under “Selected Historical Consolidated Financial and Other Data.” See “—Non-GAAP Financial Measure.”

Liquidity and Capital Resources

LBI Media’s Senior Credit Facility

Our primary sources of liquidity are cash provided by operations and available borrowings under LBI Media’s $175.0 million revolving senior credit facility, which was amended and restated on June 11, 2004. The facility matures on September 30, 2010. Borrowings under LBI Media’s senior credit facility bear interest at a rate based on LIBOR or a base rate, plus an applicable margin that is dependent upon LBI Media’s leverage ratio (as defined in the senior credit facility). As of March 31, 2004, LBI Media had $119.0 million aggregate principal amount outstanding under its senior credit facility. Since March 31, 2004, LBI Media has repaid approximately $4.7 million and borrowed an additional $0.8 million under its senior credit facility. Under the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes, LBI Media is limited in its ability to borrow under the senior credit facility. LBI Media may borrow up to $150.0 million under the senior credit facility without having to meet any restrictions under the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes, but any amount over $150.0 million that LBI Media may borrow under the senior credit facility will be subject to LBI Media’s and LBI Media Holdings’ compliance with specified leverage ratios (as defined in the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes). LBI Media may increase the borrowing capacity under its senior credit facility by up to an additional $50.0 million, subject to participation by the existing lenders or new lenders acceptable to the administrative agent under the senior credit facility and subject to restrictions in the indentures governing LBI Media’s senior subordinated notes and LBI Media Holdings’ senior discount notes.

LBI Media’s senior credit facility contains customary restrictive covenants that, among other things, limit LBI Media’s ability to incur additional indebtedness and liens in connection therewith, pay dividends and make capital expenditures above certain limits. Under the senior credit facility, LBI Media must also maintain specified financial ratios, such as a maximum total leverage ratio, a maximum senior leverage ratio, a minimum ratio of EBITDA (as defined in the senior credit agreement) to interest expense and a minimum ratio of EBITDA (as defined in the senior credit agreement) to fixed charges. As of March 31, 2004, LBI Media was in compliance with the covenants in its senior credit facility. We plan to repay approximately $21.7 million of the outstanding principal amount under LBI Media’s senior credit facility, plus accrued and unpaid interest, with the net proceeds from this offering.

LBI Media’s Senior Subordinated Notes

In July 2002, LBI Media issued $150.0 million of senior subordinated notes that mature in 2012. Under the terms of LBI Media’s senior subordinated notes, LBI Media pays semi-annual interest payments of approximately $7.6 million each January 15 and July 15. After giving effect to the partial redemption of LBI Media’s senior subordinated notes with the net proceeds of this offering, the semi-annual interest payments will be approximately $4.9 million. The indenture governing LBI Media’s senior subordinated notes contains certain restrictive covenants that, among other things, limit LBI Media’s ability to incur additional indebtedness and pay dividends. As of March 31, 2004, LBI Media was in compliance with all these covenants. We plan to redeem $52.5 million of the principal amount of LBI Media’s senior subordinated notes at a redemption price of 110.125%, plus accrued and unpaid interest, with the net proceeds from this offering. Assuming this redemption occurred on March 31, 2004, LBI Media would have incurred approximately $6.0 million in one-time charges, of which approximately $0.7 million relates to the noncash write-off of previously deferred financing costs.

LBI Media Holdings’ Senior Discount Notes

In October 2003, LBI Media Holdings issued $68.4 million aggregate principal amount at maturity of senior discount notes that mature in 2013. Under the terms of the senior discount notes, cash interest will not accrue or be payable on the senior discount notes prior to October 15, 2008 and instead the accreted value of the senior discount notes will increase until such date. Thereafter, cash interest on the senior discount notes will accrue at a rate of 11% per year payable semi-annually on each April 15 and October 15; provided, however, that LBI Media Holdings may make a cash interest election on any interest payment date prior to October 15, 2008. If LBI Media Holdings makes a cash interest election, the principal amount of the senior discount notes at maturity will be reduced to the accreted value of the senior discount notes as of the date of the cash interest election and cash interest will begin to accrue at a rate of 11% per year from the date we make such election. The indenture governing the senior discount notes contains certain restrictive covenants that, among other things, limit LBI Media Holdings’ ability to incur additional indebtedness and pay dividends to Liberman Broadcasting. LBI Media Holdings’ senior discount notes are structurally subordinated to LBI Media’s senior credit facility and senior subordinated notes. We plan to redeem $16.8 million of the accreted value of LBI Media Holdings’ senior discount notes at a redemption price of 111.0% of the accreted value to the redemption date with the net proceeds from this offering. Assuming this redemption occurred on March 31, 2004, LBI Media Holdings would have incurred approximately $2.6 million in one-time charges, of which approximately $0.7 million relates to the noncash write-off of previously deferred financing costs.

Liberman Broadcasting’s 9% Subordinated Notes

In March 2001, Liberman Broadcasting issued $30.0 million principal amount of 9% subordinated notes. The 9% subordinated notes are subordinate in right of payment to LBI Media’s senior credit facility and LBI Media’s senior subordinated notes and are structurally subordinated to LBI Media Holdings’ senior discount notes. The 9% subordinated notes will mature on the earliest of (i) January 31, 2014, (ii) their acceleration following the occurrence and continuance of a material event of default, (iii) a merger, sale or similar transaction involving Liberman Broadcasting or substantially all of the subsidiaries of Liberman Broadcasting, (iv) a sale or other disposition of a majority of Liberman Broadcasting’s issued and outstanding capital stock or other rights giving a third party a right to elect a majority of Liberman Broadcasting’s board of directors and (v) the date on which the warrants issued in connection with Liberman Broadcasting’s 9% subordinated notes are repurchased pursuant to the call options applicable to the warrants. Interest is not payable until maturity. We plan to redeem all of the outstanding 9% subordinated notes at a redemption price of 100.0% with the net proceeds of this offering. Assuming this redemption occurred on March 31, 2004, Liberman Broadcasting would have incurred approximately $16.6 million in one-time noncash expenses relating to the write-off of previously deferred financing costs and a loss resulting from the early retirement of the 9% subordinated notes.

In connection with these 9% subordinated notes, Liberman Broadcasting also issued warrants to purchase shares of our common stock. The warrants have a put feature, which would allow the warrant holders at any time on or after the maturity date of the 9% subordinated notes, to require Liberman Broadcasting to repurchase the warrants or common stock issued upon exercise of the warrants at fair market value under certain events, and a call feature, which would allow Liberman Broadcasting to repurchase the warrants at its option under certain events. Certain mergers, combinations or sales of assets of Liberman Broadcasting, however, will not trigger the put right, even though such events would have accelerated the obligations under the 9% subordinated notes. We expect that these warrants will be exercised for 2,491,730 shares of Class A common stock at the closing of this offering. We also intend to enter into an agreement with the holders of the warrants to terminate certain of their rights under the warrant agreement, including the put and call rights. Assuming this offering closed and the warrants were exercised on March 31, 2004, Liberman Broadcasting would have incurred a one-time $6.0 million noncash charge to adjust the fair market value of the warrants, resulting from the immediate increase in Liberman Broadcasting’s net equity value.

Empire Burbank Studios’ Mortgage Note

One of our indirect, wholly owned subsidiaries, Empire Burbank Studios, borrowed $3.25 million from City National Bank in July 1999, of which approximately $2.6 million was outstanding as of March 31, 2004. To secure that borrowing on a non-recourse basis, Empire Burbank Studios executed a mortgage on its property in Burbank, California in favor of City National Bank as security for the loan. The loan bears interest at 8.13% per annum. It is payable in monthly principal and interest payments of approximately $32,000 through maturity in August 2014.

Summary of Indebtedness

The following table summarizes our indebtedness at March 31, 2004:

Issuer	Form of Debt	Principal Amount Outstanding	Scheduled Maturity	Interest Rate
LBI Media, Inc.(1)	$170.0 million senior secured revolving credit facility	$119.0 million	September 30, 2009; amount available begins decreasing quarterly on June 30, 2005	LIBOR or base rate, plus an applicable margin dependent on LBI Media’s leverage ratio

LBI Media, Inc.	Senior subordinated notes	$150.0 million	July 15, 2012	10 1/8%

LBI Media Holdings, Inc.	Senior discount notes	$68.4 million aggregate principal amount at maturity	October 15, 2013	11%

Liberman Broadcasting, Inc.	9% subordinated notes	$38.9 million (includes interest paid-in-kind)	January 31, 2014	9% until September 20, 2009; 13% thereafter

Empire Burbank Studios, Inc.	Mortgage note	$2.6 million	August 1, 2014	8.13%

(1)	On June 11, 2004, LBI Media, Inc. amended and restated its senior credit facility. As a result, the senior credit facility now consists of a $175.0 million revolving loan and matures on September 30, 2010. There are no scheduled reductions of commitments under the amended and restated senior credit facility.

Cash Flows

Cash and cash equivalents were $0.2 million and $6.7 million at March 31, 2004 and December 31, 2003, respectively.

Net cash flow provided by operating activities was $0.5 million for the three months ended March 31, 2004 and net cash flow used in operating activities was $5.4 million for the three months ended March 31, 2003. Net cash flow provided by operating activities was $18.1 million for the year ended December 31, 2003. The increase in our net cash flow provided by operating activities was primarily the result of an increase in operating income, higher depreciation, noncash employee compensation and debt accretion, and a larger decline in net operating assets during the first three months of 2004, as compared to the same period in 2003.

Net cash flow used in investing activities was $40.0 million and $1.5 million for the three months ended March 31, 2004 and 2003, respectively, and $51.4 million for the year ended December 31, 2003. The increase in net cash flow used in investing activities is primarily attributable to the purchase of selected assets of a television station during the first three months of 2004, requiring $35.6 million in cash, and an increase in capital expenditures from $1.3 million during the first quarter of 2003 to $3.5 million during the first three months of 2004. The increase in capital expenditures is primarily attributable to additional costs incurred in 2004 for our newly acquired television station.

Net cash flow provided by financing activities was $33.0 million and $9.7 million for the three months ended March 31, 2004 and 2003, respectively, and $38.5 million for the year ended December 31, 2003. The increase in our net cash flow provided by financing activities is primarily attributable to the additional funds required during the first three months of 2004 to acquire selected assets of a television station in Dallas-Fort Worth, Texas.

Contractual Obligations

We have certain cash obligations and other commercial commitments, which will impact our short- and long-term liquidity. At March 31, 2004, such obligations and commitments were LBI Media’s senior credit facility and senior subordinated notes, LBI Media Holdings’ senior discount notes, Liberman Broadcasting’s subordinated notes, certain non-recourse debt of one of our wholly owned subsidiaries, our operating leases, and an obligation to acquire selected assets of a radio station as follows:

	Payments due by Period from March 31, 2004
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long term debt	$639,353,519	$19,361,539	$38,723,079	$38,723,079	$542,545,822
Operating leases	10,752,354	1,229,061	2,187,546	2,229,398	5,106,349
Asset purchases	14,750,000	14,750,000	—	—	—

Total contractual cash obligations	$664,855,873	$35,340,600	$40,910,625	$40,952,477	$547,652,171

The above table includes principal and interest payments under our debt agreements based on our interest rates as of March 31, 2004 and assuming no additional borrowings or principal payments on LBI Media’s senior credit facility until its maturity in 2010. The above table reflects commitments under the senior credit facility as amended and restated on June 11, 2004. The above table does not reflect any deferred compensation amounts we may ultimately pay. Asset purchases in the table reflect our obligation under a definitive agreement, dated March 18, 2004, to acquire the selected assets of radio station KNOR-FM serving the Dallas-Fort Worth, Texas market. Subject to approval by the FCC and other customary closing conditions, we expect to complete this acquisition in the third quarter of 2004.

The following table displays our contractual obligations as of March 31, 2004, on an adjusted basis to give effect to the offering of our Class A common stock hereby and the application of net proceeds as described under “Use of Proceeds.”

	As Adjusted for the Offering Payments due by Period from March 31, 2004
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long term debt	$366,462,933	$13,354,981	$26,709,961	$26,709,961	$299,688,030
Operating leases	10,752,354	1,229,061	2,187,546	2,229,398	5,106,349
Asset purchases	14,750,000	14,750,000	—	—	—

Total contractual cash obligations	$391,965,287	$29,334,042	$28,897,507	$28,939,359	$304,794,379

The above table includes principal and interest payments under our debt agreements based on our interest rates as of March 31, 2004 and assuming no additional borrowings or principal payments on LBI Media’s senior credit facility until its maturity in 2010. The above table reflects commitments under the senior credit facility as amended and restated on June 11, 2004. The above table does not reflect any deferred compensation amounts we may ultimately pay.

Expected Use of Cash Flows

For both our radio and television segments, we have historically funded, and will continue to fund, expenditures for operations, selling, general and administrative expenses, capital expenditures and debt service from our operating cash flow and borrowings under LBI Media’s senior credit facility. For our television segment, our planned uses of liquidity during the next twelve months will include the construction of a new analog television antenna at the same site as our digital television antenna in Houston, Texas. We estimate the cost to be approximately $1.3 million for this project. We will also incur approximately $2.7 million in costs to relocate our Dallas television antenna to a new tower site. For our radio segment, our planned uses of liquidity during the next twelve months will include the acquisition of certain assets from radio station KNOR-FM for a remaining purchase price of $14.8 million ($0.7 million has been deposited in escrow), which we anticipate completing in the third quarter of 2004. We may also upgrade several of our radio broadcasting signals and towers located in the Houston market for approximately $7.0 million.

We have used, and expect to continue to use, a significant portion of our capital resources to fund acquisitions. Future acquisitions will be funded from amounts available under LBI Media’s senior credit facility, the proceeds of future equity or debt offerings and our internally generated cash flows. We believe that our cash on hand, cash provided by our operating activities and borrowings under LBI Media’s senior credit facility will be sufficient to fund our contractual obligations and operations for at least the next twelve months.

Inflation

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2003. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Seasonality

Seasonal net revenue fluctuations are common in the television and radio broadcasting industry and result primarily from fluctuations in advertising expenditures by local and national advertisers. Our first fiscal quarter generally produces the lowest net broadcast revenue for the year.

Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents, changes in interest rates related to borrowings under LBI Media’s senior credit facility, and changes in the fair value of LBI Media’s senior subordinated notes, LBI Media Holdings’ senior discount notes and Liberman Broadcasting’s subordinated notes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments. We currently do not hedge interest rate exposure and are not exposed to the impact of foreign currency fluctuations.

We are exposed to changes in interest rates on LBI Media’s variable rate senior credit facility. A hypothetical 10% increase in the interest rates applicable to the year ended December 31, 2003 would have increased interest expense by approximately $0.4 million. Conversely, a hypothetical 10% decrease in the interest rates applicable to the year ended December 31, 2003 would have decreased interest expense by approximately $0.4 million. At December 31, 2003, we believe that the carrying value of amounts payable under LBI Media’s senior credit facility approximates its fair value based upon current yields for debt issues of similar quality and terms.

The fair value of our fixed rate long-term debt is sensitive to changes in interest rates. Based upon a hypothetical 10% increase in the interest rate, assuming all other conditions affecting market risk remain constant, the market value of our fixed rate debt would have decreased by approximately $12.6 million at December 31, 2003. Conversely, a hypothetical 10% decrease in the interest rate, assuming all other conditions affecting market risk remain constant, would have resulted in an increase in market value of approximately $13.9 million at December 31, 2003. Management does not foresee nor expect any significant change in our exposure to interest rate fluctuations or in how such exposure is managed in the future.

Non-GAAP Financial Measure

We use the term “Adjusted EBITDA” throughout this prospectus. Adjusted EBITDA consists of net (loss) income plus cumulative effect of accounting change, income tax (expense) benefit, loss on sale of property and equipment, net interest expense, impairment of broadcast license, depreciation and amortization and noncash employee compensation.

This term, as we define it, may not be comparable to a similarly titled measure employed by other companies and is not a measure of performance calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

Management considers this measure an important indicator of our liquidity relating to our operations, as it eliminates the effects of noncash items. Management believes liquidity is an important measure for our company because it reflects our ability to meet our interest payments under our substantial indebtedness and is a measure of the amount of cash available to grow our company through our acquisition strategy. This measure should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with GAAP, such as cash flows from operating activities, operating income and net income.

We believe Adjusted EBITDA is useful to an investor in evaluating our liquidity and cash flow because:

•	it is widely used in the broadcasting industry to measure a company’s liquidity and cash flow without regard to items such as depreciation and amortization and impairment of broadcast licenses. The broadcast industry uses liquidity to determine whether a company will be able to cover its capital expenditures and whether a company will be able to acquire additional assets and broadcast licenses if the company has an acquisition strategy. We believe that by eliminating the effect of non-cash items, Adjusted EBITDA provides a meaningful measure of liquidity;

•	it gives investors another measure to evaluate and compare the results of our operations from period to period by removing the impact of noncash expense items, such as noncash employee compensation, cumulative effects of accounting change and impairment of broadcast licenses. By removing the non-cash items, it allows our investors to better determine whether we will be able to meet our debt obligations as they become due; and

•	it provides a liquidity measure before the impact of a company’s capital structure by removing net interest expense items.

Our management uses Adjusted EBITDA:

•	as a measure to assist us in planning our acquisition strategy;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of liquidity and cash flow used by management;

•	as a measure for determining our operating budget and our ability to fund working capital; and

•	as a measure for planning and forecasting capital expenditures.

The SEC recently adopted rules regulating the use of non-GAAP financial measures, such as Adjusted EBITDA, in filings with the SEC and in disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. We have included a presentation of net cash provided by (used in) operating activities and a reconciliation to Adjusted EBITDA on a consolidated basis under “Summary Consolidated Financial and Other Data” and “Selected Historical Consolidated Financial and Other Data.”

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, acquisitions of radio station and television station assets, intangible assets, deferred compensation and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Acquisitions of radio station and television assets

Our radio and television station acquisitions have consisted primarily of the FCC licenses to broadcast in a particular market (broadcast license). We generally acquire the existing format and change it upon acquisition. As a result, a substantial portion of the purchase price for the assets of a radio or television station is allocated to its broadcast license. The allocations assigned to acquired broadcast licenses and other assets are subjective by their nature and require our careful consideration and judgment. We believe the allocations represent appropriate estimates of the fair value of the assets acquired.

Allowance for bad debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required in assessing the likelihood of ultimate realization of these receivables including the current creditworthiness of each advertiser. If the financial condition of our advertisers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible assets

We account for our broadcast licenses in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). We believe our broadcast licenses have indefinite useful lives given they are expected to indefinitely contribute to our future cash flows and that they may be continually renewed without substantial cost to us. As such, in accordance with SFAS 142, our broadcast licenses are reviewed for impairment at least annually.

Upon adoption of SFAS 142 in the first quarter of 2002, we recorded a noncash charge of approximately $8.1 million to reduce the carrying value of certain of our broadcast licenses, which resulted primarily from the effects of increased competition in the stations’ respective markets. In the third quarter of 2002, we recorded an additional $1.8 million noncash impairment write-down relating to one of our broadcast licenses, which also primarily resulted from increased competition in that station’s market. In calculating the impairment charges, the fair value of our broadcast licenses was determined using the discounted cash flow approach. This approach requires the projection of future cash flows and the restatement of these cash flows into their present valuation equivalent through the use of a discount rate.

The assessment of the fair values of our broadcast licenses are estimates which require careful consideration and judgments. If the operating results of our stations or conditions in the markets in which they operate change or fail to develop as anticipated, our estimates of the fair values may change in the future and result in impairment charges.

Deferred compensation

We have entered into employment agreements with certain employees. In addition to annual compensation and other benefits, these agreements provide the executives with the ability to participate in the increase of our “net value” over certain base amounts. As part of the calculation of this incentive compensation, we used the income and market valuation approaches to determine our “net value.” The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. Based on our “net value” as determined in these analyses, and based on the percentage of incentive compensation that has vested (as set forth in the employment agreements), we record noncash employee compensation expense (and a corresponding deferred compensation liability).

Our deferred compensation liability can increase based on changes in the applicable employee’s vesting percentage and can increase or decrease based on changes in our “net value.” We have two deferred compensation components that comprise the employee’s vesting percentage: (i) a component that vests in varying amounts over time; and (ii) a component that vests upon the attainment of certain performance measures (each unique to the individual agreements). We account for the time vesting component over the vesting periods specified in the employment agreements and account for the performance based component when we consider it probable that the performance measures will be attained.

If we assumed no change in our “net value” from that at March 31, 2004, we would expect to record an additional $1.3 million in noncash deferred compensation expense through the end of 2004 relating solely to the time vesting portion of the deferred compensation.

Upon the closing of this offering, however, we currently anticipate an immediate increase in our “net value” based on preliminary equity market valuations. Assuming this offering closed on March 31, 2004, our deferred compensation expense would have increased by approximately $2.5 million for the three months ended March 31, 2004.

Commitments and contingencies

We periodically record the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called “contingencies,” and our accounting for these events is prescribed by SFAS No. 5, “Accounting for Contingencies.”

The accrual of a contingency involves considerable judgment on the part of our management. We use our internal expertise, and outside experts (such as lawyers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. We currently do not have any material contingencies that we believe requires accrual or disclosure in our consolidated financial statements.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 became effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into with variable interest entities created prior to January 31, 2003, the provisions of FIN 46 become effective for the first interim or annual period ending after March 15, 2004. We adopted the provisions of FIN 46 in the first quarter of 2004; however, such adoption has not had an impact on our results of operations or financial position.

BUSINESS

Market data and other statistical information used throughout this prospectus are based on industry publications, government publications and reports by market research firms or other published independent sources, including the United States Census Bureau, Arbitron and Nielsen surveys, Hispanic Business, Inc. and Television Bureau Advertising (TVB).

Overview

We are the largest privately held, and fourth largest overall, owner and operator of Spanish-language radio and television stations in the United States based on revenues and number of stations. We own 15 radio stations (nine FM and six AM) and four television stations in Los Angeles, Houston, Dallas-Fort Worth and San Diego, the first, fourth, sixth and twelfth largest Hispanic markets in the United States, respectively, based on Hispanic television households. We operate radio and television stations in markets that comprise approximately 28% of the U.S. Hispanic population.

Our Los Angeles cluster consists of five Spanish-language radio stations, one AM radio station with time-brokered programming and a television station. Our Houston cluster consists of seven Spanish-language radio stations, two AM radio stations with time-brokered programming and a television station. Upon completion of our acquisition of selected assets of a radio station in Dallas-Fort Worth, our Dallas-Fort Worth cluster will consist of one Spanish-language radio station and one television station. We also own a television station serving San Diego. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we use to produce most of our television programming, and we have television production facilities in Houston and Dallas-Fort Worth that will allow us to produce local programming for those markets.

We seek to own and operate radio and television stations in the nation’s largest and most densely populated Hispanic markets. Our strategy is to increase revenue and cash flow in our markets by reformatting acquired stations with locally focused programming, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience and implementing strict cost controls. We have grown our total net revenues from $27.1 million in 1998 to $84.0 million in 2003 and although we have a history of net losses, our net income has increased from a net loss of $4.6 million in 1998 to net income of $7.9 million in 2003. We also had a substantial debt balance of $340.8 million at March 31, 2004, which we plan to reduce with the net proceeds from this offering.

Operating Strategy

The principal components of our operating strategy are set forth below:

Develop popular stations by targeting the local community

Not all Hispanics have the same cultural and ethnic backgrounds. As a result, we create radio and television programming specifically tailored to the preferences of the Hispanic populations living in our markets to create a highly recognizable local station identity. We believe that we are particularly adept at programming to the tastes and preferences of the Hispanics of Mexican heritage, which comprise 80%, 76%, 85% and 90% of the Hispanic populations in Los Angeles, Houston, Dallas-Fort Worth and San Diego, respectively, according to a 2002 survey by the U.S. Census Bureau. We believe our ability to produce locally targeted programming gives us an advantage over most other Spanish-language broadcasters that develop and distribute their programming on a national basis and, as a result, we have generally been able to achieve and maintain strong station ratings in our markets.

Cross-promote our radio and television stations

We utilize a portion of our commercial inventory time at both our radio and television stations to run advertisements promoting our other stations and programming, which helps us capitalize on the strong ratings and targeted audience of our stations with no incremental cash outlay. In addition, we utilize our radio and television stations to create complementary programs that attract our radio listeners to our television programs and our television viewers to our radio stations. For example, in Los Angeles and Houston, we produce music variety television shows hosted by our radio station disc jockeys that feature music industry news, interviews and videos of songs played on our popular radio stations in those markets.

Capitalize on our complementary radio and television stations to capture a greater share of advertising revenue

We create cross-selling opportunities by offering our advertisers customized packages that allow them to cross-advertise on radio and television, as well as to cross-merchandise through product integration in our programming. This allows us to effectively compete for a significant portion of an advertiser’s Hispanic budget since advertisers have historically spent over 80% of their budgets on radio and television. We believe that we are able to capture a larger share of advertising revenues in our markets because of our ability to cross-sell and cross-promote our radio and television stations.

Develop a diverse local advertiser base

Consistent with our locally targeted programming strategy, our sales strategy is focused on establishing direct relationships with the local advertising community. Local advertising accounted for approximately 80% of our gross advertising revenue in 2003. We believe that local advertisers are more responsive to Hispanic advertising opportunities in our markets. Other advantages of our locally focused sales strategy include:

•	our cash flows have been generally less vulnerable to ratings fluctuations as a result of our strong relationships with our advertisers;

•	our cash flows have been relatively more recession resistant because local advertising has historically been less cyclical than national advertising; and

•	our large and diverse client base has resulted in no single advertiser accounting for more than 5% of our net revenues in 2003.

Offer cost-effective advertising and value-added services to our advertisers

We believe that we differentiate ourselves from other Spanish-language broadcasters by offering advertisers the greatest value for their advertising dollar. By supporting advertisers’ media campaigns with creative promotions and offering our studio facilities to provide value-added services, we are able to cross-sell our broadcasting properties and attract new customers currently not advertising on radio or television. As a result, we have been able to significantly increase our advertiser base.

Utilize cost-effective television programming to drive cash flow growth

Our television programming consists of both internally produced and purchased programming, which creates a compelling programming line-up for our television stations. Our in-house television production facilities provide us with an efficient cost structure to create programming, such as our popular talk shows José Luis Sin Censura and El Show de María Laria and our reality-based programs Buscando Amor and Segunda Cita. In addition, we realize programming synergies between our radio and television assets by featuring our radio formats and on-air radio personalities in our television programming. Furthermore, we supplement our internally produced programming with purchased programs, primarily Spanish-language movies, which we obtain from numerous producers in Latin America. As we acquire additional television stations, we are able to further leverage our programming library across a broader base of stations, thereby increasing our profitability.

Acquisition Strategy

Our acquisition strategy focuses on identifying and acquiring selected assets of radio and television stations in the largest, most densely populated and fastest growing U.S. Hispanic markets to build market-leading

Hispanic radio and television clusters. Although these stations often do not target the local Hispanic market at the time of acquisition, we believe they can be successfully reformatted to capture this audience. In analyzing acquisition opportunities, we apply the following criteria to our purchases:

•	the size and density of the Hispanic population and general economic conditions in the market;

•	our ability to expand coverage in an existing cluster or develop a new cluster in a market where we believe we can acquire a meaningful share of the Hispanic audience, particularly where we can own both radio and television stations in a market as a result of such acquisition;

•	our ability to acquire underdeveloped properties that offer the potential for significant improvement in revenues and cash flow through the application of our operating, administrative and programming expertise; and

•	the power and quality of the station’s broadcasting signal.

We have built a long-term track record of acquiring and developing underperforming radio and television stations that has enabled us to achieve significant increases in our net revenue over the past decade. Since our founding in 1987, we have developed 16 Spanish-language, start-up radio and television stations by reformatting acquired stations with locally focused programming, providing creative advertising solutions for clients, executing targeted marketing campaigns to develop a local audience and implementing strict cost controls. For example, we entered the Houston market in March 2001 and within two and one-half years we built the second-highest rated Hispanic radio station group and the second-highest rated Hispanic television station in that market. We believe that our record of successfully executing our acquisition strategy in new Hispanic markets will position us to continue creating top-ranked Hispanic station groups in other Hispanic markets. On January 12, 2004, we entered the Dallas-Fort Worth market with the acquisition of the selected assets of KMPX-TV for an aggregate purchase price of approximately $37.5 million (including acquisition costs). In addition, on March 18, 2004, we entered into a definitive agreement to purchase the selected assets of a Dallas-Fort Worth radio station for an aggregate purchase price of $15.5 million.

Hispanic Market Opportunity

We believe the Hispanic community represents an attractive market for future growth. The U.S. Hispanic population is the largest minority group in the United States and the fastest growing segment of the U.S. population, growing at approximately seven times the rate of the non-Hispanic U.S. population as reported by the U.S. Census Bureau. The U.S. Hispanic population grew 9.8% from April 2000 to July 2002, accounting for 50% of all U.S. population growth during this period, and is expected to reach approximately 43.7 million people, or 15% of the total U.S. population, by 2010 according to the U.S. Census Bureau.

In addition, advertisers have begun to direct more advertising dollars towards U.S. Hispanics and, consequently, Spanish-language radio and television advertising has grown at more than twice the rate of total radio and television advertising from 1997 to 2003. Spanish-language advertising rates have been rising faster in recent years when compared to the general media, yet these rates are still lower than those for English-language media. As advertisers continue to recognize the buying power of the U.S. Hispanic population, especially in areas where the concentration of Hispanics is very high and where a growing percentage of the retail purchases are made by Hispanic customers, we expect the gap in advertising rates between Spanish-language and English-language media to narrow. As U.S. Hispanic consumer spending continues to grow relative to overall consumer spending, industry analysts expect that advertising expenditures targeted to Hispanics will increase significantly, eventually closing the gap between the current level of advertising targeted to Hispanic station audiences and the current level of advertising targeted to general market station audiences.

We believe we are well positioned to capitalize on the growing Hispanic advertising market given the concentration of the Hispanic population in certain markets in the United States, our attractive position in three of the six largest Hispanic markets in the United States based on Hispanic television households, Los Angeles,

Houston and Dallas-Fort Worth, and our record of successfully executing our acquisition strategy in new Hispanic markets.

Our Markets

The following table sets forth certain demographic information about the markets in which our radio and television stations operate.

Market	Total Population	Hispanic Population	% Hispanic Population	% Hispanic Population of Mexican Descent	Hispanic Population Growth(5)
Los Angeles(1)	16,728,229	7,085,906	42%	80%	48%
Houston(2)	4,346,443	1,393,635	32%	76%	80%
Dallas(3)	5,462,360	1,284,998	24%	85%	145%
San Diego(4)	2,813,678	809,318	29%	90%	58%
Total U.S. (for comparison)	280,540,330	37,872,475	13%	63%	69%

Source:	American Community Survey Profile 2002 by the U.S. Census Bureau
(1)	Represents the Los Angeles consolidated metropolitan statistical area.
(2)	Represents the Houston consolidated metropolitan statistical area.
(3)	Represents the Dallas-Fort Worth consolidated metropolitan statistical area.
(4)	Represents the San Diego consolidated metropolitan statistical area.
(5)	Represents growth from 1990 to 2002.

Our Radio and Television Stations

The following tables set forth certain information about our radio and television stations and their broadcast markets.

Radio Stations

Market/Station(1)	Market Rank(2)	Hispanic Market Rank(3)	Frequency	Format	Station Audience Share(4)
Los Angeles	2	1
KBUE-FM/KBUA-FM/KEBN-FM(5)			105.5/94.3/94.3	Norteña	2.7
KHJ-AM			930	Ranchera	1.0
KWIZ-FM			96.7	Sonidero, Cumbia	0.6
KVNR-AM(6)			1480	Time Brokered	—

Total					4.3

Houston	11	4
KTJM-FM/KJOJ-FM(7)			98.5/103.3	Norteña	2.2
KQQK-FM/KIOX-FM(8)			107.9/96.9	Spanish Pop	1.0
KQUE-AM			1230	Ranchera	0.9
KEYH-AM/KXGJ-FM(9)			850/101.7	Sonidero, Cumbia	0.5
KSEV-AM(6)			700	Time Brokered	1.2
KJOJ-AM(6)			880	Time Brokered	—

Total					5.8

(1)	Our radio stations are in some instances licensed to communities other than the named principal community for the market.
(2)	Represents rank among U.S. designated market areas by television households. Designated market areas are geographic markets as defined by A.C. Nielsen Company based on historical television viewing patterns and are updated annually.
(3)	Represents rank among U.S. Hispanic markets by Hispanic television households. A ranking of 1, for example, means that Los Angeles has the most Hispanic television households in the United States.

(4)	Represents the average share of listeners, ages 12 and older, listening to our radio stations during a specified period of time from the four most recent Arbitron surveys (Spring 2003, Summer 2003, Fall 2003 and Winter 2004). A 2.7 station audience share means that 2.7% of all radio listeners in the station’s market listen to that station.
(5)	KBUA-FM and KEBN-FM (formerly KMXN-FM) currently simulcast the signal of KBUE-FM in the San Fernando Valley and Orange County, respectively. We completed our acquisition of selected assets of KMXN-FM on May 15, 2003. We had been operating the station under a local marketing agreement since January 7, 2003 and had changed the station’s format. We expect to upgrade the signals of KBUA-FM and KEBN-FM from 3 kW to 6 kW, thereby improving our coverage of the Los Angeles market and enabling us to use the stations for other purposes than to simulcast with KBUE-FM, if we so choose. Applications for approval of these upgrades are pending at the FCC. The FCC’s rules require consent of the Mexican government to the proposed upgrades and such consent has been obtained and provided to the FCC. While the FCC is likely to grant the upgrade applications given Mexican consent, there can be no absolute assurance that FCC approval will be obtained.
(6)	Three of our stations, KVNR-AM, KSEV-AM and KJOJ-AM, are operated by third parties under time brokerage agreements. We receive a monthly fee from the third parties for the air time and the third parties receive revenues from their sale of advertising spots.
(7)	KJOJ-FM simulcasts the signal of KTJM-FM. We expect to upgrade KJOJ-FM’s signal by increasing its antenna height to 1,954 feet from 994 feet. The station’s coverage of the Houston market will improve, which will enable us to use the station for other purposes than to simulcast KTJM-FM, if we so choose. An application for approval of the upgrade is pending at the FCC, but there can be no assurance that the FCC approval of the upgrade will be obtained.
(8)	KIOX-FM simulcasts the signal of KQQK-FM. We expect to upgrade KIOX-FM’s signal by increasing its antenna height to 1,476 feet from 450 feet, thereby improving our coverage of the Houston market along with its simulcast partner, KQQK-FM. An application for approval of the upgrade is pending at the FCC, but there can be no assurance that the FCC approval of the upgrade will be obtained.
(9)	KXGJ-FM simulcasts the signal of KEYH-AM. We expect to upgrade KXGJ-FM’s signal by increasing its antenna height to 1,476 feet from 981 feet, thereby improving our coverage of the Houston market along with its simulcast partner, KEYH-AM, if we so choose. An application for approval of the upgrade is pending at the FCC, but there can be no assurance that the FCC approval of the upgrade will be obtained.

Television Stations

Station	Channel	Market	Market Rank(1)	Hispanic Market Rank(2)	Number of Hispanic TV Households
KRCA	62	Los Angeles	2	1	1,691,950
KZJL	61	Houston	11	4	427,420
KMPX(3)	29	Dallas- Fort Worth	7	6	351,520
KSDX	29	San Diego	26	12	209,530

Source: Nielsen Media Research, January, 2004

(1)	Represents rank among U.S. designated market areas by television households. Designated market areas are geographic markets as defined by A.C. Nielsen Company based on historical television viewing patterns and are updated annually.
(2)	Represents rank among U.S. Hispanic markets by Hispanic TV households. A ranking of 1, for example, means that Los Angeles has the most Hispanic television households in the United States.
(3)	We are currently moving KMPX-TV to the most common broadcast tower site in Dallas, Texas. KMPX-TV will benefit from an increase in its antenna height to 1,785 feet from 525 feet. This relocation will improve the station’s coverage of the Dallas-Fort Worth market and has been approved by the FCC.

Programming

Radio.    Our Spanish-language radio stations are targeted to the Spanish-speaking portion of the Hispanic population that is dominant in the local markets in which we operate. We tailor the format of each of our radio stations to reach a specific target demographic in order to maximize our overall listener base without causing direct format competition among our stations. We determine the optimal format for each of our stations based upon extensive local market research. To create brand awareness and loyalty in the local community, we seek to enhance our market positions by sending on-air talent to participate in local promotional activities, such as concerts and live special events or promotions at client locations and other street level activities. These types of events also provide attractive promotional and advertising opportunities for our clients. We also promote our radio stations in our television programming airing in these markets.

The following provides a brief description of our Spanish-language radio station formats:

•	KBUE-FM/KBUA-FM/KEBN-FM (Que Buena) plays contemporary, up-tempo, regional Mexican music that includes Norteña, Banda, Corrido and Ranchera music. The target audience for these stations is adult listeners aged 18 to 34.

•	KHJ-AM (La Ranchera) plays traditional Ranchera, also known as Mariachi music. The target audience for this station is adult listeners aged 25 to 54.

•	KWIZ-FM (Sonido) plays music similar in style to Cumbia and Salsa. The target audience for this station is adult listeners aged 18 to 49.

•	KTJM-FM/KJOJ-FM (La Raza) plays contemporary, up-tempo, regional Mexican music, similar to the music played on Que Buena, which includes Norteña, Banda, Corrido and Ranchera music. The target audience for these stations is adult listeners aged 18 to 34.

•	KQUE-AM (Radio Ranchito) plays traditional Ranchera music. The target audience for this station is adult listeners aged 25 to 54.

•	KQQK-FM/KIOX-FM (XO) plays contemporary, up-tempo, Spanish pop music. The target audience for these stations is adult listeners aged 18 to 34.

•	KEYH-AM/KXGJ-FM (Sonido) plays music similar in style to Cumbia and Salsa. The target audience for these stations is adult listeners aged 18 to 49.

Three of our radio stations are operated by third parties under time brokered agreements. Our time brokered stations are a source of stable cash flow given that they are typically operated under long-term contracts with annual price escalators, and we do not incur any of the programming costs associated with these stations. Currently, stations KVNR-AM in the Los Angeles market and KJOJ-AM in the Houston market broadcast Vietnamese-language programming. According to the 2000 U.S. Census, Los Angeles and Houston represent the first- and third-largest Vietnamese markets, respectively, in the United States. KSEV-AM in Houston broadcasts an English-language talk format.

Television.    Our programming content consists primarily of internally produced programs such as single topic talk shows, reality dating shows, local news, and musical variety shows, as well as purchased programs including Spanish-language movies. We own or have the rights to a library of more than 3,200 hours of Spanish-language movies, children’s shows and other programming content available for broadcast on our television stations.

We seek to maximize our television group’s profitability by broadcasting internally produced Spanish-language programming and selling infomercial advertising.

Production Facilities

We own Empire Burbank Studios, a fully equipped television production complex next to our corporate offices in Burbank, California. The studio provides us with all of the physical facilities needed to produce our own Spanish-language television programming without the variable expense of renting these services from an outside vendor. We believe this enables us to produce our programming at a very low cost relative to our competitors. Owning our own production facilities also enables us to control the content of the programs we produce on air. We currently produce the following highly rated Spanish-language programs at our Burbank facilities:

•	El Show de María Laria: a single topic talk show hosted by Emmy Award winning María Laria that airs on KRCA-TV every weekday from 8:00 AM to 9:00 AM, on KSDX-TV every weekday from 11:00 AM to 12:00 PM, and on KZJL-TV and KMPX-TV every weekday from 12:00 PM to 1:00 PM;

•	Noticias 62 En Vivo: three local newscasts airing in Los Angeles and anchored by Emmy Award winner, Jesús Javier, that airs on KRCA-TV every weekday from 12:00 PM to 12:30 PM, 7:00 PM to 7:30 PM and from 9:00 PM to 9:30 PM;

•	Los Angeles En Vivo: a local Los Angeles live entertainment variety show hosted by Penelope Menchaca that airs on KRCA-TV every weekday from 12:30 PM to 1:00 PM;

•	Que Buena TV: a music-oriented variety show centered around the music played by our KBUE-FM, KBUA-FM and KEBN-FM (Que Buena) radio stations that airs on KRCA-TV every weekday from 3:00 PM to 4:00 PM;

•	Divorcio USA: a courtroom series featuring a variety of relationship issues that airs on KRCA-TV from 4:00 PM to 4:30 PM and 4:30 PM to 5:00 PM, on KSDX-TV, KZJL-TV and KMPX-TV from 5:00 PM to 5:30 PM and 5:30 PM to 6:00 PM;

•	Buscando Amor: a reality-based dating show that airs on KRCA-TV every weekday from 5:00 PM to 6:00 PM, on KSDX-TV every weekday from 9:00 PM to 10:00 PM, and on KZJL-TV and KMPX-TV every weekday from 6:00 PM to 7:00 PM;

•	José Luis Sin Censura: a fast-paced single topic talk show hosted by well-known Spanish television personality José Luis Gonzáles that airs on KRCA-TV every weekday from 11:00 AM to 12:00 PM and 6:00 PM to 7:00 PM, on KSDX-TV every weekday from 12:00 PM to 1:00 PM and 6:00 PM to 7:00 PM, and on KZJL-TV and KMPX-TV every weekday from 4:00 PM to 5:00 PM and 9:00 PM to 10:00 PM; and

•	Segunda Cita: the sequel to Buscando Amor that takes participants on their second date and airs on KRCA-TV every weekday from 9:30 PM to 10:00 PM, on KSDX-TV every weekday from 7:00 PM to 7:30 PM, and on KZJL-TV and KMPX-TV every weekday from 8:30 PM to 9:00 PM.

In addition, we produce La Raza TV, a music-oriented variety show centered around the Norteña music played by our KTJM-FM/KJOJ-FM (La Raza) radio station, in Houston. The show airs on KZJL-TV and KMPX-TV weekdays from 3:00 PM to 4:00 PM.

We sell three of our locally produced shows, El Show de María Laria, José Luis Sin Censura and Buscando Amor to independent broadcasters outside of our markets which allows us to recoup a portion of the production costs. We also periodically lease our Empire Burbank Studios to third parties which offsets a portion of the cost associated with that facility.

We recently moved into new studios and production facilities in Houston and Dallas, enabling us to produce local programming. We plan to begin producing additional local programming in the Houston market during the second half of 2004. We anticipate producing similar local programming in Dallas in 2005.

Sales and Advertising

Most of our net revenues are generated from the sale of local, regional and national advertising for broadcast on our radio and television stations. For the year ended December 31, 2003, approximately 80% of our gross advertising revenues were generated from the sale of local advertising and approximately 20% of our gross advertising revenues were generated from the sale of national advertising. Local sales are made by our sales staffs located in Los Angeles, Orange County, Houston, and Dallas. National sales are made by our national sales representative, Spanish Media Rep Team, Inc., an affiliate of our two principal stockholders, in exchange for a commission from us that is based on a percentage of our net revenues from the national advertising sold.

We believe that advertisers can reach the Hispanic community more cost effectively through radio and television broadcasting than through printed advertisements. Advertising rates charged by radio and television stations are based primarily on:

•	A station’s audience share within the demographic groups targeted by the advertisers;

•	The number of radio and television stations in the market competing for the same demographic groups; and

•	The supply and demand for radio and television advertising time.

A radio or television station’s listenership or viewership is reflected in ratings surveys that estimate the number of listeners or viewers tuned to the station. Each station’s ratings are used by its advertisers to consider advertising with the radio or television station and are used by us to, among other things, chart audience growth, set advertising rates and adjust programming.

Competition

Radio and television broadcasting are highly competitive businesses. The financial success of each of our radio and television stations depends in large part on our ability to increase our market share of the available advertising revenue, the economic health of the market and our audience ratings. In addition, our advertising revenue depends upon the desire of advertisers to reach our audience demographic.

Our Spanish-language radio stations compete against other Spanish-language radio stations in their markets for audiences and advertising revenue. In Los Angeles, our radio stations compete primarily against Univision Radio (formerly Hispanic Broadcasting Corporation), Spanish Broadcasting Systems, Inc. and Entravision Communications Corporation, three of the largest Hispanic group radio station operators in the United States. In Houston, our radio stations compete primarily against Univision Radio.

Our television stations primarily compete against Univision Communications, Inc. and Telemundo Communications Group, Inc. for audiences and advertising revenue in the Los Angeles, San Diego, Houston, and Dallas-Fort Worth markets.

On September 22, 2003, two of our competitors, Univision Communications, Inc. and Hispanic Broadcasting Corporation, merged with each other. The combined company has resources substantially greater than ours and is the first competitor to operate both radio and television stations in the Los Angeles, Houston, and Dallas-Fort Worth markets.

Employees

As of March 31, 2004, we had approximately 490 employees, of which approximately 383 were full-time employees. We had approximately 227 full-time employees in television and approximately 156 full-time employees in radio. None of our employees are represented by labor unions, and we have not entered into any collective bargaining agreements. We believe that our relations with our employees are good.

Properties and Facilities

The types of properties required to support our radio and television stations include offices, studios and transmitter and antenna sites. Through our wholly owned subsidiary, we own studio and office space at 1845 West Empire Avenue, Burbank, California 91504. This property is subject to a mortgage in favor of City National Bank, with whom one of our indirect subsidiaries has entered into a loan agreement. See “Description of Other Indebtedness—Empire Burbank Loan.” We also own studio and office space at 1813 Victory Place, Burbank, California 91504. In addition, we own offices, studio and production facilities in Houston and Dallas, Texas for our operations there. We own a number of our transmitter and antenna sites and lease or license the remainder from third parties. We generally select our tower and antenna sites to provide maximum market coverage. In general, we do not anticipate difficulties in renewing these site leases. No single facility is material to us, and we believe our facilities are generally in good condition and suitable for our operations.

Legal Proceedings

From time to time, we are involved in litigation incidental to the conduct of our business, but we are not currently a party to any material lawsuit or proceeding against us.

REGULATION OF TELEVISION AND RADIO BROADCASTING

General

The FCC regulates television and radio broadcast stations pursuant to the Communications Act of 1934, as amended. Among other things, the FCC:

•	determines the particular frequencies, locations and operating power of stations;

•	issues, renews, revokes and modifies station licenses;

•	regulates equipment used by stations; and

•	adopts and implements regulations and policies that directly or indirectly affect the ownership, changes in ownership, control, operation and employment practices of stations.

A licensee’s failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license with conditions or, in the case of particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

Congress and the FCC have had under consideration or reconsideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our television and radio stations, result in the loss of audience share and advertising revenue for our television and radio broadcast stations or affect our ability to acquire additional television and radio broadcast stations or finance such acquisitions. These matters may include:

•	changes to the license authorization and renewal process;

•	proposals to impose spectrum use or other fees on FCC licensees;

•	changes to the FCC’s equal employment opportunity regulations and other matters relating to involvement of minorities and women in the broadcasting industry;

•	proposals to change rules relating to political broadcasting including proposals to grant free air time to candidates;

•	changes regarding enforcement of the FCC’s rules on broadcasting indecent or obscene material, including increases in fines and changes in procedures for revocation of licenses;

•	proposals to adopt new public interest obligations on television broadcasters during and after the transition to digital television, including new or expanded obligations regarding children’s television programming;

•	proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

•	changes in broadcast multiple ownership, foreign ownership, cross-ownership and ownership attribution policies; and

•	proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposal or change might have on our business.

FCC Licenses

Television and radio stations operate pursuant to licenses that are granted by the FCC for a term of eight years, subject to renewal upon application to the FCC. During the periods when renewal applications are pending, petitions to deny license renewal applications may be filed by interested parties, including members of the public. The FCC may hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a “substantial and material question of fact” as to whether the grant of the renewal applications would be inconsistent with the public interest, convenience and necessity. However, the FCC is prohibited from considering competing applications for a renewal applicant’s frequency, and is required to grant the renewal application if it finds:

•	that the station has served the public interest, convenience and necessity;

•	that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and

•	that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

If as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet the requirements for renewal and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our stations’ licenses could have a material adverse effect on our business.

The FCC licenses some television stations as low power television stations. Low power television stations generally operate at lower power and cover a smaller geographic area than full-service television stations, are not entitled to carriage by cable television and direct broadcast satellite operators and must accept interference from, and eliminate interference to, full-service television stations. Our station KSDX in San Diego is a low power television station.

Transfer and Assignment of Licenses

The Communications Act requires prior consent of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a television or radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers a number of factors pertaining to the licensee including compliance with various rules limiting common ownership of media properties, the “character” of the licensee and those persons holding “attributable” interests therein, the Communications Act’s limitations on foreign ownership and compliance with the FCC rules and regulations.

To obtain the FCC’s prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application to assign or transfer the license involves a substantial change in ownership or control of the licensee, for example, the transfer or acquisition of more than 50% of the voting equity, the application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If an assignment application does not involve new parties, or if a transfer of control application does not involve a “substantial” change in ownership or control, it is a pro forma application, which is not subject to the public notice and 30-day petition to deny procedure. The regular and pro forma applications are nevertheless subject to informal objections that may be filed any time until the FCC acts on the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

The merger of LBI Holdings I, Inc. into Liberman Broadcasting, Inc. and the issuance of the Class A common stock offered hereby, will require the consent of the FCC. However, such transactions will not involve a substantial change in ownership and will require only a pro forma application for FCC consent.

Foreign Ownership Rules

Under the Communications Act, a broadcast license may not be granted to or held by persons who are not U.S. citizens, by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. These restrictions apply similarly to partnerships, limited liability companies and other business organizations. Thus, the licenses for our stations could be revoked if more than 25% of our outstanding capital stock is issued to or for the benefit of non-U.S. citizens in excess of these limitations.

Multiple Ownership and Cross-Ownership Rules

The FCC generally applies its other broadcast ownership limits to “attributable” interests held by an individual, corporation or other association or entity. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcast licensee.

Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of 20% or more of the voting stock of the corporation holding broadcast licenses. On December 3, 2001, the FCC reinstated the single majority shareholder exemption to these attribution rules, which provides that the interests of minority shareholders in a corporation are not attributable if a single entity holds 50% or more of that corporation’s voting stock.

A time brokerage agreement with another television or radio station in the same market creates an attributable interest in the brokered television or radio station as well for purposes of the FCC’s local television or radio station ownership rules, if the agreement affects more than 15% of the brokered television or radio station’s weekly broadcast hours.

Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not “materially involved” in the media-related activities of the partnership and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation generally do not subject their holders to attribution.

However, the FCC now applies a rule, known as the equity-debt-plus rule, that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority shareholder or other applicable exception to the FCC’s attribution rules. Under this rule, a major programming supplier (any programming supplier that provides more than 15% of the station’s weekly programming hours) or a same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station’s total debt plus equity. For purposes of the equity-debt-plus rule, equity includes all stock, whether voting or nonvoting, and, equity held by insulated limited partners in limited partnerships. Debt includes all liabilities, whether long-term or short-term. If a party were to purchase stock which, in combination with other of our debt or equity interests, amounts to more than 33% of the value of one or more of our station’s total debt plus equity and such party were a major programming supplier or a same-market media entity, such interest could result in a violation of one of the ownership rules. As a result of such violation, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business and may be unable to obtain FCC consents for certain future acquisitions unless either we or the investor were to remedy the violation.

On June 2, 2003, the FCC adopted new rules governing media ownership. On September 3, 2003, the U.S. Court of Appeals for the Third Circuit issued a stay of the rules, which were to become effective as of September 4, 2003, pending the outcome of legal proceedings concerning them. The FCC subsequently announced that transactions involving broadcast properties will be reviewed for regulatory compliance under its “old” ownership rules, which remain in effect as a result of the stay. These ongoing legal proceedings, as well as Congressional and FCC action on the multiple ownership and cross ownership rules, could dramatically change the new rules or affect our ability to acquire additional radio and televisions stations.

Local Television Ownership Rule

Under the local television ownership rule currently in effect, an owner may operate two television stations assigned to the same market (defined as the Designated Market Area (DMA) created by the Nielsen media research firm based on historical television viewing patterns) so long as either:

•	the television stations do not have overlapping broadcast signals; or

•	there will remain after the transaction eight independently owned, full power noncommercial or commercial operating television stations in the market and one of the two commonly-owned stations is not ranked in the top four based upon audience share.

The FCC will consider waiving these ownership restrictions in certain cases involving failing or failed stations or stations which are not yet built.

Should they become effective, the FCC’s new local television ownership rules will allow an entity to own two television stations in any market with at least five television stations. However, no single entity may own more than one television station ranked among the top four in a local market based on audience ratings.

The FCC’s new rules would also allow, in certain circumstances, common ownership of three television stations in a single market. In the largest markets—those with 18 or more television stations—a company would be permitted to own three TV stations, although this portion of the rule also would be subject to the “top four” limitation described above.

The FCC’s new local television ownership rules also include a provision for waiver of the “top four” standard in certain circumstances. In markets with 11 or fewer television stations, the FCC would allow parties to seek waivers of the “top four” restriction and evaluate on a case-by-case basis whether joint ownership would serve the public interest.

Local Radio Ownership

The Communications Act and the FCC impose specific limits on the number of commercial radio stations an entity can own in a single market. The local radio ownership rules are as follows:

•	in a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).

•	in a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).

•	in a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

•	in a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50% of the radio stations in such market.

The FCC’s new ownership rules retain the numerical limits and define local radio markets using a geographic market approach assigned by Arbitron rather than a signal contour method. The new local radio ownership rule also would include both commercial and noncommercial stations in counting the number of stations in a given radio market. Because of the change in market definition, our Houston radio cluster does not comply with the new rules but the “grandfathering” provisions of the FCC’s new rules permit us to retain it. We may not, however, be able to sell the entire cluster to a single party in the future. In addition, the radio market definition under the new rules could limit the number of additional radio stations that we can acquire.

Cross-Ownership Restrictions

The cross-ownership rules currently in effect generally prohibit common ownership of a newspaper and a broadcast property in the same market. The cross-ownership rules do permit a television station owner to own one radio station in the same market as its television station. In addition, a television station owner is permitted to own additional radio stations, not to exceed the local ownership limits for the market, as follows:

•	in markets where 20 media voices will remain, an owner may own an additional five radio stations, or, if the owner only has one television station, an additional six radio stations; and

•	in markets where ten media voices will remain, an owner may own an additional three radio stations.

A “media voice” includes each independently-owned and operated full-power television and radio station and each daily newspaper that has a circulation exceeding 5% of the households in the market, plus one voice for all cable television systems operating in the market.

The FCC’s new ownership rules would replace the existing newspaper/broadcast cross-ownership restriction as well as the radio/television cross-ownership limits with new “cross-media limits.”

Smaller Markets.    In markets with three or fewer television stations in the DMA, the FCC’s new rules would prohibit cross-ownership among television stations, radio stations and daily newspapers.

Mid-Sized Markets.    In markets with between four and eight television stations in the DMA, media combinations would be limited to one of the three following:

•	A daily newspaper or newspapers, one television station, and up to half of the radio stations permissible under the local radio ownership limits;

•	A daily newspaper or newspapers and as many radio stations as permissible under the local radio ownership limits (but no television stations); or

•	Two television stations (if permissible under the local television ownership rule) and as many radio stations as permissible under the local radio ownership limits (but no daily newspapers).

Large Markets.    In markets with nine or more television stations in the DMA, there would be no limits on television, newspaper and radio cross-ownership. Local television and radio ownership limits still exist in such markets.

National TV Ownership Limit

The FCC’s rules prohibited a single entity from reaching more than 35% of nationwide television households. The FCC’s new ownership rule, which would have raised the national television ownership cap to 45%, was stayed by the U.S. Court of Appeals for the Third Circuit. While the legal proceedings surrounding the FCC’s new ownership rules are ongoing, legislation was recently enacted that requires the FCC to raise the national television ownership cap to 39%. This 39% cap has been removed from the appeal process and is the current law. The national television ownership rule, in both its old and new form, provides for a so-called “UHF discount,” a 50% “discount” that the FCC grants to UHF stations in calculating an entity’s national audience reach. It is unclear how the legislation setting the national ownership cap at 39% affects the FCC’s authority to retain or modify the UHF discount. That question is currently the subject of an FCC inquiry, in which interested parties have been asked by the agency to comment, as well as part of the appellate proceedings in the Third Circuit.

Our ability to acquire additional television and radio stations, our acquisition strategy and our business may be significantly affected by the new multiple ownership and cross-ownership rules, ongoing FCC or Congressional review or amendment to the new rules, as well as litigation challenging and possible court action upon the new rules.

Because of these multiple and cross-ownership rules, if a shareholder, officer or director of Liberman Broadcasting or one of its subsidiaries holds an “attributable” interest in one or more of our stations, that shareholder, officer or director may violate the FCC’s rules if that person or entity also holds or acquires an attributable interest in other television or radio stations or daily newspapers, depending on their number and location. If an attributable shareholder, officer or director of Liberman Broadcasting or one of its subsidiaries violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business, and may be unable to obtain FCC consents for certain future acquisitions.

Programming and Operation

The Communications Act requires broadcasters to serve the “public interest.” Since 1981, the FCC has gradually relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of certain types of programming responsive to the needs of a broadcast station’s community of license. Nevertheless, a broadcast licensee continues to be required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC will consider complaints from the public about a broadcast station’s programming when it evaluates the licensee’s renewal application, but complaints also may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political broadcasting, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries, certain types of advertising such as for out-of-state lotteries and gambling casinos, and technical operation.

The FCC requires that licensees must not discriminate in hiring practices. In light of a 2001 court ruling that vacated FCC requirements that licensees follow certain specific practices with respect to minority hiring, the FCC has adopted employment-related rules that require licensees to engage in certain recruiting and “outreach” efforts, among other things, and to make several new filings to the FCC.

The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (that is, AM/AM or FM/FM). The simulcasting restriction applies if the licensee owns both radio broadcast stations or owns one and programs the other through a local marketing agreement, provided that the contours of the radio stations overlap in a certain manner.

“Must Carry” Rules and Satellite Home Viewer Improvement Act of 1999

FCC regulations implementing the 1992 Cable Act require each full-service television broadcaster to elect, at three year intervals beginning October 1, 1993, to either:

•	require carriage of its signal by cable systems in the station’s market, which is referred to as “must carry” rules; or

•	negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market which is referred to as “retransmission consent.”

We have elected “must carry” with respect to each of our full-power stations for the three-year election cycle beginning January 1, 2003. Our next election will be due on October 1, 2005.

Under the FCC’s rules currently in effect, cable systems are only required to carry one signal from each local broadcast television station. The cable systems that carry our stations’ analog signals will not be required to carry our digital signal until we discontinue our analog broadcasting. Also, under current FCC rules, the cable systems will be required to carry only one channel of digital signal from each of our stations, even though we may be capable of broadcasting multiple programs simultaneously within the bandwidth that the FCC has allotted to us for digital broadcasting.

The Satellite Home Viewer Improvement Act of 1999 allows satellite carriers to deliver “distant” broadcast programming to subscribers who are unable to obtain television network programming over the air from local television stations. It also allows satellite carriers to provide subscribers with “local-into-local” programming, but imposes a requirement analogous to the Cable Act’s “must carry” rules: Any satellite company that has chosen to provide local-into-local service must provide subscribers with all of the local broadcast television signals that are assigned to the market and where television licensees ask to be carried on the satellite system. We have taken advantage of this law to secure carriage of our full-service stations in those markets where the satellite operators have implemented local-into-local service.

Time Brokerage Agreements

We have entered into time brokerage agreements under which we are given the right to broker time on stations owned by third parties, or agree that other parties may broker time on our stations. Historically, we have only purchased time on stations owned by third parties prior to purchasing selected assets of that station. By using time brokerage agreements, we can provide programming and other services to a station proposed to be acquired before we receive all applicable FCC and other governmental approvals. As indicated, we have, from time to time, entered into time brokerage agreements giving third parties the right to broker time on stations owned by us.

FCC rules and policies generally permit time brokerage agreements if the station licensee retains ultimate responsibility for and control of the applicable station. As a part of that requirement, the licensee of a time-brokered station is required to maintain certain personnel at the time-brokered station. We may not be able to air all of our scheduled programming on a station with which we have time brokerage agreements and we may not receive the anticipated revenue from the sale of advertising for that programming. Likewise, we may not receive the payments from the time brokers to whom we have sold time on our stations.

Stations may enter into cooperative arrangements known as joint sales agreements. Under the typical joint sales agreement, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately owned and licensed station in the same market. It also involves the provision by the selling party of certain sales, accounting and services to the station whose advertising is being sold. Unlike a time brokerage agreement, the typical joint sales agreement does not involve programming. While the FCC’s current rules do not consider joint sales agreements to be attributable for multiple ownership purposes, joint sales agreements for radio stations would become attributable under the FCC’s new media ownership rules, and the FCC has indicated that it will consider whether television joint sales agreements should be attributable in a future rulemaking proceeding.

As part of its increased scrutiny of television and radio station acquisitions, the Department of Justice has stated publicly that it believes that time brokerage agreements and joint sales agreements could violate the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if such agreements take effect prior to the expiration of the waiting period under that Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Antitrust Act and has challenged them in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to television and radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. The “Risk Factors—Risks Related to the Television and Radio Industries” section of this prospectus contains a more complete discussion of this issue and the risks to which we are exposed as a result.

Digital Television Services

The FCC has adopted rules for implementing digital television service in the U.S. Implementation of digital television will improve the technical quality of television signals and provide broadcasters the flexibility to offer new services, including, but not limited to, high-definition television and data broadcasting.

The FCC has established service rules and adopted a table of allotments for digital television. Under the table, certain eligible broadcasters with a full-service television station are allocated a separate channel for digital television operation. Stations will be permitted to phase in their digital television operations over a period of years after which they will be required to surrender their license to broadcast the analog, or non-digital television signal. In addition, the FCC adopted rules that allow television broadcasters to initially satisfy the obligation to begin broadcasting a digital television signal by broadcasting a signal that serves, at least, each full-service television station’s applicable community of license, rather than to broadcast at full authorized power. These rules have permitted us to operate our digital television facilities in Los Angeles, Houston and Dallas at lower power pursuant to special temporary authority from the FCC. We began broadcasting with a digital signal on KRCA-TV and KZJL-TV in November 2002 and August 2003, respectively, and KMPX-TV, which we acquired in January 2004, has been broadcasting with a digital signal since July 2003.

We have developed a plan for complying with the FCC’s continuing digital television requirements. We may be required to return one of our channels for each station to the government by the end of 2006, and, in the case of KRCA-TV, we will need to change the frequency on which our digital station operates, except that these deadlines may be extended until digital television receivers reach an 85% market penetration.

Equipment and other costs associated with the transition to digital television, including the necessity of temporary dual-mode operations and the relocation of stations from one channel to another, will impose some near-term financial costs on television stations providing the services. The potential also exists for new sources of revenue to be derived from digital television. We cannot predict the overall effect the transition to digital television might have on our business.

Digital Radio Services

The FCC has recently adopted rules authorizing the implementation of terrestrial digital audio broadcasting technology, including In-Band On-Channel™ technology for FM radio stations. Digital audio broadcasting’s advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. In-Band On-Channel™ technology permits FM stations to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what effect those regulations will have on our business or the operations of our radio stations.

The FCC has allocated spectrum to a new technology, satellite digital audio radio service, to deliver satellite-based audio programming to a national or regional audience. The nationwide reach of the satellite digital audio radio service could allow niche programming aimed at diverse communities that we are targeting. Two companies that hold licenses for authority to offer multiple channels of digital, satellite-delivered radio could compete with conventional terrestrial radio broadcasting. These competitors have commenced their operations.

Radio Frequency Radiation

The FCC has adopted rules limiting human exposure to levels of radio frequency radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC whether the applicant’s broadcast facility would expose people or employees to excessive radio frequency radiation. We believe that all of our stations are in compliance with the FCC’s current rules regarding radio frequency radiation exposure.

Low-Power Radio Broadcast Service

The FCC has adopted rules creating a new low-power FM radio service. The low-power FM service consists of two classes of radio stations, with maximum power levels of either 10 watts or 100 watts. The 10 watt stations reach an area with a radius of between one and two miles and the 100 watt stations reach an area with a radius of approximately three and one-half miles. Each of these low-power FM stations is required to avoid interference with other existing FM stations, as currently required of full-powered FM stations.

The low-power FM service is exclusively non-commercial. It is difficult to predict what impact, if any, the new low-power FM service will have on competition for our stations’ audiences. Because of the legislation passed by Congress in 2000, which protected incumbent radio broadcasters on frequency three channels away, and because of certain FCC interference standards, we expect that low-power FM service will cause little or no signal interference with our stations.

MANAGEMENT

The following sets forth information about our directors, executive officers and key non-executive employees:

Name	Position(s)	Age*
Jose Liberman	Co-Founder, President and Director	78
Lenard Liberman	Co-Founder, Executive Vice President, Secretary and Director	42
Brett Zane	Chief Financial Officer	38
Eduardo Leon	Vice President—Programming	40
Andrew Mars	Corporate Vice President—Sales	49

*	All ages are as of June 15, 2004.

Jose Liberman co-founded Liberman Broadcasting, Inc., a California corporation, in 1987 together with his son, Lenard, and has served as our President and as a member on our board of directors since our formation. Upon completion of this offering, we expect that Mr. Liberman will be named Chairman of our board of directors. Mr. Liberman started his career in radio broadcasting in 1957 with the purchase of XERZ in Mexico and the establishment of a radio advertising representative firm in Mexico. In 1976, Mr. Liberman acquired KLVE-FM, the first Los Angeles FM station to utilize a Hispanic format. In 1979, he purchased KTNQ-AM and combined it with KLVE to create the first Hispanic AM/FM combination in Los Angeles.

Lenard Liberman has served as our Executive Vice President and Secretary and has been a member of our board of directors since our formation in 1987. Upon completion of this offering, we intend to appoint Mr. Liberman as our Chief Executive Officer. Mr. Liberman also served as our Chief Financial Officer from April 1999 to April 2000 and from April 2002 to April 2003. Mr. Liberman manages all day-to-day operations including acquisitions and strategic planning. He received his juris doctorate degree and masters of business administration degree from Stanford University in 1987. He is a member of the California Bar.

Brett Zane has served as our Chief Financial Officer since April 2003. From 1994 until March 2003, Mr. Zane served as Vice President and Chief Financial Officer of Logistics Express, Inc., North America’s largest independent provider of logistics and distribution services to the industrial gas industry. In addition, Mr. Zane served as a director for ALEMBIC, a captive property and casualty insurance company domiciled in the Cayman Islands, from 1994 to May 2003. From 1988 until December 1990, Mr. Zane worked in the Capital Markets and Mergers and Acquisitions Departments of Prudential Securities, Inc. and received his masters of business administration from the UCLA Andersen Graduate School of Management in 1993.

Eduardo Leon is considered by us as a key non-executive employee and has served as our Vice President of Programming since 1998. He is responsible for all programming aspects of our radio stations. Prior to joining us, Mr. Leon was the program director from 1996 to 1998 at radio station WLEY-FM in Chicago, which is owned by Spanish Broadcasting Systems, Inc. In 1992, he founded Radio Ideas, a Spanish-language radio consulting company.

Andrew Mars joined Liberman Broadcasting, Inc., a California corporation, in 1990 as Vice President and station manager of KWIZ-FM and is considered by us as a key non-executive employee. He has served as Corporate Vice President of Sales of our Southern California stations since 1995. Prior thereto, Mr. Mars was director of sales for WODS-FM in Boston. He previously served as a local sales manager at CBS Radio in Los Angeles.

Before we complete this offering, we will elect three additional members to our board of directors: Mr. William Adams and Mr. Robert Emmert, who will each be considered an independent director, and Mr. Brett Zane, our Chief Financial Officer.

William Adams was Of Counsel to O’Melveny & Myers LLP from February 2000 to February 2004. Prior to serving as Of Counsel, Mr. Adams was a partner of O’Melveny & Myers since October 1979. Mr. Adams also serves on the board of directors of Valentine Enterprises, Inc.

Robert Emmert has served as a General Partner of Alta Communications, a private equity firm, since 2000 and joined the firm as an Associate in 1996. Prior to joining Alta Communications, Mr. Emmert worked in the Investment Banking division of Deutsche Bank Alex. Brown and the Corporate Finance division of Brown Brothers Harriman & Co. Mr. Emmert graduated cum laude from Georgetown University with a degree in Finance. He currently serves in a board capacity for several privately held companies.

Board Composition

Our board of directors is currently composed of two directors. Upon the completion of this offering, we intend to increase the size of our board of directors to five by nominating and electing three additional directors as discussed above. We intend to increase the size of our board of directors to seven by adding two additional directors, of which one will be a third independent director, within one year from the closing of this offering.

Our board of directors has determined that we are a “controlled company” under the rules of the Nasdaq Stock Market, because Jose and Lenard Liberman control more than 90% of our voting power. As a result, we are not required to have a board composed of a majority of independent directors.

Board Committees

At the time this offering closes, our board of directors will establish an audit committee. The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance function. The audit committee will also oversee the audit efforts of our independent accountants and take those actions it deems necessary to satisfy itself that the accountants are independent of management. The audit committee will consist initially of William Adams and Robert Emmert. Messrs. Adams and Emmert are independent directors under the rules of the Nasdaq Stock Market. Within one year after the completion of this offering, our audit committee will have a minimum of three independent directors.

As a “controlled company” under the Nasdaq rules, we do not currently intend to establish a compensation committee or nominating committee. As a result, our board of directors, rather than the independent directors, will be able to determine the compensation of our executive officers. Also, Jose and Lenard Liberman will be able to elect all members of the board of directors, including the independent directors, and will be allowed to have significant influence over the selection of director nominees.

Compensation Committee Interlocks and Insider Participation

We do not and after this offering, will not, have a compensation committee. Our board of directors is responsible for determining the compensation of our executive officers. Jose Liberman and Lenard Liberman, our President and Executive Vice President, respectively, were our only two directors for 2003 and determined the compensation of all executive officers for 2003. Jose Liberman and Lenard Liberman are also directors and Jose Liberman is an executive officer of Spanish Media Rep Team, Inc. Otherwise, no executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Director Compensation

Our directors do not currently receive any cash compensation for services on our board of directors or any committee thereof.

Executive Compensation

The following table describes the compensation we paid to our three executive officers during the fiscal years ended December 31, 2003, 2002 and 2001. We have not issued any options or restricted stock to our executive officers or directors.

Summary Compensation Table

	Year	Annual Compensation			All Other Compensation
Name and Principal Position(s)		Salary	Bonus
Jose Liberman(1) President	2003 2002 2001	$60,000 60,000 60,000	$	— — —	$61,186 25,450 24,424

Lenard Liberman(2) Executive Vice President and Secretary	2003 2002 2001	240,000 240,000 215,500		— — —	49,988 24,479 62,919

Brett Zane(3) Chief Financial Officer	2003	158,080		—	—

(1)	Mr. Jose Liberman’s salary has been increased to $120,000 for 2004. All other compensation includes payments by us for Mr. Liberman’s personal income taxes and tax preparation and planning, personal travel and leasing of personal vehicles. After completion of this offering, we expect to increase Mr. Liberman’s annual base salary to $700,000.
(2)	Mr. Lenard Liberman’s salary has been increased to $300,000 for 2004. All other compensation includes payments by us for Mr. Liberman’s personal income taxes and tax preparation and planning, personal travel and leasing of personal vehicles. After completion of this offering, we expect to increase Mr. Liberman’s annual base salary to $700,000.
(3)	Mr. Zane joined us as Chief Financial Officer in April 2003 and received an annual base salary of $215,000 from April 2003 to April 2004.

Employment Agreement

On March 21, 2003, we entered into an employment agreement with Brett Zane pursuant to which Mr. Zane serves as our Chief Financial Officer. The term of the agreement expires on April 7, 2005. The agreement provides for a base salary of $225,750 from April 2004 until April 2005. Under the terms of the agreement, Mr. Zane is eligible to receive annual bonuses based on his performance and our financial performance.

Indemnification of Directors and Executive Officers and Limitation of Liability

After this offering, Liberman Broadcasting will be governed by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. This indemnification may, however, be unenforceable as against public policy.

Liberman Broadcasting’s restated certificate of incorporation, which will become effective upon the closing of this offering, eliminates the personal liability of Liberman Broadcasting’s directors for monetary damages for breach of fiduciary duty as a director to the extent permitted by Delaware law. Delaware law does not permit the elimination of personal liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	matters arising under Section 174 of the Delaware law regarding unlawful dividends and stock purchases; or

•	any transaction from which the director derived an improper personal benefit.

Liberman Broadcasting’s restated certificate of incorporation and bylaws permit indemnification to the extent permitted by Delaware law. In particular:

•	Liberman Broadcasting is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, so long as the person being indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful;

•	Liberman Broadcasting is permitted to indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law;

•	Liberman Broadcasting is required to advance expenses to its directors and officers incurred in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

•	the rights conferred in Liberman Broadcasting’s restated certificate of incorporation are not exclusive.

Before the closing of this offering, Liberman Broadcasting intends to enter into indemnity agreements with each of its current and new directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Before the closing of this offering, we also intend to obtain directors’ and officers’ liability insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholder Loans

As of March 31, 2004, we had outstanding loans, including accrued interest, aggregating $235,559 and $2,301,841 to Jose and Lenard Liberman, respectively. The loans were for the personal use of Messrs. Jose and Lenard Liberman. For Jose Liberman, we made loans of $146,590, $4,432 and $75,000 on December 20, 2001, July 14, 2002 and July 29, 2002, respectively. Jose Liberman repaid the loan for $4,432 on February 14, 2003. For Lenard Liberman, we made loans of $243,095, $32,000 and $1,916,563 on December 20, 2001, June 14, 2002 and July 9, 2002, respectively.

Each of these loans bears interest at the alternative federal short-term rate published by the Internal Revenue Service for the month in which the advance was made, which rate was 2.48%, 2.91% and 2.84% for December 2001, June 2002 and July 2002, respectively. Each loan matures on the seventh anniversary of the date on which the loan was made. Under the Sarbanes-Oxley Act of 2002, we may not make any additional personal loans to Jose or Lenard Liberman, and the maturity dates of the existing loans may not be extended.

Voting Agreement

Lenard Liberman, the Jose Liberman 2003 Annuity Trust dated August 27, 2003 and the Esther Liberman 2003 Annuity Trust dated August 27, 2003 plan to enter into a voting agreement before the closing of this offering. Under this agreement, Lenard Liberman and the two trusts, for whom Jose Liberman will serve as trustee, will agree that in all elections of our directors, they will vote their respective shares of Class B common stock in order to elect and maintain in office as members of our board, the following individuals: (a) Jose Liberman and (b) Lenard Liberman (or (i) if either of the foregoing individuals has died or is unable to serve as a director due to physical or mental incapacity, then the remaining of such two individuals and an individual (if any) designated by such remaining individual, and (ii) if both of the foregoing individuals have died or are unable to serve as a director due to physical or mental incapacity, then one individual designated by the personal representative of Lenard Liberman, and one individual designated by the personal representative of Jose Liberman).

If Lenard Liberman or either trust, sells, assigns or otherwise transfers any shares of Class B common stock to Lenard Liberman, Jose Liberman or any of their respective spouses, lineal descendants or heirs and devisees or any trust, corporation, partnership, limited liability company or other entity controlled by any of them (or any executor, administrator or conservator or trustee for any of them), the transferee will be required to become a party to the Voting Agreement.

The agreement will not terminate until the parties mutually agree in writing.

Spanish Media Rep Team

Jose and Lenard Liberman own and operate our national sales representative, Spanish Media Rep Team, Inc., or SMRT. SMRT receives a 15% commission from us for any commercial time it sells to national advertisers on our radio and television stations. We believe we pay commissions to SMRT on an arm’s length basis because the rate is based upon the commission rates we paid to former third party national sales representative firms. We paid approximately $0.6 million, $1.3 million and $2.2 million to SMRT for services provided to us for the years ended December 31, 2001, 2002 and 2003, respectively. We paid approximately $0.2 million and $0.3 million to SMRT for services provided to us for the three months ended March 31, 2003 and 2004, respectively. After this offering, we expect to consolidate SMRT into our operations on terms that we believe will be on an arm’s length basis.

L.D.L. Enterprises, Inc.

Lenard Liberman is the sole shareholder of L.D.L. Enterprises, Inc., a mail order business. From time to time, we allow L.D.L. Enterprises to use, free of charge, unsold advertising time on our television stations.

Former Business Relationship with Mr. William Adams

We expect to elect Mr. William Adams as a member of our board of directors upon completion of this offering. Mr. Adams served as Of Counsel to O’Melveny & Myers LLP from February 2000 to February 2004. In 2003 and 2004, we have retained O’Melveny & Myers as our legal counsel for certain matters. The amount of fees that we paid to O’Melveny & Myers LLP during its last fiscal year did not exceed five percent of its gross revenues in such full fiscal year.

Stock Purchase Agreement

In January 1998, we entered into a stock purchase agreement with Lenard Liberman, Jose Liberman and Jose’s wife, Esther Liberman. The stock purchase agreement was terminated in February 2004. None of the parties under the agreement had exercised any rights under the agreement prior to its termination. Pursuant to the agreement, we had a first right of refusal in the event that either Lenard or Jose would seek to dispose of their common stock. If we would not have exercised our right to repurchase the stock, the remaining stockholder would have had the right to purchase that stock on the same terms.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A and Class B common stock as of June 17, 2004, after giving effect to the offering of our Class A common stock herein, the exercise of all of our outstanding warrants and our reincorporation, by:

•	each person known by us to be a beneficial owner of more than 5% of our outstanding Class A and Class B common stock;

•	each of our directors and director nominees;

•	each of our executive officers;

•	all directors and officers as a group; and

•	all selling stockholders.

The amounts and percentage of Class A and Class B common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. Holders of shares of our Class B common stock may elect at any time to convert their shares into an equal number of shares of Class A common stock, provided that any necessary consent by the FCC has been obtained.

Percentage of beneficial ownership of Class A common stock and Class B common stock after this offering is based on 13,167,971 shares of Class A common stock and 34,869,159 shares of Class B common stock, respectively, outstanding as of June 17, 2004, after giving effect to this offering, the exercise of all of our outstanding warrants and our reincorporation. The number of beneficially owned shares of Class A common stock excludes shares of Class A common stock issuable upon conversion of shares of our Class B common stock.

Name and Address of Beneficial Owner(1)	Class A Common Stock					Class B Common Stock		Percent of Total Economic Interest		Percent of Total Voting Power
	Before Offering		Shares Being Offered	After Offering		Number	%	Before Offering	After Offering	Before Offering	After Offering
	Number	%		Number	%
Jose Liberman(2)	—	—	—	—	—	34,869,159	100.0	93.4	72.6	99.3	96.4
Lenard D. Liberman(3)	676,241	21.3	676,241	—	—	34,869,159	100.0	93.4	72.6	99.3	96.4
Brett Zane	—	—	—	—	—	—	—	—	—	—	—
William G. Adams	—	—	—	—	—	—	—	—	—	—	—
Robert Emmert(4)	1,411,981	44.6	—	1,411,981	10.7	—	—	3.7	2.9	*	*
All officers and directors as a group (3 persons)	676,241	21.3	676,241	—	—	34,869,159	100.0	93.4	72.6	99.3	96.4
BancBoston Investment, Inc.(5)	498,346	15.7	373,759	124,587	*	—	—	1.3	*	*	*

*	Represents less than 1.0%.
(1)	The address for each individual named in this table is Liberman Broadcasting, Inc., 1845 West Empire Avenue, Burbank, California 91504.
(2)	Of the 34,869,159 shares of Class B common stock, 8,886,350 shares are held by Mr. Jose Liberman in his capacity as trustee of the Esther Liberman 2003 Annuity Trust and 8,886,350 shares are held by Mr. Jose Liberman in his capacity as trustee of the Jose Liberman 2003 Annuity Trust. Pursuant to a voting agreement between Messrs. Jose and Lenard Liberman, Mr. Jose Liberman is deemed to beneficially own 17,096,459 shares of Class B common stock held by Mr. Lenard Liberman. See “Certain Relationships and Related Transactions—Voting Agreement.”
(3)	The shares of Class A common stock being sold by Mr. Lenard Liberman consist of 676,241 shares of Class B common stock that will be converted into Class A common stock immediately before this offering. Pursuant to a voting agreement between Messrs. Lenard and Jose Liberman, Mr. Lenard Liberman is deemed to beneficially own 8,886,350 shares of Class B common stock held by the Jose Liberman 2003 Annuity Trust and 8,886,350 shares of Class B common stock held by the Esther Liberman 2003 Annuity Trust, for both of which Mr. Jose Liberman serves as trustee. See “Certain Relationships and Related Transactions—Voting Agreement.”
(4)	Consists of 1,411,981 shares of Class A common stock held by affiliates of Alta Communications. Mr. Emmert is a General Partner of Alta Communications and shares voting and dispositive power over these shares. Mr. Emmert disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.
(5)	The address for BancBoston Investment is 175 Federal Street, 10th Floor, Boston, Massachusetts 02110.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 10,000,000 shares of preferred stock.

Common Stock

General.    Except with respect to voting and conversion, shares of Class A common stock and Class B common stock are the same in all respects.

Voting.    Holders of shares of Class A common stock are entitled to one vote per share, and holders of shares of Class B common stock are entitled to ten votes per share. All actions submitted to a vote of our stockholders are voted on by holders of Class A common stock and Class B common stock voting together as a single class, except that we may not change the conversion or voting rights of any class of our common stock without the affirmative vote of the holders of a majority of the voting power of each class of common stock.

Dividends and Other Distributions.    Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property (including distributions upon our liquidation and consideration to be received upon a sale or conveyance of all or substantially all of our assets), except that in the case of dividends or other distributions payable on the Class A common stock or Class B common stock in shares of such stock, including distributions pursuant to stock splits or stock dividends, only Class A common stock will be distributed with respect to Class A common stock, and only Class B common stock will be distributed with respect to Class B common stock. In no event will any of the Class A common stock or Class B common stock be split, divided or combined unless each other class is proportionately split, divided or combined.

Convertibility of Class B Common Stock into Class A Common Stock.    All of the Class B common stock outstanding currently is beneficially owned by Mr. Jose Liberman and Mr. Lenard Liberman. The Class B common stock is convertible at any time, or from time to time, at the option of the holder of such Class B common stock, and without cost to such holder (except any transfer taxes that may be payable, as in the case of any transfer of Class A common stock, if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A common stock on a share-for-share basis.

In addition to conversions into Class A common stock as described above, a record or beneficial owner of shares of Class B common stock may transfer such shares of Class B common stock (whether by sale, assignment, gift, bequest, appointment or otherwise) only to Class B Permitted Transferees and Class B Permitted Transferees may transfer shares of Class B common stock only to other Class B Permitted Transferees. If any shares of Class B common stock are transferred to any person or entity other than a Class B Permitted Transferee, such shares will automatically be converted into an equivalent number of shares of Class A common stock. Class B Permitted Transferees include, without limitation, us, the respective estates, heirs, spouses or former spouses of any Class B stockholder, the parents or grandparents or lineal descendants of any parent or grandparent of any Class B stockholder or of the spouse or former spouse of any Class B stockholder, the guardian or other legal representative of any Class B Stockholder and/or any Class B Permitted Transferee, certain trusts and accounts principally for the benefit of any Class B stockholder or Class B Permitted Transferee, corporations and other entities if majority beneficial ownership is held by one or more Class B stockholders or Class B Permitted Transferees, any employee benefit plan or trust sponsored by the applicable Class B stockholder, equity holders of corporations and other entities who receive Class B common stock by way of dividend or distribution, and the transferor, in the case of a transfer from any Class B Permitted Transferee back to its transferor.

Preemptive Rights.    Neither the Class A common stock nor the Class B common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock of any other class or other securities convertible into shares of our stock. Our board of directors possesses the power to issue shares of authorized but unissued Class A common stock, Class B common stock and preferred stock without further stockholder action.

Liquidation, Dissolution or Winding Up.    In the event of any liquidation, dissolution or winding up of our company, whether voluntarily or involuntarily, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Class A common stock and the Class B common stock in the distribution of assets shall be entitled upon liquidation, the holders of our Class A common stock and Class B common stock shall be entitled to share pro rata in our remaining assets according to their respective interests.

NASDAQ Trading.    We have applied to list our Class A common stock on The NASDAQ National Market for trading under the symbol “LBIM”.

Transfer Agent and Registrar.    The transfer agent and registrar for the Class A common stock will be Continental Stock Transfer & Trust Company.

Preferred Stock

Shares of preferred stock may be issued by us from time to time in one or more series. Except as may be provided in a certificate of designation or by law, shares of any series of our preferred stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by us or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall be retired and shall not be reissued. Our board of directors is authorized to fix or alter the designations and powers, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

Warrants

In March 2001, in connection with the issuance of Liberman Broadcasting’s subordinated notes, we issued warrants to purchase up to 14.02 shares, or 6.55%, of our common stock. We expect these warrants to be exercised for 2,491,730 shares of Class A common stock at the closing of this offering. The warrants are held by the institutional investors who purchased Liberman Broadcasting’s subordinated notes. The shares of Class A common stock issued upon the exercise of the warrants will not be registered and will be restricted securities subject to resale limitations of Rule 144 under the Securities Act. The warrant holders have also agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, the shares of our Class A common stock issued upon the exercise of the warrants for a period of 180 days after the date of this prospectus, except for the shares offered herein and subject to certain other exceptions.

Assuming this offering closed and the warrants were exercised on March 31, 2004, Liberman Broadcasting would have incurred a one-time $6.0 million noncash charge to adjust the fair market value of the warrants, resulting from the immediate increase in Liberman Broadcasting’s net equity value, based on preliminary market valuations.

Anti-Takeover Provisions

Delaware Law

Liberman Broadcasting is governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the company’s voting stock. The statute could delay, defer or prevent a change in control of our company.

Restated Certificate of Incorporation and Bylaw Provisions

Various provisions contained in Liberman Broadcasting’s restated certificate of incorporation, which will become effective upon the consummation of the merger of LBI Holdings I and Liberman Broadcasting, and bylaws could delay or discourage some transactions involving an actual or potential change in control of Liberman Broadcasting or its management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our Class A common stock. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	do not authorize cumulative voting in the election of directors unless required by applicable law—under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•	state that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, president, executive vice president or by the board of directors after a resolution is adopted by a majority of the total number of authorized directors;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	allow our directors, not our stockholders, to fill vacancies on our board of directors;

•	provide that the exact number of directors within the minimum and maximum number of directors may be fixed from time to time by resolution of the board of directors or by a vote of the holders of not less than a majority of the voting power of the outstanding common stock; and

•	provide that the minimum and maximum number of directors may be changed only by resolution of the board of directors and by a vote of at least two-thirds of the voting power of the outstanding common stock.

Foreign Ownership

Our restated certificate of incorporation restricts the ownership, voting and transfer of our Class A and Class B common stock and preferred stock in accordance with the foreign ownership provisions of the Communications Act. Our restated certificate of incorporation authorizes our board of directors to adopt such provisions as it deems necessary to enforce the foreign ownership restrictions, including the inclusion of a legend on our Class A and Class B common stock and preferred stock certificates regarding foreign ownership restrictions. In addition, our restated certificate of incorporation provides that shares of Class A and Class B common stock and preferred stock determined by the board of directors to be owned beneficially by an alien or an entity directly or indirectly owned by aliens in whole or in part shall always be subject to redemption by action of the board to the extent necessary, in the board’s sole judgment, to comply with the foreign ownership restrictions of the Communications Act.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

The description below is a description of the principal terms of the senior secured credit facility of our indirect, wholly owned subsidiary, LBI Media, and is subject to, and qualified in its entirety by, reference to the definitive documentation.

LBI Media’s senior credit facility provides for a $175.0 million senior secured revolving credit facility. LBI Media has the option to request its lenders to increase the amount of the revolving credit facility by an amount equal to no more than $50.0 million in the aggregate; however, its lenders are not obligated to do so. Under the revolving credit facility, LBI Media has a swing line subfacility equal to an amount of not more than $5.0 million. Letters of credit are also available to LBI Media under the credit agreement. Aggregate letters of credit outstanding at any time may not exceed the lesser of $5.0 million or the available revolving commitment amount. The credit facility matures on September 30, 2010.

Interest and Commitment Fee.    The loans bear interest through maturity: (1) if a Base Rate (as defined below) loan, then at the sum of the Base Rate plus the Applicable Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Margin. The Base Rate is the higher of (i) Credit Suisse First Boston’s prime rate and (ii) the Federal Funds Effective Rate (as published by the Federal Reserve Bank of New York) plus 0.5%.

The Applicable Margin for the loans is based on LBI Media’s total leverage ratio (total debt to EBITDA (as defined in the credit agreement)). For Base Rate loans, the Applicable Margin will range from 0.25% to 1.75% prior to this offering and 0% to 1.50% thereafter, and for LIBOR loans, the Applicable Margin will range from 1.50% to 3.00% prior to this offering and 1.25% to 2.75% thereafter. Upon the occurrence of an event of default discussed below, interest accrues at the rate otherwise applicable plus 2.00% so long as an event of default is continuing.

LBI Media pays an annual commitment fee on the unused portion of the revolving credit facility based on its utilization rate of the revolver. Under certain circumstances, if LBI Media borrows less than 50% of the revolving credit commitment, it must pay an annual commitment fee of 0.500% times the unused portion. If LBI Media borrows 50% or more of the total revolving loan commitment, or if the total leverage ratio is below a certain level, then it must pay an annual commitment fee of 0.375% times the unused portion.

Mandatory Prepayments.    LBI Media is required to prepay borrowings under the senior credit facility with:

•	100% of the net proceeds from non-ordinary course asset sales with aggregate net cash payments in excess of $3.5 million in any fiscal year, which we have not reinvested in assets in the same line of business within 170 days after receipt of the proceeds, subject to a limit of $5.0 million that may be reinvested in real estate after the date of the credit agreement and other limited exceptions; and

•	100% of insurance proceeds in excess of $250,000 per occurrence and $500,000 for all occurrences resulting from damage or destruction of assets that have not been used to replace such damage or destruction or otherwise reinvested in like assets within 180 days after receipt of the proceeds (or committed to be so reinvested within that period with those proceeds actually invested within 360 days).

All such mandatory prepayments must be applied to reduce outstanding amounts under the revolving facility and permanently reduce the aggregate commitment amount, with pro rata reductions in scheduled commitment reductions. In addition, LBI Media is required to prepay borrowings under the senior credit facility with (i) 100% of the net cash proceeds from the incurrence of indebtedness under the indenture relating to LBI Media’s senior subordinated notes (with no reductions in commitments), (ii) 100% of the net cash proceeds from the incurrence of indebtedness under the indenture relating to LBI Media Holdings’ senior discount notes (with no reductions in commitments), and (iii) the lesser of (x) 100% of the net cash proceeds received from the initial public offering of Liberman Broadcasting (less amounts required to (1) repay all of the 9% subordinated notes due 2014 issued by LBI Holdings I, Inc. and (2) certain transaction costs), or (y) the aggregate amount outstanding under the senior credit facility.

Voluntary Prepayments.    LBI Media may prepay borrowings under the senior credit facility and reduce commitments at any time at its option subject to a minimum amount of $500,000.

Securities and Guarantees.    The loans under the senior credit facility are secured by a lien on substantially all of LBI Media’s tangible and intangible property, including accounts receivable, inventory, equipment, intellectual property and real property, and by a pledge of all of the shares of stock, partnership interests and limited liability company interests of LBI Media’s direct and indirect subsidiaries, of which LBI Media now owns or later acquires more than a 50% interest or of which LBI Media now or later controls.

LBI Media’s obligations under the senior credit facility are guaranteed by each of its subsidiaries and the guarantees are secured by substantially all of the assets of its subsidiaries.

Covenants.    LBI Media’s senior credit facility contains customary covenants for a senior credit facility, including restrictions on LBI Media’s ability and its subsidiaries’ ability to:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase debt;

•	incur liens and engage in sale-leaseback transactions;

•	make loans and investments;

•	incur or guaranty additional indebtedness;

•	enter into capital leases;

•	sell or discount notes and accounts receivable;

•	amend or otherwise alter debt and other material agreements, including LBI Media Holdings’ senior discount notes, LBI Media’s senior subordinated notes and Empire Burbank’s loan described below;

•	change our name, identity, organizational structure or governing documents;

•	issue or transfer capital stock;

•	make capital expenditures;

•	enter into management agreements or certain restrictive agreements;

•	change our fiscal year;

•	engage in mergers, acquisitions and asset sales;

•	transact with affiliates; and

•	alter the business we conduct.

In addition, subject to certain exceptions, Liberman Broadcasting and LBI Media Holdings are prohibited from incurring additional debt with a current cash pay component without the consent of lenders with a majority of the revolving loan commitment.

LBI Media and its subsidiaries are allowed to make acquisitions in similar lines of business provided that (i) no default or event of default exists before or after the acquisition, (ii) the agent receives detailed financial statements showing pro forma compliance with the covenants of the senior credit facility, (iii) the lenders with a majority of the revolving line commitment approve any acquisition greater than $50 million prior to this offering or $125.0 million at any time thereafter, and (iv) certain other conditions are met.

The senior credit facility also contains financial covenants, including a maximum ratio of total debt (which excludes Empire Burbank’s debt, certain intercompany debt, LBI Media Holdings’ senior discount notes, and Liberman Broadcasting’s subordinated notes and certain other indebtedness) to EBITDA (as defined in the senior credit facility), a maximum ratio of senior debt (total debt minus all debt expressly subordinated to this credit facility, including LBI Media’s senior subordinated notes) to EBITDA, a minimum ratio of EBITDA to cash interest expense, a minimum ratio of EBITDA to fixed charges and a maximum limit on annual capital expenditures.

Events of Default.    Events of default under the senior credit facility include, but are not limited to:

•	failure to pay principal when due or interest within three business days after due;

•	material breach of any representation or warranty contained in the loan documents;

•	covenant defaults;

•	events of bankruptcy;

•	cross-defaults to other indebtedness, including defaults in LBI Media’s senior subordinated notes or LBI Media Holdings’ senior discount notes;

•	the existence of certain environmental and ERISA claims or liabilities;

•	loss or material impairment of material licenses; and

•	a change of control of our company.

We are required to use the net proceeds from this offering, less the amount needed to redeem our 9% subordinated notes, to repay amounts outstanding under the senior credit facility. We intend, however, to redeem a portion of LBI Media’s senior subordinated notes and a portion of LBI Media Holdings’ senior discount notes within 90 days after this offering, at which time we intend to borrow additional amounts under the senior credit facility to redeem those notes. As a result, we will effectively use approximately $21.7 million of the net proceeds of this offering to repay amounts outstanding under the senior credit facility.

10 1/8% Senior Subordinated Notes due 2012

On July 9, 2002, LBI Media issued $150,000,000 aggregate principal amount of 10 1/8% senior subordinated notes due 2012 at par. LBI Media’s senior subordinated notes mature on July 15, 2012. Interest on the senior subordinated notes is payable semi-annually in arrears, on January 15 and July 15 of each year. LBI Media’s obligations under its senior subordinated notes are guaranteed on a senior subordinated basis by each of LBI Media’s existing and future domestic restricted subsidiaries. The senior subordinated notes are general unsecured senior subordinated obligations of LBI Media, subordinated to all of LBI Media’s senior debt, including the senior credit facility.

The senior subordinated notes are redeemable in whole or in part on or after July 15, 2007 at specified redemption prices. At any time prior to July 15, 2005, LBI Media may also redeem up to 35% of the aggregate principal amount of its senior subordinated notes at a redemption price of 110.125% of the principal amount, plus accrued and unpaid interest, with all or a portion of the net cash proceeds of one or more underwritten public offerings of common stock of LBI Media or Liberman Broadcasting.

The senior subordinated notes contain covenants that require LBI Media and the subsidiary guarantors to comply with certain limitations on the incurrence of additional indebtedness, issuance of preferred stock and certain mandatorily redeemable capital stock, payment of dividends and on certain other business activities. In addition, the indenture governing the senior subordinated notes restricts the ability of our subsidiaries to distribute cash to us. We plan to redeem with the net proceeds of this offering $52.5 million of the $150.0 million aggregate principal amount of the senior subordinated notes at a redemption price of 110.125% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Assuming this redemption occurred on March 31, 2004, LBI Media would have incurred approximately $6.0 million in one-time charges, of which approximately $0.7 million relates to the noncash write-off previously deferred financing costs.

11% Senior Discount Notes due 2013

On October 10, 2003, LBI Media Holdings issued $68,428,000 aggregate principal amount at maturity of 11% senior discount notes due 2013 at 58.456% par value. The senior discount notes mature on October 15, 2013. No cash interest will accrue on the senior discount notes prior to October 15, 2008, and instead the accreted value of each senior discount note will increase until such date. The senior discount notes will begin to accrue cash interest at a rate of 11% per annum commencing October 15, 2008, and LBI Media Holdings will pay cash interest thereafter semiannually on April 15 and October 15 of each year, commencing on April 15, 2009. LBI Media Holdings may, however, make a cash interest election on any interest payment date prior to October 15, 2008, in which case the outstanding principal amount at maturity of each senior discount note will, on such interest payment date, be reduced to the accreted value of such senior discount note as of such interest payment date, and cash interest (accruing at a rate of 11% per annum from the cash interest election date) will be payable with respect to such senior discount note on each interest payment date thereafter. The senior discount notes are senior unsecured obligations of LBI Media Holdings and are not guaranteed by Liberman Broadcasting or any of its subsidiaries. The senior discount notes are structurally subordinated to LBI Media’s senior credit facility and LBI Media’s senior subordinated notes.

The senior discount notes are redeemable in whole or in part on or after October 15, 2008 at specified redemption prices. At any time prior to October 15, 2006, LBI Media Holdings may also redeem up to 40% of the aggregate principal amount of its senior discount notes at a redemption price of 111.000% of the accreted value of the senior discount notes up to the redemption date (or if a cash interest election has been made, 111.000% of the principal amount at maturity of the senior discount notes, plus accrued and unpaid interest), with all or a portion of the net cash proceeds of one or more equity offerings of common stock of LBI Media Holdings or Liberman Broadcasting.

The senior discount notes contain covenants that require LBI Media Holdings to comply with certain limitations on the incurrence of additional indebtedness, issuance of preferred stock and certain mandatorily redeemable capital stock, payment of dividends to Liberman Broadcasting and on certain other business activities. In addition, the indenture governing the senior discount notes restricts the ability of its subsidiaries to distribute cash to LBI Media Holdings. We plan to redeem with the net proceeds of this offering $16.8 million of the $42.1 million accreted value at March 31, 2004 of the senior discount notes at a redemption price of 111.0% of the accreted value thereof to the redemption date. Assuming this redemption occurred on March 31, 2004, LBI Media Holdings would have incurred approximately $2.6 million in one-time charges, of which approximately $0.7 million relates to the noncash write-off of previously deferred financing costs.

9% Subordinated Notes due 2014

In March 2001, Liberman Broadcasting issued $30.0 million aggregate principal amount of 9% subordinated notes to a group of investors led by Alta Communications, Inc. We plan to repay with the net proceeds of this offering all of the $38.9 million aggregate principal amount at maturity outstanding at March 31, 2004 of 9% subordinated notes at a redemption price of 100.0% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Assuming this redemption occurred on March 31, 2004, Liberman Broadcasting would have incurred approximately $16.6 million in one-time noncash expenses relating to the write-off of previously deferred financing costs and a loss resulting from the early retirement of the 9% subordinated notes.

Empire Burbank Loan

In July 1999, Empire Burbank Studios, Inc., our indirect, wholly owned subsidiary, issued an installment note to City National Bank in the aggregate principal amount of $3.25 million. As of March 31, 2004, approximately $2.6 million was outstanding on the installment note. In connection with the note, Empire Burbank Studios executed a mortgage in favor of City National Bank as security for the loan. The mortgage encumbers the property owned by Empire Burbank Studios at 1845 West Empire Avenue, Burbank, California

91504, which we use as our principal office and studio space. The note bears interest at the rate of 8.13% per annum and is payable in monthly principal and interest payments of approximately $32,000 through August 2014.

Pursuant to the senior credit facility, LBI Media agreed to cause Empire Burbank Studios not to, amend, modify or change the Empire Burbank loan documents in a manner that would materially and adversely affect the respective lenders of the senior credit facility and note holders, as the case may be, without their consent. LBI Media also agreed to cause Empire Burbank Studios not to engage in any business other than the ownership of the Burbank office and studio property and the lease, sublease and renting of the same property.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 13,167,971 shares of Class A common stock and 34,869,159 shares of Class B common stock will be outstanding, assuming the exercise of warrants for 2,491,730 shares of Class A common stock at the closing of this offering. As described below, no shares of our common stock currently outstanding (other than the shares being offered hereby by the selling stockholders) will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resales.

Of the shares of Class A common stock outstanding after this offering, the 11,050,000 shares (or up to 12,707,500 shares if the underwriters exercise their option to purchase a maximum of 1,657,500 additional shares to cover over-allotments of shares) offered for sale through the underwriters will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by our affiliates as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144. All of our outstanding shares of Class B common stock immediately after this offering, which may be converted into an equivalent number of shares of Class A common stock at any time at the option of the holders of Class B common stock, will be affiliate securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock (approximately 480,371 shares immediately after this offering) and the average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), however, a person who has held restricted securities for a minimum of two years from the later of the date such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of our common stock without regard to volume, manner-of-sale and the other limitations contained in Rule 144. None of our outstanding shares of Class B common stock are currently eligible for sale under Rule 144(k), because all such shares are currently held by affiliates of ours. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

Commencing one year after the date of this prospectus, approximately 34,869,159 outstanding affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitation, manner-of-sale and notice requirements set forth in applicable SEC rules and none of the affiliate securities will be saleable without regard to these restrictions under Rule 144(k).

Our executive officers and directors, who will collectively hold after this offering all of our outstanding shares of Class B common stock and no shares of Class A common stock, and holders of 2,117,971 shares of our Class A common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or Class B common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or Class B common stock or other securities, in cash or otherwise or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Prior to this offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our Class A common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our Class A common stock in the public market may have an adverse effect on the market price for our Class A common stock and Class B common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material United States federal income tax considerations related to the ownership and disposition of our Class A common stock that may be relevant to you if you acquire our Class A common stock pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as the “IRS” in this summary.

This summary discusses only the tax consequences to the initial investors who purchase our Class A common stock pursuant to the initial offering and does not discuss the tax consequences applicable to subsequent purchasers of our Class A common stock. This summary deals only with Class A common stock held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to holders of our Class A common stock in light of their particular circumstances or to holders of Class A common stock subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, expatriates, partnerships or pass through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the Class A common stock as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or foreign currency effects on holders of the Class A common stock whose functional currency is not the United States dollar. We have not requested a ruling from the IRS on the tax consequences of owning our Class A common stock. As a result, the IRS could disagree with portions of this discussion. Persons considering the purchase of our Class A common stock should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations as well as any tax considerations under other United States federal tax laws (such as estate and gift tax laws), or the laws of any state, local or foreign jurisdiction.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of Class A common stock that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of Class A common stock that is an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. Accordingly, partnerships which hold shares of Class A common stock, and partners in such partnerships, should consult their tax advisors.

Distributions to U.S. Holders

If distributions are paid on the shares of our Class A common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against your tax basis in the Class A common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the Class A common stock will be treated as a gain from the sale or exchange of the Class A common stock, the treatment of which is discussed below. Currently, certain U.S. Holders who are individuals are subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income.

Distributions to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain certification requirements are satisfied, a lower rate specified by the applicable income tax treaty. In order to receive a reduced income tax treaty rate, a Non-U.S. Holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for a refund together with the required information.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if an income tax treaty applies, attributable to a Non-U.S. Holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-U.S. Holder furnishes to us or our paying agent IRS Form W-8ECI and other applicable requirements are met. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable income tax treaty are subject to U.S. federal income tax at the rates applicable to U.S. citizens and residents. In addition, any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty.

Gain on Disposition of Class A Common Stock by U.S. Holders

A U.S. Holder will recognize gain or loss on the sale or exchange of our Class A common stock to the extent of the difference between the amount realized on such sale or exchange and the holder’s adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Currently, individual U.S. Holders are subject to a maximum tax rate of 15% on long-term capital gain.

Gain on Disposition of Class A Common Stock by Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our Class A common stock unless one of the following applies:

•	the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if an income tax treaty applies, the gain is attributable to a Non-U.S. Holder’s U.S. permanent establishment. In such case, the Non-U.S. Holder will, unless an applicable income tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax described above; or

•	a Non-U.S. Holder who is an individual holds our Class A common stock as a capital asset (generally, an asset held for investment purposes), is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.); or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such Non-U.S. Holder held our Class A common stock (the shorter period hereinafter referred to as the “lookback period”); provided that if our Class A common stock is regularly traded on an established securities market, this rule will generally not cause any gain to be taxable unless the Non-U.S. Holder actually or constructively holds more than 5% of our Class A common stock at some time during the lookback period. We do not believe that we are a USRPHC and do not expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.

Information Reporting and Backup Withholding Tax

Under certain circumstances, United States Treasury regulations may require information reporting and backup withholding on certain payments on Class A common stock.

A U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to dividends on, and the proceeds from the sale or redemption of, Class A common stock, unless such holder (a) is an entity that is exempt from withholding (including, among others, corporations and certain tax-exempt organizations) and when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number, and otherwise complies with applicable requirements of the backup withholding rules.

Dividends on Class A common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld, if any, with respect to those dividends. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to the tax authorities in the country in which the Non-U.S. Holder resides.

Under United States Treasury regulations, payments on the sale or redemption of our Class A common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. are acting as representatives and joint book-running managers, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
SunTrust Capital Markets, Inc.

Total	11,050,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to 1,657,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

We intend to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to affiliates of Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., UBS Securities LLC, CIBC World Markets Corp. and SunTrust Capital Markets, Inc. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Bear, Stearns & Co. Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Bear, Stearns & Co. Inc.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or Class B common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus except that we may (i) grant stock options or restricted stock pursuant to our stock incentive plan, (ii) issue shares of our common stock upon the exercise of options or warrants or the conversion of securities outstanding at the time of this offering and (iii) issue up to 100,000 shares of our common stock in the aggregate in connection with our acquisition of assets of, or an ownership interest in, another business entity or in connection with other strategic transactions; provided however, that we may issue more than 100,000 shares in connection with our acquisition of assets of, or an ownership interest in, another business entity or in connection with other strategic transactions if the recipients of such additional shares enter into a similar agreement with Credit Suisse First Boston LLC to be bound by the restrictions of this paragraph for the remainder of the 180-day period.

Our executive officers and directors and all of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or Class B common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or Class B common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Credit Suisse First Boston LLC has no current intent or arrangement to release any shares subject to these lock-ups. The release of any lock-up will be considered on a case by case basis. In considering whether to release any shares, Credit Suisse First Boston LLC would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock, and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

The underwriters have reserved for sale at the initial public offering price up to 500,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of Class A common stock on The NASDAQ National Market.

In the ordinary course of their business, some of the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to us and our affiliates for which they have received, or expect to receive, customary fees. In addition, affiliates of Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., UBS Securities LLC, CIBC World Markets Corp. and SunTrust Capital Markets, Inc. are lenders under LBI Media’s senior credit facility and will receive a portion of the net proceeds of the offering upon repayment of a portion of the senior credit facility. See “Description of Indebtedness—Senior Credit Facility.” Furthermore, in the ordinary course of business, Credit Suisse First Boston LLC holds a portion of LBI Media’s senior subordinated notes and will receive a portion of the net proceeds of the offering upon repayment of a portion of the senior subordinated notes. See “Description of Indebtedness—10 1/8% Senior Subordinated Notes due 2012.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us and the selling stockholders by O’Melveny & Myers LLP and for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of LBI Holdings I, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the balance sheet of Liberman Broadcasting, Inc. at February 10, 2004, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room and the SEC’s copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Liberman Broadcasting is not yet subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Upon completion of this offering, Liberman Broadcasting will become subject to such information and periodic reporting requirements.

We intend to furnish holders of the shares of Class A common stock offered in this offering with annual reports containing audited consolidated financial statements together with a report by our independent accountants.

INDEX TO FINANCIAL STATEMENTS

Page
LBI Holdings I, Inc.
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 and the Three Months Ended March 31, 2003 and 2004 (unaudited)	F-4

Consolidated Statements of Stockholders’ Deficiency for the Years Ended December 31, 2001, 2002 and 2003 and the Three Months Ended March 31, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and the Three Months Ended March 31, 2003 and 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Liberman Broadcasting, Inc.
Report of Independent Registered Public Accounting Firm	F-31

Balance Sheet as of February 10, 2004	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

LBI Holdings I, Inc.

We have audited the accompanying consolidated balance sheets of LBI Holdings I, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LBI Holdings I, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S generally accepted accounting principles.

As more fully described in Note 1, the Company changed its method of accounting for indefinite-lived intangible assets as of January 1, 2002.

/s/    ERNST & YOUNG LLP

Los Angeles, California

March 18, 2004

LBI HOLDINGS I, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,396,636	$6,670,129	$199,240
Short-term investments	135,110	191,650	189,020
Accounts receivable (less allowance for doubtful accounts of $627,738, $965,132 and $1,091,879 in 2002, 2003 and 2004, respectively)	9,986,636	13,724,961	10,627,103
Current portion of program rights, net	1,054,655	1,177,325	1,182,611
Amounts due from related parties	730,761	334,693	349,714
Current portion of employee advances	58,632	57,856	67,221
Prepaid expenses and other current assets	1,201,697	1,092,047	994,374

Total current assets	14,564,127	23,248,661	13,609,283

Property and equipment, net	49,044,267	56,837,070	66,214,702
Program rights, excluding current portion	1,817,659	1,642,887	1,335,727
Deferred financing costs, net	14,835,992	18,068,478	20,003,805
Broadcast licenses, net	198,323,152	239,405,098	270,018,847
Acquisition costs	475,937	482,455	70,543
Notes receivable from related parties	2,455,666	2,518,581	2,537,400
Employee advances, excluding current portion	656,265	687,970	680,158
Escrow funds	2,500,000	1,500,000	750,000
Other assets	—	461,351	655,521

Total assets	$284,673,065	$344,852,551	$375,875,986

Liabilities and stockholders’ deficiency
Current liabilities:
Accounts payable and accrued expenses	$1,768,958	$3,952,527	$4,282,507
Accrued interest	8,093,827	7,430,702	3,839,241
Program rights payable	58,324	69,324	42,324
Amounts due to related parties	133,695	189,485	135,981
Current portion of long-term debt	154,093	163,078	167,012

Total current liabilities	10,208,897	11,805,116	8,467,065

Long-term debt, net of current portion	262,509,077	305,508,878	340,660,183
Accrued interest	7,131,630	10,173,591	8,458,739
Deferred compensation	6,280,000	8,506,000	9,567,000
Redeemable stock purchase warrants	27,500,000	29,800,000	31,400,000
Deferred state income taxes	263,916	236,078	130,038
Other liabilities	95,095	218,163	241,733

Commitments and contingencies

Stockholders’ deficiency:
Common stock, $0.01 par value:
Authorized shares—1,000
Issued and outstanding shares—200	2	2	2
Additional paid-in capital	49,998	49,998	49,998
Retained deficit	(29,372,240)	(21,508,505)	(23,159,372)
Accumulated other comprehensive income	6,690	63,230	60,600

Total stockholders’ deficiency	(29,315,550)	(21,395,275)	(23,048,772)

Total liabilities and stockholders’ deficiency	$284,673,065	$344,852,551	$375,875,986

See accompanying notes.

LBI HOLDINGS I, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$66,530,464	$79,867,254	$96,099,552	$18,719,240	$22,150,355
Less agency commissions	6,873,360	8,871,451	12,062,729	2,265,672	2,778,060

Net revenues	59,657,104	70,995,803	84,036,823	16,453,568	19,372,295
Operating expenses:
Program and technical, exclusive of noncash employee compensation of $216,000, $968,000, $474,000, $159,000 and $245,000 for the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively, and depreciation, amortization and impairment of broadcast license shown below	8,623,718	10,379,110	13,412,142	2,910,956	3,572,477
Promotional, exclusive of depreciation, amortization and impairment of broadcast license shown below	2,526,973	2,042,698	2,244,239	248,062	381,301
Selling, general and administrative, exclusive of noncash employee compensation of $1,182,000, $2,674,000, $1,752,000, $524,000 and $816,000 for the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively, and depreciation, amortization and impairment of broadcast license shown below	15,592,732	21,359,841	25,690,002	5,802,062	6,718,283
Noncash employee compensation	1,398,000	3,642,000	2,226,000	683,000	1,061,000
Depreciation	2,347,165	3,131,101	3,510,823	794,211	1,124,563
Amortization	6,326,025	—	—	—	—
Impairment of broadcast license	—	1,750,000	—	—	—

Total operating expenses	36,814,613	42,304,750	47,083,206	10,438,291	12,857,624

Operating income	22,842,491	28,691,053	36,953,617	6,015,277	6,514,671
Interest expense	(30,010,979)	(38,211,860)	(29,202,390)	(6,742,892)	(8,301,529)
Interest and other income	473,634	137,750	97,714	22,614	24,123
Loss on sale of property and equipment	—	(388,169)	(4,000)	—	—

(Loss) income before income taxes and cumulative effect of accounting change	(6,694,854)	(9,771,226)	7,844,941	(705,001)	(1,762,735)
(Provision for) benefit from income taxes	(80,583)	(41,600)	18,794	(20,000)	111,868

(Loss) income before cumulative effect of accounting change	(6,775,437)	(9,812,826)	7,863,735	(725,001)	(1,650,867)
Cumulative effect of accounting change	—	(8,106,000)	—	—	—

Net (loss) income	$(6,775,437)	$(17,918,826)	$7,863,735	$(725,001)	$(1,650,867)

Basic (loss) earnings per share:
(Loss) income before cumulative effect of accounting change	$(33,877)	$(49,064)	$39,319	$(3,625)	$(8,254)
Cumulative effect of accounting change	—	(40,530)	—	—	—

Net (loss) income	$(33,877)	$(89,594)	$39,319	$(3,625)	$(8,254)

Weighted average shares outstanding	200	200	200	200	200

Diluted (loss) earnings per share:
(Loss) income before cumulative effect of accounting change	$(33,877)	$(49,064)	$36,746	$(3,625)	$(8,254)
Cumulative effect of accounting change	—	(40,530)	—	—	—

Net (loss) income	$(33,877)	$(89,594)	$36,746	$(3,625)	$(8,254)

Weighted average shares outstanding	200	200	214	200	200

Unaudited pro forma income statement data:
(Loss) income before taxes and cumulative effect of accounting change	$(6,694,854)	$(9,771,226)	$7,844,941	$(705,001)	$(1,762,735)
Pro forma (provision for) benefit from income taxes (see Note 14)	(726,754)	82,339	(5,891,699)	529,456	(1,142,709)

(Loss) income before cumulative effect of accounting change	(7,421,608)	(9,688,887)	1,953,242	(175,545)	(2,905,444)
Cumulative effect of accounting change, net of tax	—	(5,349,960)	—	—	—

Pro forma net (loss) income	$(7,421,608)	$(15,038,847)	$1,953,242	$(175,545)	$(2,905,444)

Pro forma net (loss) income per share—basic	(37,108)	(75,194)	9,766	(878)	(14,527)
Pro forma net (loss) income per share—diluted	(37,108)	(75,194)	9,127	(878)	(14,527)

See accompanying notes.

LBI HOLDINGS I, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

	Common Stock		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficiency
	Number of Shares	Amount
Balances at December 31, 2000	200	$2	$49,998	$(4,677,977)	$(71,680)	$(4,699,657)
Net loss				(6,775,437)		(6,775,437)
Unrealized gain on investment in marketable securities					112,474	112,474

Comprehensive loss						(6,662,963)

Balances at December 31, 2001	200	2	49,998	(11,453,414)	40,794	(11,362,620)
Net loss				(17,918,826)		(17,918,826)
Unrealized gain on investment in marketable securities					18,872	18,872
Adjustment to unrealized gain due to sale of investment in marketable securities					(52,976)	(52,976)

Comprehensive loss						(17,952,930)

Balances at December 31, 2002	200	2	49,998	(29,372,240)	6,690	(29,315,550)
Net income				7,863,735		7,863,735
Unrealized gain on investment in marketable securities					56,540	56,540

Comprehensive income						7,920,275

Balances at December 31, 2003	200	2	49,998	(21,508,505)	63,230	(21,395,275)
Net loss (unaudited)				(1,650,867)		(1,650,867)
Unrealized gain on investment in marketable securities (unaudited)					(2,630)	(2,630)

Comprehensive loss (unaudited)						(1,653,497)

Balances at March 31, 2004 (unaudited)	200	$2	$49,998	$(23,159,372)	$60,600	$(23,048,772)

See accompanying notes.

LBI HOLDINGS I, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Operating activities
Net (loss) income	$(6,775,437)	$(17,918,826)	$7,863,735	$(725,001)	$(1,650,867)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Cumulative effect of accounting change	—	8,106,000	—	—	—
Depreciation and amortization	8,673,190	3,131,101	3,510,823	794,211	1,124,563
Impairment of broadcast license	—	1,750,000	—	—	—
Amortization of deferred financing costs	3,825,383	8,191,718	1,647,229	387,691	498,305
Accretion on senior notes	2,555,667	940,396	1,903,813	226,654	1,328,300
Noncash employee compensation	1,398,000	3,642,000	2,226,000	683,000	1,061,000
Gain on sale of investments	—	(52,976)	—	—	—
Loss on sale of property and equipment	—	388,169	4,000	—	—
Provision for doubtful accounts	170,221	861,660	1,066,154	216,813	198,513
Changes in operating assets and liabilities:
Accounts receivable	(1,901,207)	(3,701,148)	(4,804,479)	110,510	2,899,345
Program rights	314,310	(317,589)	52,102	(31,720)	301,874
Amounts due from related parties	(456,179)	88,372	396,068	(145,459)	(15,021)
Prepaid expenses and other current assets	(655,844)	(101,102)	109,650	(451,086)	97,673
Employee advances	(123,904)	(511,097)	(30,929)	(9,826)	(1,553)
Accounts payable and accrued expenses	(133,114)	(4,947)	2,183,569	(526,057)	329,980
Accrued interest	(321,270)	10,733,079	2,378,836	(5,959,594)	(5,306,313)
Program rights payable	(56,187)	58,324	11,000	—	(27,000)
Amounts due to related parties	(15,206)	33,823	55,790	(13,874)	(53,504)
Deferred state income tax payable	132,716	31,200	(27,838)	9,600	(106,040)
Other assets and liabilities	—	57,109	(405,630)	(3,840)	(189,419)

Net cash provided by (used in) operating activities	6,631,139	15,405,266	18,139,893	(5,437,978)	489,836

Investing activities
Purchase of property and equipment	(13,953,528)	(5,004,892)	(10,244,709)	(1,302,984)	(3,502,195)
Acquisition costs	—	(475,937)	(482,455)	(149,886)	(70,543)
Acquisition of television and radio station property and equipment	(6,212,072)	(2,181,161)	(1,075,417)	—	(7,000,000)
Acquisition of broadcast licenses	(88,511,787)	(26,885,157)	(38,106,009)	(8,351)	(28,631,294)
Amounts deposited in escrow for the acquisition of broadcast licenses	—	(2,500,000)	(1,500,000)	—	(750,000)
Loans to related parties	—	(2,027,995)	—	—	—
Repayment of note receivable due from related party	—	—	4,432	—	—
Proceeds from sale of investments	—	216,592	—	—	—
Proceeds from sale of property and equipment	—	1,439,705	12,500	—	—

Net cash used in investing activities	(108,677,387)	(37,418,845)	(51,391,658)	(1,461,221)	(39,954,032)

Financing activities
Proceeds from issuance of long-term debt and bank borrowings, net of financing costs	246,064,151	250,434,147	85,826,060	9,726,632	38,283,027
Payments on notes payable to related parties	(2,000,000)	(1,861,607)	—	—	—
Payments on long-term debt	(141,372,109)	(226,293,674)	(47,300,802)	(37,243)	(5,289,720)

Net cash provided by financing activities	102,692,042	22,278,866	38,525,258	9,689,389	32,993,307

Net increase (decrease) in cash and cash equivalents	645,794	265,287	5,273,493	2,790,190	(6,470,889)
Cash and cash equivalents at beginning of period	485,555	1,131,349	1,396,636	1,396,636	6,670,129

Cash and cash equivalents at end of period	$1,131,349	$1,396,636	$6,670,129	$4,186,826	$199,240

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest (net of amounts capitalized)	$19,302,035	$15,612,970	$20,480,113	$10,460,651	$8,544,680

Income taxes	$10,400	$10,400	$10,400	$10,400	$—

See accompanying notes.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

1.    Summary of Significant Accounting Policies

Basis of Presentation

LBI Holdings I, Inc. (LBI Holdings) was incorporated in California on November 4, 1997 and is an S corporation under federal and California state laws. LBI Media Holdings, Inc. (LBI Media Holdings), a wholly owned subsidiary of LBI Holdings, was incorporated in Delaware on June 23, 2003 and is a qualified subchapter S subsidiary of LBI Holdings. Pursuant to an Assignment and Exchange Agreement dated September 29, 2003 between LBI Holdings and LBI Media Holdings, LBI Holdings assigned to LBI Media Holdings all of its right, title and interest in 100 shares of common stock of LBI Media, Inc. (LBI Media) (constituting all of the outstanding shares of LBI Media) in exchange for 100 shares of common stock of LBI Media Holdings. Thus, upon consummation of the exchange, LBI Media, the principal operating company, became a wholly owned subsidiary of LBI Media Holdings.

LBI Holdings is not engaged in any business operations and has not acquired any assets or incurred any liabilities, other than the acquisition of the stock of LBI Media Holdings, the issuance of subordinated notes and stock purchase warrants and the operations of its subsidiaries. Accordingly, its only material source of cash is dividends and distributions from its operating subsidiaries, which are subject to restriction by the indenture governing the senior discount notes issued by LBI Media Holdings, the senior credit facility of LBI Media, and the indenture governing the senior subordinated notes issued by LBI Media. Parent-only condensed financial information of LBI Holdings and LBI Media Holdings on a stand-alone basis has been presented in Notes 11 and 12.

On February 12, 2004, Liberman Broadcasting, Inc. (Liberman Broadcasting), a Delaware corporation, filed a registration statement on Form S-1 (File No. 333-112773) with the Securities and Exchange Commission for the proposed initial public offering of its Class A common stock. Immediately before the anticipated initial public offering, Liberman Broadcasting will merge with LBI Holdings, a California corporation. Liberman Broadcasting will survive the merger and effectively reincorporate LBI Holdings into a Delaware corporation.

Description of Business

LBI Holdings and its wholly owned subsidiaries (collectively referred to as the “Company”) own and operate radio and television stations located in California and Texas. In addition, the Company, through its indirect wholly owned subsidiary, Empire Burbank Studios, Inc. (Empire), owns a television studio facility that is used to produce programming for Company-owned television stations. Portions of this facility are also leased to independent third parties. The Company sells commercial airtime on its radio and television stations to national and local advertisers. In addition, the Company has entered into time brokerage agreements with third parties for three of its radio stations.

The Company’s KHJ-AM, KVNR-AM, KWIZ-FM, KBUE-FM, KBUA-FM and KEBN-FM radio stations service the Los Angeles, California market, while its KQUE-AM, KJOJ-AM, KSEV-AM, KEYH-AM, KJOJ-FM, KTJM-FM, KQQK-FM, KIOX-FM and KXGJ-FM radio stations service the Houston, Texas market.

The Company’s television stations, KRCA, KZJL, KMPX and KSDX service the Los Angeles, California, Houston, Texas, Dallas-Fort Worth, Texas and San Diego, California markets, respectively.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

Principles of Consolidation

The consolidated financial statements include the accounts of LBI Holdings and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less and investments in money market accounts to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and other similar items) approximate fair value due to the short-term nature of such instruments. The estimated fair value of the Company’s Senior Subordinated Notes (see Note 4), based on quoted market prices, is approximately $157.5 million and $172.1 million (carrying value of $150.0 million) at December 31, 2002 and 2003, respectively. The estimated fair value of the Company’s Senior Discount Notes (see Note 4) is approximately $45.3 million (carrying value of $41.0 million) at December 31, 2003. The Company’s other long-term debt has variable interest rates or rates that the Company believes approximate current market rates and, accordingly, the carrying value is a reasonable estimate of its fair value.

Short-Term Investments

The Company holds investments in marketable equity securities which have been classified by management as available for sale. Securities classified as available for sale are carried at fair value, which is based on quoted market prices. Unrealized holding gains and losses are excluded from net income (loss) and are recorded as accumulated other comprehensive income or loss. The Company uses the specific identification method of determining the cost of securities sold.

Program Rights

Program rights are stated at the lower of unamortized cost or estimated net realizable value. Program rights, together with the related liabilities, are recorded when the license period begins and the program becomes available for broadcast. Program rights are amortized using the straight-line method over the license term. Program rights expected to be amortized in the succeeding year and program rights payable due within one year are classified as current assets and current liabilities, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and building improvements	20 years
Antennae, towers and transmitting equipment	12 years
Studio and production equipment	10 years
Record and tape libraries	10 years
Computer equipment and software	3 years
Office furnishings and equipment	5 years
Automobiles	5 years

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

The carrying value of property and equipment is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio and television stations for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets, an adjustment to reduce the carrying value to the fair market value of the assets is recorded, if necessary. The fair market value of the assets is determined by using current broadcasting industry equipment prices, solicited current market data from dealers of used broadcast equipment and used equipment price lists, catalogs and listings in trade magazines and publications. No adjustments to the carrying amounts of property and equipment have been made during 2001, 2002 or 2003.

Broadcast Licenses

The Company accounts for its broadcast licenses in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The Company believes its broadcast licenses have indefinite useful lives given they are expected to indefinitely contribute to the future cash flows of the Company and that they may be renewed without substantial cost to the Company. As such, in accordance with SFAS 142, the broadcast licenses are reviewed for impairment at least annually.

Upon adoption of SFAS 142 in the first quarter of 2002, the Company recorded a noncash charge of $8,106,000 to reduce the carrying value of certain of its broadcast licenses, which resulted primarily from the effects of increased competition in the stations’ respective markets. Such charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. In the third quarter of 2002, the Company recorded an additional $1,750,000 noncash impairment write-down relating to one of its broadcast licenses. In calculating the impairment charges, the fair value of the Company’s broadcast licenses was determined using the discounted cash flow approach. This approach requires the projection of future cash flows and the restatement of these cash flows into their present valuation equivalent through the use of a discount rate.

The following table presents the impact of SFAS 142 on reported net loss and loss per share had the standard been in effect for the year ended December 31, 2001:

Year Ended December 31, 2001
Reported net loss	$(6,775,437)
Add back: Broadcast license amortization	6,218,025

Adjusted net loss	$(557,412)

Loss per share—basic and diluted	$(33,877)
Add back: Broadcast license amortization	31,090

Adjusted loss per share—basic and diluted	$(2,787)

The carrying value of broadcast licenses is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio and television stations for indicators of impairment. If indicators of impairment were identified and the discounted cash flows estimated to be generated from these assets were less than the carrying value, an adjustment to reduce the carrying value to the fair market value of the assets would be recorded, if necessary. No adjustments to the carrying amounts of broadcast licenses for impairment were made during 2001 or 2003.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

Accumulated amortization of broadcast licenses totaled approximately $17,696,000 at December 31, 2002, December 31, 2003 and March 31, 2004.

Barter Transactions

Included in the consolidated statements of operations are nonmonetary transactions arising from the trading of advertising time for merchandise and services. The value of goods and services received in such barter transactions is recorded as revenues when the advertising is broadcast. The value of goods and services received in such barter transactions is charged to expense when used, which typically has been in the same accounting period that revenue has been recognized. Barter revenue and expense totaled $773,000, $638,000 and $647,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $72,000 and $99,000 for the three months ended March 31, 2003 and 2004, respectively.

Deferred Financing Costs

Financing costs are amortized using the straight-line method over the terms of the related credit facilities. Amortization of such costs is included in interest expense in the accompanying consolidated statements of operations.

In connection with the refinancing of the Company’s credit facilities on March 20, 2001 (see Note 4), the Company wrote off to interest expense unamortized deferred financing costs of approximately $2,748,000.

In connection with the refinancing of the Company’s credit facilities on July 9, 2002 (see Note 4), the Company wrote off to interest expense unamortized deferred financing costs of approximately $6,086,000.

In connection with adjusting the fair value of the Company’s redeemable stock purchase warrants, deferred financing costs were increased by $7,900,000, $2,300,000 and $1,600,000 during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, respectively. Accumulated amortization of deferred financing costs related to the warrants totaled approximately $1,412,000, $2,374,000 and $2,647,000 at December 31, 2002 and 2003 and March 31, 2004, respectively (see Note 4).

Revenue Recognition

Broadcasting revenues from local and national commercial advertising are recognized when the advertisements are broadcast. Revenues from renting airtime are recognized when such time is made available to the customer.

Revenue from the rental of studio facilities is recognized as such facilities are utilized.

Income Taxes

The Company has elected “S” corporation status for federal and California income tax purposes. As such, taxable income of the Company is required to be reported by the stockholders on their respective federal and state income tax returns. California assesses a 1.5% tax on all “S Corporations” subject to certain minimum taxes. Deferred taxes provided by the Company relate to the 1.5% tax on certain temporary differences primarily related to depreciation, amortization, deferred compensation and gain deferral on prior sales. See Note 14 for pro forma income tax information relating to a potential change in the Company’s tax structure.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

Advertising Costs

Advertising costs are expensed as incurred. The accompanying consolidated statements of operations include advertising costs (included in promotional expenses) of approximately $1,296,000, $440,000 and $519,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and approximately $0 and $102,000 for the three months ended March 31, 2003 and 2004, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company sells broadcast time to a diverse customer base including advertising agencies and other direct customers. The Company performs credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for potential losses and such losses have been within management’s expectations.

Reclassifications

Certain reclassifications have been made to the December 31, 2001 and 2002 consolidated financial statements to conform with the December 31, 2003 presentation.

Comprehensive (Loss) Income

For the years ended December 31, 2001, 2002 and 2003, comprehensive (loss) income amounted to $(6,662,963), $(17,952,930) and $7,920,275, respectively. For the three months ended March 31, 2003 and 2004, comprehensive (loss) income amounted to $(743,086) and $(1,653,497), respectively. Accumulated other comprehensive (loss) income in the consolidated statements of stockholders’ deficiency is comprised of unrealized gains/losses on investments in marketable securities.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 became effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into with variable interest entities created prior to January 31, 2003, the provisions of FIN 46 become effective for the first interim or annual period ending after March 15, 2004. The Company adopted the provisions of FIN 46 in the first quarter of 2004; however, such adoption has not had an impact on the Company’s results of operations or financial position.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

2.     Acquisitions

On March 20, 2001, the Company acquired selected assets of five radio stations and one television station in the Houston, Texas market for an aggregate purchase price of approximately $103,928,000, including acquisition costs of approximately $2,928,000. The Company changed the format, customer base, and employee base of the acquired stations, and allocated the purchase price as follows:

Broadcast licenses	$97,716,000
Property and equipment	6,212,000

Total purchase price	$103,928,000

On October 11, 2002, the Company completed its acquisition of selected assets of KQQK-FM, licensed to Houston, Texas, pursuant to an asset purchase agreement, dated as of April 5, 2002, as amended on October 8, 2002. At the same time, the Company terminated its local marketing agreement, which became effective on May 20, 2002. The aggregate purchase price was approximately $25,637,000, including acquisition costs of approximately $1,637,000. The Company changed the format, customer base, and employee base of the acquired station and allocated the purchase price as follows:

Broadcast license	$25,242,000
Property and equipment	395,000

Total purchase price	$25,637,000

On October 11, 2002, the Company also completed its acquisition of selected assets of KIOX-FM and KXGJ-FM, licensed to El Campo and Bay City, Texas, respectively, for an aggregate purchase price of approximately $3,453,000, including acquisition costs of approximately $308,000. The Company changed the format, customer base, and employee base of the acquired stations and allocated the purchase price as follows:

Broadcast licenses	$1,669,000
Property and equipment	1,784,000

Total purchase price	$3,453,000

On April 22, 2003, the Company completed its acquisition of selected assets of KEYH-AM, licensed to Houston, Texas, pursuant to an asset purchase agreement, dated as of April 5, 2002, as amended on October 8, 2002. At the same time, the Company terminated its local marketing agreement, which became effective on May 20, 2002. The aggregate purchase price was approximately $6,487,000, including acquisition costs of approximately $762,000. The Company changed the format, customer base, and employee base of the acquired station and allocated the purchase price as follows:

Broadcast license	$5,601,000
Property and equipment	886,000

Total purchase price	$6,487,000

On May 15, 2003, the Company completed its acquisition of selected assets of KMXN-FM, licensed to Garden Grove, California, pursuant to an asset purchase agreement, dated as of December 19, 2002, and

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

terminated its local marketing agreement, which became effective on January 7, 2003. Subsequently, the Company changed the station’s call letters to KEBN-FM. The aggregate purchase price was approximately $35,642,000, including acquisition costs of approximately $642,000. The Company changed the format, customer base, and employee base of the acquired station and allocated the purchase price as follows:

Broadcast license	$35,453,000
Property and equipment	189,000

Total purchase price	$35,642,000

On January 12, 2004, the Company completed its acquisition of selected assets of KMPX-TV, licensed to Decatur-Dallas, Texas, pursuant to an asset purchase agreement dated as of July 14, 2003. The aggregate purchase price was approximately $37,613,000, including acquisition costs of approximately $613,000. The Company changed the format, customer base and employee base of the acquired station and the initial purchase price allocation is as follows:

Broadcast licenses	$30,613,000
Property and equipment	7,000,000

Total purchase price	$37,613,000

On March 18, 2004, the Company entered into an agreement to purchase the selected assets of radio station KNOR-FM serving the Dallas-Fort Worth, Texas market for an aggregate purchase price of approximately $15.5 million, of which $750,000 has been deposited into escrow. The Company expects to complete this acquisition in the third quarter of 2004.

In connection with certain of the above acquisitions of selected radio station assets, the Company entered into local marketing agreements to operate the station until the purchase was completed. Under such agreements, the Company paid a negotiated monthly fee, provided programming for the related station, and received the related advertising revenues. The Company expensed the monthly fees as they were incurred. Local marketing agreement expense amounted to approximately $0, $882,000 and $994,000 for the years ended December 31, 2001, 2002 and 2003, and approximately $672,000 and $0 for the three months ended March 31, 2003 and 2004, respectively. The Company had no local marketing agreements in place at March 31, 2004.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

3.     Property and Equipment

Property and equipment consist of the following:

	December 31,		March 31, 2004
	2002	2003
Land	$14,078,494	$14,225,044	$15,225,025
Building and building improvements	14,838,783	15,318,189	26,545,748
Antennae, towers and transmitting equipment	16,930,295	19,166,544	22,224,284
Studio and production equipment	7,861,298	9,642,743	11,647,434
Record and tape libraries	193,251	347,551	397,507
Computer equipment and software	1,122,200	1,517,925	1,736,453
Office furnishings and equipment	1,080,134	1,328,467	1,825,366
Automobiles	420,667	685,925	896,746
Leasehold improvements	—	23,322	29,727
Construction in progress	2,240,147	7,770,391	—

Total	58,765,269	70,026,101	80,528,290
Less accumulated depreciation	(9,721,002)	(13,189,031)	(14,313,588)

Total property and equipment	$49,044,267	$56,837,070	$66,214,702

At December 31, 2002, construction in progress related to development of digital television facilities and construction of a corporate office and production facility in Houston, Texas. At December 31, 2003, construction in progress related to the construction of a corporate office and production facility in Houston, Texas. During the year ended December 31, 2003, the Company capitalized approximately $150,000 of interest associated with the construction of a corporate office and production facility in Houston, Texas. No amounts were capitalized in 2001 or 2002, or during the three months ended March 31, 2004.

4.     Long-Term Debt

Long-term debt consists of the following:

	December 31,		March 31, 2004
	2002	2003
2002 Revolver	$90,000,000	$88,349,736	$118,999,736
Subordinated Notes	19,833,559	23,665,091	27,110,043
Senior Subordinated Notes	150,000,000	150,000,000	150,000,000
Senior Discount Notes	—	40,978,056	42,078,064
Empire Note	2,829,611	2,679,073	2,639,352

	262,663,170	305,671,956	340,827,195
Less current portion	(154,093)	(163,078)	(167,012)

	$262,509,077	$305,508,878	$340,660,183

In July 1999, Empire Burbank Studios, Inc., a wholly owned subsidiary of the Company, issued an installment note payable to a bank for $3,250,000 (Empire Note) which bears interest at the rate of 8.13% per

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

annum. The Empire Note is payable in monthly principal and interest payments of $31,530 through August 2014. The borrowings under the Empire Note are secured by substantially all of the Empire assets.

On March 20, 2001, LBI Media entered into a credit agreement providing for a reducing revolver (Old Revolver) which allowed LBI Media to borrow up to $25.0 million and an aggregate of $165.0 million in term loans (Old Term Loans). The Old Revolver was scheduled to mature on December 31, 2007, and was secured by substantially all of LBI Media’s assets. Commencing on June 30, 2002, the Old Revolver commitment was scheduled to reduce in quarterly installments. The Old Term Loans amortized in specified installments, payable each fiscal quarter, commencing June 30, 2002, with all unpaid amounts due on June 30, 2008. Borrowings under the Old Revolver and Old Term Loans bore interest, based on the election of LBI Media, at either the base rate (as defined) or the LIBOR rate, in each case plus the applicable margin stipulated in the agreement ranging from .50% to 4.00% based on certain leverage ratios, as defined in the agreement.

On March 20, 2001, LBI Intermediate Holdings, Inc. issued $40.0 million in senior notes with an original maturity date of March 20, 2009 (Old Senior Notes). LBI Intermediate Holdings, Inc. was a wholly owned subsidiary of LBI Holdings I, Inc. that merged into LBI Media, Inc. in July 2002. Interest on the Old Senior Notes accrued at either the rate of 20% per annum (if paid in cash on or prior to March 20, 2006), or 21% per annum (if not paid in cash on or prior to March 20, 2006), and was payable semiannually in arrears on March 31 and September 30 of each year. At LBI Media’s option, payment of interest could be made through the issuance of secondary notes. However, one-half of the interest due on each of March 31, 2005, and September 30, 2006, was required to be paid in cash. Interest payments made after September 30, 2006, were to be made at least one-half in cash, with the remaining one-half payable in cash to the extent LBI Media had excess cash flow as defined in the agreement.

On March 20, 2001, LBI Holdings entered into an agreement whereby, in exchange for $30.0 million, it issued junior subordinated notes (Subordinated Notes) and warrants to the holders of the Subordinated Notes to initially acquire 14.02 shares (approximately 6.55%) of LBI Holdings’ common stock at an initial exercise price of $.01 per share. In connection with the refinancing in July 2002 and the issuance of the Senior Discount Notes in October 2003 (described below), LBI Holdings amended the terms of the Subordinated Notes and the related warrants. The following information gives effect to such amendments. The Subordinated Notes initially bear interest at 9% per year and will bear interest at 13% per year beginning September 21, 2009. The Subordinated Notes will mature on the earliest of (i) January 31, 2014, (ii) their acceleration following the occurrence and continuance of a material event of default (as defined in the agreement), (iii) a merger, sale or similar transaction involving LBI Holdings or substantially all of the subsidiaries of LBI Holdings, (iv) a sale or other disposition of a majority of the LBI Holdings’ issued and outstanding capital stock or other rights giving a third party a right to elect a majority of the LBI Holdings’ board of directors, and (v) the date on which the warrants issued in connection with the Subordinated Notes are repurchased pursuant to the call options applicable to such warrants. Interest is not payable until maturity.

The warrants will expire on the earlier of (i) the later of (a) July 31, 2015, and (b) the date which is six months after the payment in full of all outstanding principal and interest on the Subordinated Notes or (ii) the closing of an underwritten public equity offering in which LBI Holdings raises at least $25.0 million (subject to extension in certain circumstances).

A performance-based adjustment may increase or decrease the number of shares issued upon exercise of the warrants based on LBI Holdings’ future consolidated broadcast cash flow (as defined). Upon the maturity date of

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

the Subordinated Notes, the payment in full of the Subordinated Notes and the repurchase of the warrants, a change in control of LBI Holdings or the exercise of the call or put options described below, the number of shares issuable upon the exercise of the warrants at the time of such event will be decreased by multiplying such number of shares by .9367, if LBI Holdings achieves consolidated broadcast cash flow for the trailing 12 months in excess of 125% of its budgeted forecasts and in the case of the sale of LBI Holdings, its total fair market value is greater than 13 times consolidated broadcast cash flow for the trailing 12 months. The number of shares issuable upon the exercise of the warrants will be increased by multiplying such number of shares by 1.0633, if LBI Holdings achieves consolidated broadcast cash flow less than 75% of its budgeted plan for the trailing 12 months and in the case of the sale of LBI Holdings, its total fair market value is less than 15 times consolidated broadcast cash flow for the trailing 12 months.

The warrants contain a put right and a call right as described below. If either of these rights is exercised, it could require a significant amount of cash from the subsidiaries of LBI Holdings to repurchase the warrants, since LBI Holdings is a holding company that has no operations or assets, other than its investment in its subsidiaries, and is dependent on its subsidiaries for cash flow. However, the subsidiaries of LBI Holdings have no legal obligation to provide that funding.

Put Right:    The warrant holders have a “put right,” which entitles them at any time on or after the maturity date of the Subordinated Notes to require LBI Holdings to repurchase the warrants, or if the warrants have been exercised, the stock issued pursuant to the warrants, at the fair market value of the stock/warrants (the fair market value is subject to certain adjustments).

Call Right:    If LBI Holdings proposes an acquisition with a valuation of at least $5.0 million in connection with which any proposed financing source reasonably requires in good faith, as a condition of financing and/or permitting the acquisition, an amendment to the maturity date of the notes and a majority of the holders of the Subordinated Notes do not agree to such amendment, LBI Holdings has the right to purchase the warrants (or related stock, if the warrants have been issued) at fair market value, in connection with its payment in full of the aggregate of principal and interest outstanding under the Subordinated Notes.

Based on the relative fair values at the date of issuance, LBI Holdings allocated $13.6 million to the Subordinated Notes and $16.4 million to the warrants. These fair values were determined by using the income and market valuation approaches. The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. The Subordinated Notes will be accreted through January 31, 2014, up to their $30.0 million redemption value; such accretion (approximately $2,556,000, $940,000 and $926,000 for the years ended December 31, 2001, 2002 and 2003, respectively and $227,000 and $228,000 for the three months ended March 31, 2003 and 2004, respectively) is recorded as additional interest expense by LBI Holdings. The warrants are stated at fair value each reporting period, with subsequent changes in fair value being recorded as deferred financing costs and amortized to interest expense over the remaining life of the Subordinated Notes. The warrants are shown as redeemable stock purchase warrants in the accompanying balance sheets.

In connection with the refinancing of the Company’s credit facilities on March 20, 2001, the Company wrote-off to interest expense unamortized deferred financing costs of approximately $2,748,000.

On July 9, 2002, LBI Media, Inc. issued $150.0 million of Senior Subordinated Notes due 2012 (Senior Subordinated Notes), entered into a new $160.0 million senior revolving credit facility (2002 Revolver), repaid

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

the Old Revolver and the Old Term Loans and loaned approximately $54.3 million to LBI Intermediate Holdings, Inc. pursuant to an intercompany note. The proceeds of the intercompany note were used to repay the Old Senior Notes (including a $2.5 million early redemption penalty that is included in interest expense). After such repayment, LBI Media, Inc. merged with and into LBI Intermediate Holdings, Inc., at which time the intercompany note was canceled.

The Senior Subordinated Notes bear interest at the rate of 10 1/8% per annum, and interest payments are to be made on a semi-annual basis each January 15 and July 15. LBI Media is a holding company that has no independent assets or operations. All of LBI Media’s subsidiaries are wholly owned and provided full and unconditional joint and several guarantees of the Senior Subordinated Notes. The indenture governing the Senior Subordinated Notes contains certain restrictive covenants that, among other things, limit LBI Media’s ability to borrow under the 2002 Revolver. LBI Media may borrow up to $150.0 million under the 2002 Revolver without having to meet the restrictions contained in the indenture governing the Senior Subordinated Notes, but any amount over $150.0 million will be subject to LBI Media’s compliance with a specified leverage ratio (as defined in the indenture of the Senior Subordinated Notes). The indenture also limits LBI Media’s ability to pay dividends.

Amounts available under the 2002 Revolver will begin decreasing quarterly, commencing on June 30, 2005 and continuing until maturity on September 30, 2009. Borrowings under the 2002 Revolver bear interest at the election of LBI Media, based on either the base rate (as defined in the senior credit agreement) or the LIBOR rate, in each case plus the applicable margin stipulated in the agreement ranging from 0.25% to 3.00% based on certain leverage ratios, as determined in the senior credit agreement, and are secured by substantially all of the Company’s and its subsidiaries’ assets. The 2002 Revolver bears interest at floating rates (4.01% at December 31, 2002, and ranging from 3.69% to 3.70% and 3.13% to 4.75% at December 31, 2003 and March 31, 2004, respectively) and matures on September 30, 2009. The Company may increase its borrowing capacity under the 2002 Revolver by an additional $40.0 million ($30.0 million after the increase in LBI Media’s borrowing capacity described below), subject to participation by its existing lenders or new lenders acceptable to the administrative agent under the 2002 Revolver and subject to restrictions in the indenture relating to its Senior Subordinated Notes. On August 16, 2002, LBI Media’s borrowing capacity under the 2002 Revolver was increased by $10.0 million to $170.0 million.

The 2002 Revolver contains customary restrictive covenants that, among other things, limit LBI Media’s ability to incur additional indebtedness and liens in connection therewith, pay dividends and make capital expenditures above certain limits. Under the 2002 Revolver, LBI Media must also maintain specified financial ratios, such as a maximum total leverage ratio, a maximum senior leverage ratio, a minimum ratio of EBITDA (as defined in the senior credit agreement) to interest expense and a minimum ratio of EBITDA (as defined in the senior credit agreement) to fixed charges.

LBI Media pays quarterly commitment fees on the unused portion of the 2002 Revolver based on its utilization rate of the total borrowing capacity. If LBI Media borrows less than 50% of the revolving credit commitment, it must pay a quarterly commitment fee of 0.500% times the unused portion. If LBI Media borrows 50% or more of the total revolving credit commitment, it must pay a quarterly commitment fee of 0.375% times the unused portion.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

On June 11, 2004 (see Note 15), LBI Media amended and restated the 2002 Revolver (as amended and restated, the “2004 Revolver”). The 2004 Revolver includes a $175.0 million revolving loan and a $5.0 million swing loan sub-facility. There are no scheduled reductions of commitments under the 2004 Revolver. In addition, LBI Media has the option to request its lenders to increase the amount of the 2004 Revolver by an additional $50.0 million in the aggregate; however, the lenders are not obligated to do so. At the election of LBI Media, interest rates under the 2004 Revolver are either equal to the applicable margin above the prime rate for base rate loans or the applicable margin above the LIBOR rate for LIBOR loans. The applicable margin, which is based on LBI Media’s total leverage ratio, will range from 0.25% to 1.75% per annum for base rate loans and 1.50% to 3.00% per annum for LIBOR loans. The 2004 Revolver matures on September 30, 2010.

Borrowings under the 2004 Revolver are secured by substantially all of the tangible and intangible assets of LBI Media and its subsidiaries, including a first priority pledge of all capital stock of each of their respective subsidiaries. The 2004 Revolver also contains customary representations, affirmative and negative covenants and defaults for a senior credit facility.

On October 10, 2003, LBI Media Holdings issued $68.4 million aggregate principal amount at maturity of Senior Discount Notes due 2013 (Senior Discount Notes). These notes were sold at 58.456% of principal amount at maturity, resulting in gross proceeds of approximately $40.0 million and net proceeds of approximately $38.8 million after certain transaction costs. The net proceeds from the offering were used to repay a portion of the indebtedness outstanding under the 2002 Revolver. Under the terms of the notes, cash interest will not accrue or be payable on the notes prior to October 15, 2008 and instead the value of the notes will be increased each period such that it will be equal to $68.4 million on such date; such accretion (approximately $1.0 million and $1.1 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively) is recorded as additional interest expense by LBI Media Holdings. Thereafter, cash interest on the notes will accrue at a rate of 11% per year payable semi-annually on each April 15 and October 15; provided, however, that LBI Media Holdings may make a cash interest election on any interest payment date prior to October 15, 2008. If LBI Media Holdings makes a cash interest election, the principal amount of the notes at maturity will be reduced to the accreted value of the notes as of the date of the cash interest election and cash interest will begin to accrue at a rate of 11% per year from the date LBI Media Holdings makes such election. The indenture governing the Senior Discount Notes contains certain restrictive covenants that, among other things, limit LBI Media Holdings’ ability to incur additional indebtedness and pay dividends. The Senior Discount Notes are structurally subordinated to the 2002 Revolver and Senior Subordinated Notes.

In connection with the July 2002 refinancings discussed above, the Company expensed approximately $6.1 million of previously deferred financing costs relating to the Old Revolver, the Old Term Loans and the Old Senior Notes in July 2002.

In addition, the Company loaned approximately $1.9 million to a stockholder at the time of the refinancings. The loan matures in 2009 and bears interest at the applicable federal rate (2.84% per annum). The Company also repaid notes payable to its stockholders of approximately $1.9 million.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

The 2002 Revolver, Senior Subordinated Notes and Senior Discount Notes contain certain financial and nonfinancial covenants including restrictions on LBI Media’s and LBI Media Holdings’ ability to pay dividends. At March 31, 2004, LBI Media and LBI Media Holdings were in compliance with all such covenants.

As of December 31, 2003, the Company’s long-term debt had scheduled repayments for each of the next five years as follows:

2003	$163,078
2004	177,675
2005	192,887
2006	209,401
2007	20,576,608

$21,319,649

The above table does not include interest payments and does not include any deferred compensation amounts the Company may ultimately pay.

As described in Note 1, on February 12, 2004, Liberman Broadcasting, a Delaware corporation, filed a registration statement on Form S-1 with the Securities and Exchange Commission for the proposed initial public offering of its Class A common stock (the “Offering”). Immediately before the Offering, Liberman Broadcasting will merge with LBI Holdings, a California corporation. Liberman Broadcasting will survive the merger and effectively reincorporate LBI Holdings into a Delaware corporation. It is anticipated that a portion of the net proceeds to Liberman Broadcasting from the Offering will be used to repay:

•	approximately $21.7 million of the outstanding principal amount under the 2004 Revolver, plus accrued and unpaid interest,

•	$52.5 million of the principal amount of the Senior Subordinated Notes at a redemption price of 110.125%, plus accrued and unpaid interest,

•	approximately $16.8 million of the accreted value of the Senior Discount Notes at a redemption price of 111.0% of the accreted value to the redemption date, and

•	all of the outstanding Parent Subordinated Notes at a redemption price of 100.0%, plus accrued and unpaid interest.

Assuming the above redemption occurred on March 31, 2004, the Company would have incurred (1) approximately $6.0 million in one-time charges relating to the Senior Subordinated Notes, of which approximately $0.7 million relates to the noncash write-off of previously deferred financing costs, (2) approximately $2.6 million in one-time charges relating to the Senior Discount Notes, of which approximately $0.7 million relates to the noncash write-off of previously deferred financing costs and (3) approximately $16.6 million in one-time noncash expenses relating to the Parent Subordinated Notes, in connection with the write-off of previously deferred financing costs and a loss resulting from the early retirement of the Parent Subordinated Notes.

In addition, Liberman Broadcasting expects that the warrants will be exercised for shares of its Class A common stock at the closing of the Offering. Liberman Broadcasting also intends to enter into an agreement with the holders of the warrants to terminate certain of their rights under the warrant agreement, including the put and

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

call rights. Assuming the Offering closed and the warrants were exercised on March 31, 2004, the Company would have incurred a one-time $6.0 million noncash charge to adjust the fair market value of the warrants resulting from the immediate increase in its net equity value, based on preliminary market valuations.

5.     Commitments and Contingencies

Leases

The Company leases the land, tower and/or studio space for certain stations under noncancelable operating leases that expire at various times through 2023, with some having renewal options, generally for one to five years. Rental expenses under these agreements totaled approximately $559,000, $885,000 and $1,288,000 during the years ended December 31, 2001, 2002 and 2003, respectively, and approximately $294,000 and $373,000 during the three months ended March 31, 2003 and 2004, respectively.

Future minimum lease payments by year and in the aggregate, under noncancelable operating leases, consist of the following at December 31, 2003:

2004	$1,004,000
2005	900,000
2006	871,000
2007	774,000
2008	790,000
Thereafter	2,840,000

$7,179,000

Deferred Compensation

The Company has entered into employment agreements with certain employees. In addition to annual compensation and other benefits, these agreements provide the employees with the ability to participate in the increase of the “net value” (as defined) of the Company over certain base amounts (Incentive Compensation). There are two components of Incentive Compensation: (i) a component that vests in varying amounts over time; and (ii) a component that vests upon the attainment of certain performance measures. The time vesting component is accounted for over the vesting periods specified in the employment agreements. Performance based amounts are accounted for at the time it is considered probable that the performance measures will be attained.

The employment agreements contain provisions which allow for limited accelerated vesting in the event of a change in control of the Company (as defined). Unless there is a change in control of the Company (as defined), the “net value” (as defined) of the Company is to be determined on December 31, 2005, December 31, 2006 or December 31, 2009 (depending upon the particular employment agreement). Any Incentive Compensation amounts due are required to be paid within thirty days after the date the “net value” of the Company is determined. If the Company is publicly traded, the employees may elect to receive all or a portion of the deferred compensation awards in the form of common stock of the Company.

At December 31, 2002 and 2003 and March 31, 2004, the “net value” of the Company exceeded the base amounts set forth in certain of the respective employment agreements, and the employees had vested in approximately $6,280,000, $8,506,000 and $9,567,000, respectively, of Incentive Compensation. As a part of the

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

calculation of this incentive compensation, the Company used the income and market valuation approaches to determine its “net value.” The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. The base amounts were negotiated with each employee at the time the employment agreement was entered into. The vested amounts are shown as deferred compensation in the accompanying consolidated balance sheets. The related expense is shown as noncash employee compensation in the accompanying consolidated statements of operations.

At March 31, 2004, the Company had not funded any portion of the deferred compensation liability.

Upon the closing of Liberman Broadcasting’s initial public offering of its Class A common stock, the Company currently anticipates an immediate increase in its “net value” based on preliminary equity market valuations. Assuming this offering closed on March 31, 2004, the Company’s deferred compensation expense would have increased by an additional $2.5 million for the three months ended March 31, 2004.

Litigation

The Company is subject to pending litigation arising in the normal course of its business. While it is not possible to predict the results of such litigation, management does not believe the ultimate outcome of these matters will have a materially adverse effect on the Company’s financial position or results of operations.

6.     Company Stock Repurchase Agreement

In January 1998, the Company and its stockholders entered into a stock repurchase agreement whereby in the event any stockholder of the Company dies or seeks to dispose of their stock, the Company and remaining stockholders of the Company will have the right to acquire such stock. This stock purchase agreement was terminated in February 2004 (see Note 7), and no party had exercised any rights under such agreement prior to its termination.

7.     Related Party Transactions

The Company’s national sales representative is an entity owned by stockholders of the Company. The Company was charged approximately $589,000, $1,339,000 and $2,201,000 from this entity during the years ended December 31, 2001, 2002 and 2003, respectively, and approximately $231,000 and $320,000 during the three months ended March 31, 2003 and 2004, respectively. Such amounts, which the Company believes represent market rates, are included in selling expenses in the accompanying consolidated statements of operations.

The Company owed its national sales representative approximately $134,000, $189,000 and $136,000 as of December 31, 2002 and 2003 and March 31, 2004, respectively. Such amounts are included in amounts due to related parties in the accompanying consolidated balance sheets.

The Company had approximately $2,541,000, $2,735,000 and $2,777,000 due from its stockholders and from affiliated companies at December 31, 2002 and 2003 and March 31, 2004, respectively. The Company loaned approximately $1,917,000 to a stockholder in July 2002. These loans bear interest at the applicable federal rate and mature through July 2009. Additionally, at the direction of its stockholders the Company has made

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

advances to certain religious and charitable organizations and individuals totaling approximately $645,000, $118,000 and $110,000 at December 31, 2002 and 2003 and March 31, 2004, respectively. These loans and advances, plus accrued interest, are included in amounts due from related parties and notes receivable from related parties in the accompanying consolidated balance sheets. During 2002 and 2003 and the three months ended March 31, 2004, the Company forgave approximately $100,000, $516,000 and $0 respectively, in advances made to certain organizations.

One of the Company’s stockholders is the sole shareholder of L.D.L. Enterprises, Inc. (LDL), a mail order business. From time to time, the Company allows LDL to use, free of charge, unsold advertising time on its television stations.

In February 2004, the Company and its stockholders terminated the stock repurchase agreement they entered into in January 1998, whereby in the event any stockholder of the Company had died or sought to dispose of their stock, the Company and remaining stockholders of the Company would have had the right to acquire such stock. No rights under the agreement were exercised by any party prior to its termination.

8.     Defined Contribution Plan

In 1999, the Company established a 401(k) defined contribution plan (the Plan), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 15% of their annual salary, including commissions, up to the maximum IRS allowable amount. The Company is allowed to contribute a discretionary amount to the Plan. For the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, the Company made no discretionary contributions to the Plan.

9.     Segment Data

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. The Company has two reportable segments—radio operations and television operations.

Management uses operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation as its measure of profitability for purposes of assessing performance and allocating resources.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues:
Radio operations	$31,585,340	$39,310,629	$45,630,561	$8,776,217	$8,951,104
Television operations	28,071,764	31,685,174	38,406,262	7,677,351	10,421,191

Consolidated net revenues	$59,657,104	$70,995,803	$84,036,823	$16,453,568	$19,372,295

Operating expenses, excluding depreciation, amortization, impairment of broadcast license and noncash employee compensation:
Radio operations	$14,454,498	$18,624,114	$21,722,375	$4,841,462	$4,809,927
Television operations	12,288,925	15,157,535	19,624,008	4,119,618	5,862,134

Consolidated operating expenses, excluding depreciation, amortization, impairment of broadcast license and noncash employee compensation	$26,743,423	$33,781,649	$41,346,383	$8,961,080	$10,672,061

Operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation:
Radio operations	$17,130,842	$20,686,515	$23,908,186	$3,934,755	$4,141,177
Television operations	15,782,839	16,527,639	18,782,254	$3,557,733	$4,559,057

Consolidated operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation	$32,913,681	$37,214,154	$42,690,440	$7,492,488	$8,700,234

Depreciation expense:
Radio operations	$875,595	$1,420,681	$1,411,432	$317,874	$461,609
Television operations	1,471,570	1,710,420	2,099,391	476,337	662,954

Consolidated depreciation expense	$2,347,165	$3,131,101	$3,510,823	$794,211	$1,124,563

Amortization expense:
Radio operations	$2,802,384	$—	$—	$—	$—
Television operations	3,523,641	—	—	—	—

Consolidated amortization expense	$6,326,025	$—	$—	$—	$—

Impairment of broadcast license:
Television operations	$—	$1,750,000	$—	$—	$—

Consolidated impairment of broadcast license	$—	$1,750,000	$—	$—	$—

Noncash employee compensation:
Radio operations	$1,398,000	$3,642,000	$2,226,000	$683,000	$1,061,000

Consolidated noncash employee compensation	$1,398,000	$3,642,000	$2,226,000	$683,000	$1,061,000

Operating income:
Radio operations	$12,054,863	$15,623,834	$20,270,754	$2,933,881	$2,618,568
Television operations	10,787,628	13,067,219	16,682,863	3,081,396	3,896,103

Consolidated operating income	$22,842,491	$28,691,053	$36,953,617	$6,015,277	$6,514,671

Total assets:
Radio operations	$107,806,094	$133,313,667	$173,949,221	$133,131,247	$172,698,316
Television operations	125,529,038	125,100,315	131,074,486	126,643,204	167,702,425
Corporate	19,058,053	26,259,083	39,828,844	29,368,914	35,475,245

Total consolidated assets	$252,393,185	$284,673,065	$344,852,551	$289,143,365	$375,875,986

Reconciliation of operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation to (loss) income before income taxes and cumulative effective of accounting change:

Operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation	$32,913,681	$37,214,154	$42,690,440	$7,492,488	$8,700,234
Depreciation	(2,347,165)	(3,131,101)	(3,510,823)	(794,211)	(1,124,563)
Amortization	(6,326,025)	—	—	—	—
Impairment of broadcast license	—	(1,750,000)	—	—	—
Noncash employee compensation	(1,398,000)	(3,642,000)	(2,226,000)	(683,000)	(1,061,000)
Interest expense	(30,010,979)	(38,211,860)	(29,202,390)	(6,742,892)	(8,301,529)
Interest and other income	473,634	137,750	97,714	22,614	24,123
Loss on sale of property and equipment	—	(388,169)	(4,000)	—	—

(Loss) income before income taxes and cumulative effect of accounting change	$(6,694,854)	$(9,771,226)	$7,844,941	$(705,001)	$(1,762,735)

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

10.    Earnings Per Share

Basic earnings per share is based upon the weighted-average number of common shares outstanding. Diluted earnings per share is based upon the weighted-average number of common shares and dilutive potential common shares outstanding. Potential common shares, consisting of outstanding warrants are considered in the calculation under the treasury stock method.

The following table sets forth the computation of basic and diluted (loss) earnings per share.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Numerator for basic and diluted (loss) earnings per share:
(Loss) income before cumulative effect of accounting change	$(6,775,437)	$(9,812,826)	$7,863,735	$(725,001)	$(1,650,867)
Cumulative effect of accounting change	—	(8,106,000)	—	—	—

Net (loss) income	$(6,775,437)	$(17,918,826)	$7,863,735	$(725,001)	$(1,650,867)

Denominator:
Denominator for basic (loss) earnings per share:
Weighted average shares	200	200	200	200	200
Effect of dilutive securities:
Warrants	—	—	14	—	—

Denominator for diluted (loss) earnings per share:
Adjusted weighted average shares	200	200	214	200	200

Basic (loss) earnings per share:
(Loss) income before cumulative effect of accounting	$(33,877)	$(49,064)	$39,319	$(3,625)	$(8,254)
Cumulative effect of accounting change	—	(40,530)	—	—	—

Net (loss) income	$(33,877)	$(89,594)	$39,319	$(3,625)	$(8,254)

Diluted (loss) earnings per share:
(Loss) income before cumulative effect of accounting	$(33,877)	$(49,064)	$36,746	$(3,625)	$(8,254)
Cumulative effect of accounting change	—	(40,530)	—	—	—

Net (loss) income	$(33,877)	$(89,594)	$36,746	$(3,625)	$(8,254)

For the years ended December 31, 2001 and 2002, and the three months ended March 31, 2003 and 2004, outstanding warrants to purchase 14.02 shares were excluded from the calculation of diluted loss per share as their effect would have been antidilutive.

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

11.    LBI Media Holdings, Inc. (Parent Company Only)

The terms of LBI Media’s senior credit facility and the indenture governing LBI Media’s senior subordinated notes restrict LBI Media’s ability to transfer assets to LBI Media Holdings in the form of loans, advances, or dividends. The following parent-only condensed financial information presents balance sheets and related statements of operations and cash flows for LBI Media Holdings by accounting for the investments in the owned subsidiaries on the equity method of accounting. The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

	December 31,		March 31, 2004
	2002	2003
Condensed Balance Sheet Information:

Assets
Deferred financing costs	$—	$1,889,708	$1,848,820
Investment in subsidiaries	14,436,404	69,197,460	69,802,812
Other assets	—	19,353	31,223

Total assets	$14,436,404	$71,106,521	$71,682,855

Liabilities and stockholder’s equity
Long term debt	$—	$40,978,056	$42,078,063
Stockholder’s equity:
Common stock	1	1	1
Additional paid-in capital	22,657,667	22,657,667	22,657,667
Retained (deficit) earnings	(8,221,264)	7,470,797	6,947,124

Total stockholder’s equity	14,436,404	30,128,465	29,604,792

Total liabilities and stockholder’s equity	$14,436,404	$71,106,521	$71,682,855

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Condensed Statement of Operations Information:

Income:
Equity in earnings (losses) of subsidiaries	$1,789,470	$(7,902,868)	$16,728,789	$1,038,319	$1,381,380
Expenses:
Interest expense	—	—	(1,012,382)	—	(1,147,143)

Income before income taxes	$1,789,470	$(7,902,868)	$15,716,407	$1,038,319	$234,237
Income tax benefit	—	—	15,186	—	13,120

Net income (loss)	$1,789,470	$(7,902,868)	$15,731,593	$1,038,319	$247,357

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Condensed Statement of Cash Flows Information:
Cash flows provided by operating activities:
Net income (loss)	$1,789,470	$(7,902,868)	$15,731,593	$1,038,319	$247,357
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (earnings) losses of subsidiaries	(1,789,470)	7,902,868	(16,728,789)	(1,038,319)	(1,381,380)
Amortization of deferred financing costs	—	—	33,765	—	45,886
Accretion on discount notes	—	—	977,784	—	1,100,007
Change in other assets	—	—	(19,353)	—	(11,870)
Distributions from subsidiaries	68,537,951	159,767	767,997	—	776,028

Net cash provided by operating activities	$68,537,951	$159,767	$762,997	$—	$776,028

Cash flows used in investing activities:
Investment in subsidiaries	$(30,000,000)	$—	$(38,800,264)	$—	$—

Net cash used in investing activities	$(30,000,000)	$—	$(38,800,264)	$—	$—

Cash flows (used in) provided by financing activities:
Proceeds from issuance of senior discount notes	$—	$—	$40,000,272	$—	$—
Payments of deferred financing costs	—	—	(1,923,473)	—	(4,998)
Contribution from Parent	30,000,000	—	—	—	—
Distributions to Parent	(68,537,951)	(159,767)	(39,532)	—	(771,030)

Net cash (used in) provided by financing activities	$(38,537,951)	$(159,767)	$38,037,267	$—	$(776,028)

Net change in cash and cash equivalents	$—	$—	$—	$—	$—
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—	$—	$—

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

12.    LBI Holdings I, Inc. (Parent Company Only)

The terms of LBI Media’s senior credit facility and the indenture governing LBI Media’s senior subordinated notes restrict LBI Media’s ability to transfer assets to LBI Media Holdings in the form of loans, advances, or dividends. The indenture governing LBI Media Holdings’ senior discount notes restricts LBI Media Holdings’ ability to transfer assets to LBI Holdings in the form of loans, advances or dividends. The following parent-only condensed financial information presents balance sheets and related statements of operations and cash flows for LBI Holdings by accounting for the investments in the owned subsidiaries on the equity method of accounting. The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

	December 31,		March 31, 2004
	2002	2003
Condensed Balance Sheet Information:

Assets
Deferred financing costs	$10,706,545	$11,988,467	$14,060,947
Investment in subsidiaries	14,436,404	30,128,465	29,604,792
Other assets	—	63,246	193,672

Total assets	$25,142,949	$42,180,178	$43,859,411

Liabilities and stockholder’s deficiency
Long term debt	$19,833,559	$23,665,091	$27,110,043
Accrued interest	7,131,630	10,173,592	8,458,739
Redeemable stock purchase warrants	27,500,000	29,800,000	31,400,000
Stockholder’s deficiency:
Common stock	2	2	2
Additional paid-in capital	49,998	49,998	49,998
Retained deficit	(29,372,240)	(21,508,505)	(23,159,371)

Total stockholder’s deficiency	(29,322,240)	(21,458,505)	(23,109,371)

Total liabilities and stockholder’s deficiency	$25,142,949	$42,180,178	$43,859,411

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Condensed Statement of Operations Information:

Income:
Equity in earnings (losses) of subsidiaries	$1,789,470	$(7,902,868)	$15,731,593	$1,038,319	$247,357
Expenses:
Interest expense	(8,564,907)	(10,015,958)	(7,931,101)	(1,763,320)	(2,028,649)

(Loss) income before income taxes	$(6,775,437)	$(17,918,826)	$7,800,492	$(725,001)	$(1,781,292)
Income tax benefit	—	—	63,243	—	130,426

Net (loss) income	$(6,775,437)	$(17,918,826)	$7,863,735	$(725,001)	$(1,650,866)

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Condensed Statement of Cash Flows Information:

Cash flows provided by operating activities:
Net (loss) income	$(6,775,437)	$(17,918,826)	$7,863,735	$(725,001)	$(1,650,866)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (earnings) losses of subsidiaries	(1,789,470)	7,902,868	(15,731,593)	(1,038,319)	(247,357)
Amortization of deferred financing costs	1,263,582	1,346,875	1,057,610	254,458	298,550
Accretion on subordinated notes	2,555,667	940,396	926,028	226,654	228,293
Change in other assets	—	—	(63,246)	—	(130,426)
Change in accrued interest	2,887,667	7,728,687	5,947,466	1,282,208	1,501,806
Distributions from subsidiaries	68,537,951	159,767	39,532	—	771,030

Net cash provided by operating activities	$66,679,960	$159,767	$39,532	$—	$771,030

Cash flows used in investing activities:
Investment in subsidiaries	$(30,000,000)	$—	$—	$—	$—

Net cash used in investing activities	$(30,000,000)	$—	$—	$—	$—

Cash flows used in financing activities:
Proceeds from issuance of long-term debt	$30,000,000	$—	$—	$—	$—
Payments of deferred financing costs	(1,068,307)	(159,767)	(39,532)	—	(771,030)
Payments on long-term debt	(65,611,653)	—	—	—	—

Net cash used in financing activities	$(36,679,960)	$(159,767)	$(39,532)	$—	$(771,030)

Net change in cash and cash equivalents	$—	$—	$—	$—	$—
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—	$—	$—

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

13.    Valuation and Qualifying Accounts and Reserves

The following is a summary of the valuation and qualifying accounts and reserves for the years ended December 31, 2001, 2002 and 2003.

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Year Ended 2001:
Allowance for doubtful accounts	211,030	170,221	(220,221)	161,030
Year Ended 2002:
Allowance for doubtful accounts	161,030	861,660	(394,952)	627,738
Year Ended 2003:
Allowance for doubtful accounts	627,738	1,066,154	(728,760)	965,132

14.    Pro Forma Income Taxes (Unaudited)

Upon completion of the proposed initial public offering (as more fully described in Note 1), the Company will not qualify as an S corporation, and none of its subsidiaries will qualify as subchapter S subsidiaries. Thus, the Company will be taxed at regular corporate rates. For informational purposes, the consolidated statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company was a C corporation, calculated in accordance with SFAS No. 109, Accounting for Income Taxes.

Significant components of the pro forma provision for (benefit from) income taxes on income (loss) before cumulative effect of accounting change are as follows:

	December 31, 2001	December 31, 2002	December 31, 2003
Current:
Federal	$—	$—	$53,933
State and local	11,918	10,400	241,019

Total current	$11,918	$10,400	$294,952

Deferred:
Federal	$567,330	$(73,602)	$4,441,863
State and local	147,506	(19,137)	1,154,884

Total deferred	714,836	(92,739)	5,596,747

Total income tax provision (benefit)	$726,754	$(82,339)	$5,891,699

Assuming the proposed initial public offering closed on March 31, 2004, the Company would have recorded a one-time noncash charge of approximately $39.1 million to adjust its deferred tax accounts resulting from the change in the Company’s tax status.

15.    Event (Unaudited) Subsequent to the Date of the Independent Registered Public Accounting Firm’s Report

On June 11, 2004, LBI Media and each of its subsidiaries, as guarantors, entered into the 2004 Revolver. The 2004 Revolver amended and restated the Amended and Restated Credit Agreement, dated as of July 9, 2002,

LBI HOLDINGS I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Information Pertaining to the Three Months Ended March 31, 2003 and 2004 is Unaudited)

among LBI Media, the guarantors party thereto, the lenders party thereto and Fleet National Bank, as administrative agent, as amended. The 2004 Revolver includes a $175.0 million revolving loan and a $5.0 million swing loan sub-facility. There are no scheduled reductions of commitments under the 2004 Revolver. In addition, LBI Media has the option to request its lenders to increase the amount of the 2004 Revolver by an additional $50.0 million in the aggregate; however, the lenders are not obligated to do so. At the election of LBI Media, interest rates under the 2004 Revolver are either equal to the applicable margin above the prime rate for base rate loans or the applicable margin above the LIBOR rate for LIBOR loans. The applicable margin, which is based on LBI Media’s total leverage ratio, will range from 0.25% to 1.75% per annum for base rate loans and 1.50% to 3.00% per annum for LIBOR loans. The 2004 Revolver matures on September 30, 2010.

Borrowings under the 2004 Revolver are secured by substantially all of the tangible and intangible assets of LBI Media and its subsidiaries, including a first priority pledge of all capital stock of each of their respective subsidiaries. The 2004 Revolver also contains customary representations, affirmative and negative covenants and defaults for a senior credit facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Liberman Broadcasting, Inc.

We have audited the accompanying balance sheet of Liberman Broadcasting, Inc. as of February 10, 2004. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Liberman Broadcasting, Inc. at February 10, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

February 11, 2004

LIBERMAN BROADCASTING, INC.

BALANCE SHEET

February 10, 2004

Assets—Cash	$200

Stockholders’ Equity:
Common Stock, $.01 par value, authorized 1,000 shares, issued and outstanding 200 shares	$—
Additional Paid in Capital	200

$200

1. Organization and Purpose— Liberman Broadcasting, Inc. (the Company) was incorporated in Delaware on February 3, 2004 for the purpose of reincorporating LBI Holdings I, Inc., a California corporation (LBI), into a Delaware corporation. Prior to the consummation of the initial public offering of the Company’s Class A common stock and subject to FCC approval, the Company will merge with LBI, all of the outstanding common stock of the Company will be converted into the right to receive $200 and all of the outstanding common stock of LBI will be converted into the right to receive shares of Class B common stock of the Company.

2. Stockholders’ Equity—The Company is authorized to issue 1,000 shares of $0.01 par value common stock. Officers of LBI have acquired 200 shares in exchange for $200.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Class A common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. (“NASD”) filing fee and The NASDAQ National Market listing fee.

Amount To Be Paid
SEC registration fee	$24,151
NASD filing fee	19,562
NASDAQ listing fee	100,000
Printing and engraving expenses	275,000
Legal fees and expenses	600,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	96,287

Total	$1,525,000

Item 14. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)

to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of

Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, other than by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Registrant’s Restated Certificate of Incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Registrant will indemnify any and all of its officers and directors. Before the completion of this offering, Registrant intends to enter into indemnification agreements with its officers and directors. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant’s Restated Certificate of Incorporation also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Before the completion of this offering, Registrant intends to obtain an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Registrant.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2001, the Registrant and the predecessor of Registrant, LBI Holdings I, Inc. (“LBI Holdings”), have issued securities in two transactions that were not registered under the Securities Act of 1933 as amended (the “Securities Act”). On March 20, 2001, LBI Holdings issued $30.0 million aggregate principal amount of its 9% Junior Subordinated Notes due 2014 and warrants to purchase 14.02 shares of its common stock at an exercise price of $0.01 per share to various institutional accredited investors in exchange for $30.0 million in cash. On February 10, 2004, the Registrant issued 200 shares of its common stock, par value $0.01 per share, to two accredited investors in exchange for $200 in cash. Each transaction was exempt from registration pursuant to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as a transaction not involving a public offering. No general solicitation was made by either LBI Holdings, the

Registrant, or any person acting on each of their behalfs; the securities sold are subject to transfer restrictions; and the certificates for the notes, warrants and shares of common stock contained appropriate legends stating such securities have not been registered under the Securities Act and may not be offered or sold absent, registration or pursuant to an exemption therefrom. No underwriters were involved in connection with either transaction.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of Registrant (4)

3.2	Bylaws of Registrant (4)

3.3	Form of Restated Certificate of Incorporation of Registrant to be effective upon consummation of this offering (4)

3.4	Form of Amended and Restated Bylaws of Registrant to be effective upon consummation of this offering

4.1	Form of Class A Common Stock Certificate (4)

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities offered in this offering. (4)

10.1

Amended and Restated Credit Agreement, dated June 11, 2004, by and among LBI Media, Inc., the guarantors named therein, Credit Suisse First Boston, as administrative agent and lender, and certain other lenders named therein

10.2	Indenture governing LBI Media’s 10 1/8% Senior Subordinated Notes due 2012, dated July 9, 2002, by and among LBI Media, Inc., the guarantors named therein and U.S. Bank, N.A., as trustee (1)

10.3	Indenture governing LBI Media Holdings’ 11% Senior Discount Notes due 2013, dated October 10, 2003, by and among LBI Media Holdings, Inc. and U.S. Bank National Association, as Trustee (2)

10.4	Note Secured by Deed of Trust, dated July 15, 1999, by Empire Burbank Studios, Inc., a California corporation in favor of the City National Bank (1)

10.5	Securities Purchase Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein (1)

10.6

First Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of July 9, 2002, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, Fleet National Bank, and Oaktree Capital Management, LLC (1)

10.7

Second Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of October 10, 2003, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, and Fleet National Bank (2)

10.8	Warrant Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein, as amended (1)

10.9

Subordination and Intercreditor Agreement dated March 20, 2001, by and between LBI Holdings I, Inc., the subordinated creditors listed therein and Fleet National Bank, as administrative agent, as amended (1)

Exhibit Number	Exhibit Description

10.10

Asset Purchase Agreement dated as of April 5, 2002, among El Dorado Communications, Inc., El Dorado 108, Inc., KXTJ License, Inc., LBI Media, Inc., Liberman Broadcasting of Houston, Inc. and Liberman Broadcasting of Houston License Corp. relating to the acquisition of KQQK (1)

10.11

First Amendment to FM Asset Purchase Agreement and AM Asset Purchase Agreement, dated October 8, 2002, by and among El Dorado Communications, Inc., KXTJ License, Inc., LBI Media, Inc., Liberman Broadcasting of Houston, Inc. and Liberman Broadcasting of Houston License Corp. relating to acquisitions of KQQK-FM and KEYH-AM(1)

10.12	Local Marketing Agreement, dated April 5, 2002, by and between El Dorado Communications, Inc. and Liberman Broadcasting of Houston, Inc. for the operation of KQQK-FM (1)

10.13

Asset Purchase Agreement dated as of April 5, 2002, among El Dorado Communications, Inc., El Dorado 108, Inc., KXTJ License, Inc., LBI Media, Inc., Liberman Broadcasting of Houston, Inc. and Liberman Broadcasting of Houston License Corp. relating to the acquisition of KEYH (1)

10.14	Time Brokerage (Local Marketing) Agreement, dated April 5, 2002, by and between El Dorado Communications, Inc. and Liberman Broadcasting of Houston, Inc. for the operation of KEYH-AM(1)

10.15

Asset Purchase Agreement dated June 21, 2002, among Guajillo Investments, LLC, LBI Media, Inc. Liberman Broadcasting of Houston, Inc., and Liberman Broadcasting of Houston License Corp. relating to the acquisition of KIOX-FM and KXGJ (1)

10.16

Asset Purchase Agreement, dated December 19, 2002, by and among Aries Communications, Inc., Orange Broadcasting Corp., LBI Media, Inc., Liberman Broadcasting, Inc. and LBI Radio License Corp. relating to the acquisition of KMXN-FM (1)

10.17	Local Marketing Agreement, dated December 19, 2002, by and between Aries Communications, Inc. and Liberman Broadcasting, Inc. (KMXN-FM) (1)

10.18

Asset Purchase Agreement dated as of July 14, 2003, among Word of God Fellowship, Inc., LBI Media, Inc., Liberman Television of Dallas, Inc. and Liberman Television of Dallas License Corp. relating to the acquisition of KMPX (2)

10.19	Time Brokerage Agreement for KVNR, dated August 4, 2002, by and among Liberman Broadcasting, Inc., LBI Radio License Corp and Little Saigon Radio(1)

10.20	Promissory Note dated December 20, 2001 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

10.21	Promissory Note dated December 20, 2001 by Jose Liberman in favor of LBI Media, Inc. (1)

10.22	Promissory Note dated June 14, 2002 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

10.23	Promissory Note dated July 9, 2002 issued by Lenard Liberman in favor of LBI Media, Inc. (1)

10.24	Promissory Note dated July 14, 2002 issued by Jose Liberman in favor of LBI Media, Inc. (1)

10.25	Promissory Note dated July 29, 2002 issued by Jose Liberman in favor of LBI Media, Inc. (1)

10.26	Stock Purchase Agreement, dated January 6, 1998, by and among Jose Liberman, Esther Liberman, Lenard D. Liberman and LBI Holdings I, Inc. (1)

10.27	Employment Agreement, dated March 21, 2003, by and between LBI Media, Inc. and Brett Zane (1)

10.28

Asset Purchase Agreement, dated March 18, 2004, among A.M. & P.M. Broadcasters, LLC, LBI Media, Inc., Liberman Broadcasting of Dallas, Inc. and Liberman Broadcasting of Dallas License Corp. relating to the acquisition of KNOR (FM) (3)

Exhibit Number	Exhibit Description

21.1	Subsidiaries of Registrant (4)

23.1	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1) (4)

23.2	Consent of Ernst & Young LLP relating to LBI Holdings I, Inc.

23.3	Consent of Ernst & Young LLP relating to Liberman Broadcasting, Inc.

24.1	Power of Attorney (4)

99.1	Consent of Mr. William Adams

99.2	Consent of Mr. Brett Zane

99.3	Consent of Mr. Robert Emmert

*	To be filed by amendment.
(1)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media, Inc. on October 4, 2002, as amended, Registration No. 333-100330.
(2)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media Holdings, Inc. on October 30, 2003, as amended, Registration No. 333-110122.
(3)	Incorporated by reference to Annual Report on Form 10-K filed by LBI Media Holdings, Inc. on March 30, 2004, File No. 333-110122.
(4)	Previously filed.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burbank, State of California, on June 22, 2004.

LIBERMAN BROADCASTING, INC.

By:	/s/ BRETT ZANE
Name:	Brett Zane
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Jose Liberman	President and Director (chief executive officer)	June 22, 2004

* Lenard D. Liberman	Executive Vice President and Director	June 22, 2004

/s/ BRETT ZANE Brett Zane	Chief Financial Officer (chief financial and accounting officer)	June 22, 2004

*By:	/s/ BRETT ZANE
Brett Zane
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation of Registrant (4)

3.2	Bylaws of Registrant (4)

3.3	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon consummation of this offering (4)

3.4	Form of Amended and Restated Bylaws of Registrant to be effective upon consummation of this offering

4.1	Form of Class A Common Stock Certificate (4)

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities offered in this offering (4)

10.1

Amended and Restated Credit Agreement, dated June 11, 2004, by and among LBI Media, Inc., the guarantors named therein, Credit Suisse First Boston, as administrative agent and lender, and certain other lenders named therein

10.2	Indenture governing LBI Media’s 10 1/8% Senior Subordinated Notes due 2012, dated July 9, 2002, by and among LBI Media, Inc., the guarantors named therein and U.S. Bank, N.A., as trustee (1)

10.3	Indenture governing LBI Media Holdings’ 11% Senior Discount Notes due 2013, dated October 10, 2003, by and among LBI Media Holdings, Inc. and U.S. Bank National Association, as Trustee (2)

10.4	Note Secured by Deed of Trust, dated July 15, 1999, by Empire Burbank Studios, Inc., a California corporation in favor of the City National Bank (1)

10.5	Securities Purchase Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein (1)

10.6

First Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of July 9, 2002, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, Fleet National Bank, and Oaktree Capital Management, LLC (1)

10.7

Second Amendment to Securities Purchase Agreement, Warrant Agreement, and Subordination and Intercreditor Agreements dated as of October 10, 2003, by and among LBI Holdings I, Inc., the purchasers listed on the signature page thereof, and Fleet National Bank (2)

10.8	Warrant Agreement dated March 20, 2001, by and between LBI Holdings I, Inc. and the purchasers named therein, as amended (1)

10.9

Subordination and Intercreditor Agreement dated March 20, 2001, by and between LBI Holdings I, Inc., the subordinated creditors listed therein and Fleet National Bank, as administrative agent, as amended (1)

10.10

Asset Purchase Agreement dated as of April 5, 2002, among El Dorado Communications, Inc., El Dorado 108, Inc., KXTJ License, Inc., LBI Media, Inc., Liberman Broadcasting of Houston, Inc. and Liberman Broadcasting of Houston License Corp. relating to the acquisition of KQQK (1)

10.11

First Amendment to FM Asset Purchase Agreement and AM Asset Purchase Agreement, dated October 8, 2002, by and among El Dorado Communications, Inc., KXTJ License, Inc., LBI Media, Inc., Liberman Broadcasting of Houston, Inc. and Liberman Broadcasting of Houston License Corp. relating to acquisitions of KQQK-FM and KEYH-AM(1)

10.12	Local Marketing Agreement, dated April 5, 2002, by and between El Dorado Communications, Inc. and Liberman Broadcasting of Houston, Inc. for the operation of KQQK-FM (1)

Exhibit Number	Exhibit Description

10.13

Asset Purchase Agreement dated as of April 5, 2002, among El Dorado Communications, Inc., El Dorado 108, Inc., KXTJ License, Inc., LBI Media, Inc., Liberman Broadcasting of Houston, Inc. and Liberman Broadcasting of Houston License Corp. relating to the acquisition of KEYH (1)

10.14	Time Brokerage (Local Marketing) Agreement, dated April 5, 2002, by and between El Dorado Communications, Inc. and Liberman Broadcasting of Houston, Inc. for the operation of KEYH-AM(1)

10.15

Asset Purchase Agreement dated June 21, 2002, among Guajillo Investments, LLC, LBI Media, Inc. Liberman Broadcasting of Houston, Inc., and Liberman Broadcasting of Houston License Corp. relating to the acquisition of KIOX-FM and KXGJ (1)

10.16

Asset Purchase Agreement, dated December 19, 2002, by and among Aries Communications, Inc., Orange Broadcasting Corp., LBI Media, Inc., Liberman Broadcasting, Inc. and LBI Radio License Corp. relating to the acquisition of KMXN-FM (1)

10.17	Local Marketing Agreement, dated December 19, 2002, by and between Aries Communications, Inc. and Liberman Broadcasting, Inc. (KMXN-FM) (1)

10.18

Asset Purchase Agreement dated as of July 14, 2003, among Word of God Fellowship, Inc., LBI Media, Inc., Liberman Television of Dallas, Inc. and Liberman Television of Dallas License Corp. relating to the acquisition of KMPX (2)

10.19	Time Brokerage Agreement for KVNR, dated August 4, 2002, by and among Liberman Broadcasting, Inc., LBI Radio License Corp and Little Saigon Radio(1)

10.20	Promissory Note dated December 20, 2001 issued by Lenard D. Liberman in favor of LBI Media, Inc. (1)

10.21	Promissory Note dated December 20, 2001 by Jose Liberman in favor of LBI Media, Inc. (1)

10.22	Promissory Note dated June 14, 2002 issued by Lenard D. Liberman in favor of LBI Media, Inc.(1)

10.23	Promissory Note dated July 9, 2002 issued by Lenard Liberman in favor of LBI Media, Inc. (1)

10.24	Promissory Note dated July 14, 2002 issued by Jose Liberman in favor of LBI Media, Inc.(1)

10.25	Promissory Note dated July 29, 2002 issued by Jose Liberman in favor of LBI Media, Inc.(1)

10.26	Stock Purchase Agreement, dated January 6, 1998, by and among Jose Liberman, Esther Liberman, Lenard D. Liberman and LBI Holdings I, Inc. (1)

10.27	Employment Agreement, dated March 21, 2003, by and between LBI Media, Inc. and Brett Zane (1)

10.28	Asset Purchase Agreement, dated March 18, 2004, among A.M. & P.M. Broadcasters, LLC, LBI Media, Inc., Liberman Broadcasting of Dallas, Inc. and Liberman Broadcasting of Dallas License Corp. relating to the acquisition of KNOR (FM) (3)

21.1	Subsidiaries of Registrant (4)

23.1	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1) (4)

23.2	Consent of Ernst & Young LLP relating to LBI Holdings I, Inc.

23.3	Consent of Ernst & Young LLP relating to Liberman Broadcasting, Inc.

24.1	Power of Attorney (4)

99.1	Consent of Mr. William Adams

99.2	Consent of Mr. Brett Zane

99.3	Consent of Mr. Robert Emmert

*	To be filed by amendment.
(1)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media, Inc. on October 4, 2002, as amended, Registration No. 333-100330.

(2)	Incorporated by reference to Registration Statement on Form S-4 filed by LBI Media Holdings, Inc. on October 30, 2003, as amended, Registration No. 333-110122.
(3)	Incorporated by reference to Annual Report on Form 10-K filed by LBI Media Holdings, Inc. on March 30, 2004, File No. 333-110122.
(4)	Previously filed.